smiths

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Smiths Group plc

765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

RECEIVED

2007 JUL 16 P 12:03

10 July 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

07025262

Your ref : 82-34872

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules and/or Disclosure & Transparency Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

20 JUNE TO 10 JULY 2007

369	22/06/2007 : 10:03:00	Smiths Group PLC - Result of B share election
370	25/06/2007 : 08:00:00	Smiths Group PLC - Dividend Declaration
371	25/06/2007 : 08:00:00	JPMorgan Cazenove - Initial Purchase Offer
372	26/06/2007 : 09:54:00	Smiths Group PLC - Holding(s) in Company
373	27/06/2007 : 09:20:00	Smiths Group PLC - Holding(s) in Company
374	27/06/2007 : 13:11:00	Smiths Group PLC - Purchase of own shares
375	02/07/2007 : 09:20:00	Smiths Group PLC - Total Voting Rights
376	04/07/2007 : 10:36:00	Smiths Group PLC - Director/PDMR shareholding
377	05/07/2007 : 11:29:00	Smiths Group PLC - Holding(s) in Company

Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Result of B share election
Released	10:03 22-Jun-07
Number	8472Y

RECEIVED

2007 JUL 16 P 12:53

Smiths Group plc - Return of Cash - Results of Elections

Not for release, publication or distribution in whole or in part into the United States, Canada, Australia and New Zealand.

The Return of Cash, which was approved by Shareholders at the EGM of Smiths Group plc held on 11 June 2007, provided Shareholders with three choices in relation to their B Shares. As at the close of the Election Period, being 3:00 p.m. on 21 June 2007, the results of the elections were as follows:

- elections or deemed elections to receive the Single B Share Dividend were made in relation to 348,205,433 B Shares (60.29 per cent. of the issued B Shares);
- elections to accept the Initial Purchase Offer were received in relation to 224,439,118 B shares (38.86 per cent. of the issued B Shares); and
- elections to retain B Shares were received in relation to 4,926,594 B Shares (0.85 per cent. of the issued B Shares).

It is expected that JPMorgan Cazenove, acting as principal, will, on 25 June 2007, make the Initial Purchase Offer to purchase 224,439,118 B Shares in respect of which valid elections have been received from Shareholders.

It is also expected that on 25 June 2007 Smiths will declare the Single B Share Dividend of 365 pence per B Share payable to those Shareholders who have, or who are deemed to have, elected to receive the Single B Share Dividend.

Settlement of the Initial Purchase Offer and the Single B Share Dividend for Shareholders is expected to be made on 28 June 2007.

Terms defined in the circular from Smiths to its Shareholders dated 16 May 2007 have the same meaning when used in this announcement.

For further information:

Smiths: 020 8458 3232
Russell Plumley (Investors)
Chris Fox (Press)

JPMorgan Cazenove: 020 7588 2828
Edmund Byers
Matthew Lawrence

Credit Suisse: 020 7888 8888
James Leigh-Pemberton
Tristan Lovegrove

JPMorgan Cazenove Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting for Smiths and no-one else in connection with the Return of Cash and will not be responsible to anyone other than Smiths for providing the protections afforded to clients of JPMorgan Cazenove Limited or for providing advice in relation to the Return of Cash.

No offer to purchase B Shares is being or will be made in any territory where it is illegal to do so by Smiths or JPMorgan Cazenove Limited or any person acting on behalf of either of the foregoing.

END

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©2007 London Stock Exchange plc. All rights reserved

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Dividend Declaration
Released	08:00 25-Jun-07
Number	8977Y

RECEIVED
2007 JUL 15 P 12:57

Smiths Group - Return of Cash - Single B Share Dividend

A dividend of 365 pence per B Share has been declared by a committee of the Board in respect of those B Shares for which elections or deemed elections have been made by Shareholders for the Single B Share Dividend, as announced by the Company on 22 June 2007.

It is expected that Shareholders receiving the Single B Share Dividend will either be sent cheques or have their nominated bank accounts credited in accordance with existing mandate instructions or have their CREST accounts credited (as appropriate) in respect of such Single B Share Dividend on 28 June 2007.

Following payment of the Single B Share Dividend, those B Shares on which the Single B Share Dividend has been paid will be converted into Deferred Shares which will have negligible value and which may be purchased by the Company for an aggregate consideration of one penny. It is expected that the Deferred Shares will be purchased by the Company on 28 June 2007.

Terms defined in the Circular to Shareholders dated 16 May 2007 have the same meaning when used in this announcement.

For further information:

Smiths Group plc: 020 8458 3232
Russell Plumley

JPMorgan Cazenove: 020 7588 2828
Edmund Byers
Matthew Lawrence

Credit Suisse Securities (Europe) Limited: 020 7888 8888
James Leigh-Pemberton
Alex Phillips

JPMorgan Cazenove Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting for Smiths and no-one else in connection with the Return of Cash and will not be responsible to anyone other than Smiths for providing the protections afforded to clients of JPMorgan Cazenove Limited or for providing advice in relation to the Return of Cash.

Credit Suisse Securities (Europe) Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting for Smiths and no-one else in connection with the Return of Cash and will not be responsible to anyone other than Smiths for providing the protections afforded to clients of Credit Suisse Securities (Europe) Limited, or for providing advice in relation to the Return of Cash.

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Company	JP Morgan Cazenove
TIDM	
Headline	Initial Purchase Offer
Released	08:00 25-Jun-07
Number	9296Y

JPMorgan Cazenove Limited
Initial Purchase Offer for B Shares of Smiths Group plc

Not for release, publication or distribution in whole or in part into the United States, Canada, Australia and New Zealand.

JPMorgan Cazenove hereby makes the Initial Purchase Offer (as referred to in the Circular from Smiths to its Shareholders dated 16 May 2007 (the "Circular")), acting as principal, to purchase each of the 224,439,118 B Shares in respect of which valid acceptances of the Initial Purchase Offer have been received and not withdrawn for 365 pence, free of all dealing expenses and commissions, in an on-market transaction on the terms set out in the Circular.

Settlement for the B Shares acquired under the Initial Purchase Offer is expected to be made on 28 June 2007, when cheques will be dispatched to Shareholders whose B Shares are held in certificated form (that is, not in CREST) and the CREST accounts of Shareholders whose B Shares are held in uncertificated form (that is, in CREST) will be credited with the proceeds of sale on the same day.

Terms defined in the Circular have the same meaning when used in this announcement.

For further information:

Smiths Group plc: 020 8458 3232
Russell Plumley

JPMorgan Cazenove: 020 7588 2828
Edmund Byers
Matthew Lawrence

No offer to purchase B Shares is being or will be made in any territory where it is illegal to do so by Smiths or JPMorgan Cazenove Limited or any person acting on behalf of either of the foregoing.

END

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©2007 London Stock Exchange plc. All rights reserved

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	09:54 26-Jun-07
Number	0149Z

Form TR-1 with annex. FSA Version 2.1 updated April 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Smiths Group plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**YES**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):_______________	
3. Full name of person(s) subject to notification obligation:	**Credit Suisse Securities (Europe) Limited**
4. Full name of shareholder(s) (if different from 3):	**Credit Suisse Securities (Europe) Limited, Credit Suisse International**
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**21.06.07**
6. Date on which issuer notified:	**25.06.07**
7. Threshold(s) that is/are crossed or reached:	**3%**
8. Notified Details	

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
ORD – GB00B1WY2338			11,624,029	11,624,029	n/a	3.02%	n/a

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
11,624,029	3.02%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Credit Suisse Securities (Europe) Limited and Credit Suisse International are part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Glenda Burford
15. Contact telephone name:	+44 20 7888 3599

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	09:20 27-Jun-07
Number	1011Z

RECEIVED
2007 JUL 16 P 12:03

Form TR-1 with annex. FSA Version 2.1 updated April 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Smiths Group plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**YES**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to notification obligation:	**Credit Suisse Securities (Europe) Limited**
4. Full name of shareholder(s) (if different from 3):	**Credit Suisse Securities (Europe) Limited, Credit Suisse International**
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**22.06.07**
6. Date on which issuer notified:	**26.06.07**
7. Threshold(s) that is/are crossed or reached:	**Below 3%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
ORD – GB00B1WY2338			Below 3%	Below 3%	n/a	Below 3%	n/a

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Credit Suisse Securities (Europe) Limited and Credit Suisse International are part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Glenda Burford
15. Contact telephone name:	+44 20 7888 3599

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Purchase of own shares
Released	13:11 27-Jun-07
Number	1289Z

Smiths Group - Return of Cash – Purchase of own shares

Following the purchase by JPMorgan Cazenove from Shareholders of 224,439,118 B Shares pursuant to the Initial Purchase Offer made by JPMorgan Cazenove as announced on 25 June 2007, these B Shares have been purchased by the Company from JPMorgan Cazenove for an amount equal to 365 pence per B share and will be cancelled by the Company.

The Company has also purchased the Deferred Shares arising on the automatic conversion of the 348,205,433 B Shares in respect of which the Single B Share Dividend is payable, for an aggregate consideration of one penny, and these Deferred Shares will also be cancelled by the Company.

The remaining 4,926,594 B Shares, in respect of which elections were made to retain B Shares, will continue to be in issue.

Terms defined in the Circular to Shareholders dated 16 May 2007 have the same meaning when used in this announcement.

For further information:
Smiths Group plc: 020 8458 3232
Russell Plumley

JPMorgan Cazenove: 020 7588 2828
Edmund Byers
Matthew Lawrence

Credit Suisse Securities (Europe) Limited: 020 7888 8888
James Leigh-Pemberton
Tristan Lovegrove

JPMorgan Cazenove Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting for Smiths and no-one else in connection with the Return of Cash and will not be responsible to anyone other than Smiths for providing the protections afforded to clients of JPMorgan Cazenove Limited or for providing advice in relation to the Return of Cash.

Credit Suisse Securities (Europe) Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting for Smiths and no-one else in connection with the Return of Cash and will not be responsible to anyone other than Smiths for providing the protections afforded to clients of Credit Suisse Securities (Europe) Limited or for providing advice in relation to the Return of Cash.

END

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©2007 London Stock Exchange plc. All rights reserved

Company	Smiths Group PLC
TIDM	SMIN
Headline	Total Voting Rights
Released	09:20 02-Jul-07
Number	4206Z

2 JULY 2007

SMITHS GROUP PLC – VOTING RIGHTS AND SHARE CAPITAL

DISCLOSURE AND TRANSPARENCY RULES DTR 5.6.1 R

TOTAL VOTING RIGHTS = 385,388,316

As at 30 June 2007 the issued share capital of Smiths Group plc comprised 385,388,316 ordinary shares of 37.5p each nominal value and 4,926,594 non-cumulative preference shares of 1p nominal value ("B shares"), all of which have been admitted to the Official List of the FSA and admitted to trading on the London Stock Exchange.

Each ordinary share has one vote on a poll.

The B shares do not have voting rights.

Smiths Group plc does not hold any shares in treasury.

Therefore, the total number of voting rights in Smiths Group plc is 385,388,316, which number should be used by shareholders and other parties subject to disclosure obligations as the denominator for the calculations by which they determine if they are required to notify their interest in or a change to their interest in the share capital of Smiths Group plc under the FSA's Disclosure and Transparency Rules.

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Company	Smiths Group PLC
TIDM	SMIN
Headline	Director/PDMR Shareholding
Released	10:36 04-Jul-07
Number	6345Z

4 July 2007

Smiths Group plc
Transactions in B Shares by and holdings of New Ordinary Shares of Directors and Persons Discharging Managerial Responsibility ("PDMRs")

The Company has been notified that the following Directors and PDMR (and/or persons connected with them) have disposed of the number of B Shares set out opposite their names below for 365 pence per share pursuant to the Initial Purchase Offer made by JP Morgan Cazenove, as principal, on 25 June 2007. The following Directors and PDMR (and/or persons connected with them) remain interested in the numbers of New Ordinary Shares in the Company also set out below. No Director or PDMR now has any interest in B shares.

Name of Director/PDMR	*Number of B Shares sold to JPMorgan Cazenove under the Initial Purchase Offer*	*Number of New Ordinary Shares held following the Share Capital Consolidation*
D H Brydon	12,000	8,000
K O Butler-Wheelhouse	601,098	400,732
D J Challen	2,000	1,333
S J Chambers	2,000	1,333
J Langston	169,236	112,824
D P Lillycrop	120,935	80,623
S Phipson	55,039	36,691

Further details of the Initial Purchase Offer and Share Capital Consolidation are contained in the circular from the Company to its Shareholders dated 16 May 2007 (the "Circular"). Terms defined in the Circular have the same meaning when used in this announcement.

For further information:

Smiths Group plc: 020 8458 3232
Russell Plumley

JPMorgan Cazenove: 020 7588 2828
Edmund Byers
Matthew Lawrence

JPMorgan Cazenove Limited, which is authorised and regulated in the United Kingdom by the FSA, is acting for Smiths and no-one else in connection with the Return of Cash and will not be responsible to anyone other than Smiths for providing the protections afforded to clients of JPMorgan Cazenove Limited or for providing advice in relation to the Return of Cash.

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	11:29 05-Jul-07
Number	7253Z

Form TR-1 with annex. FSA Version 2.1 updated April 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Smiths Group plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**YES**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):____________	
3. Full name of person(s) subject to notification obligation:	**Credit Suisse Securities (Europe) Limited**
4. Full name of shareholder(s) (if different from 3):	**Credit Suisse Securities (Europe) Limited, Credit Suisse International**
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**02.07.07**
6. Date on which issuer notified:	**04.07.07**
7. Threshold(s) that is/are crossed or reached:	**3%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
ORD – GB00B1WY2338			**12,822,634**	**12,822,634**	**n/a**	**3.32%**	**n/a**

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
12,822,634	3.32%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Credit Suisse Securities (Europe) Limited and Credit Suisse International are part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Glenda Burford
15. Contact telephone name:	+44 20 7888 3599

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

DOCUMENTS FILED WITH COMPANIES HOUSE

24 MAY TO 10 JULY 2007

New Memorandum and Articles of Association

Forms 88(2) (Return of Allotment of Shares), filings submitted between above dates

The Companies Act 1985

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

SMITHS GROUP PLC

(INCORPORATING ALL AMENDMENTS TO 12TH NOVEMBER, 2002)

INCORPORATED ON 15TH JULY, 1914

NO. 137013

ALLEN & OVERY
LONDON
CO:6047082

Company number 137013

THE COMPANIES ACTS 1908 AND 1913

2007 JUL 16 P 12:53

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

SMITHS GROUP PLC

(altered by special resolutions passed on 7th December 1960
and 16th December 1986)

1. **Name** (Note A)

The name of the Company is "SMITHS GROUP PLC".

2. **Public Limited Company**

The Company is to be a public company.

3. **Registered Office**

The registered office of the Company will be situated in England & Wales.

4. **Objects of the Company** (Note B)

The objects for which the Company is established are :

(A) To carry on the business in any part of the world as manufacturers of and dealers in all kinds and classes of instrument, device, equipment and material

(i) for, or for use in relation to, vehicles or other objects designed to travel on, under or in land, water, air or space;

(ii) for, or for use in relation to, domestic, commercial, industrial, building, agricultural, sporting, photographic, scientific, medical, surgical, pharmaceutical and dental installations, machines, appliances or processes;

(iii) for any of the following purposes, irrespective of the use or application, namely:- measuring, indicating, detecting, controlling, recording, timing, indicating time, counting, coupling, motivating, lifting, pumping, transmitting,

Note A — On 2nd May 1944 the name of the Company was changed to S SMITH & SONS (ENGLAND) LIMITED and on 31st December 1965 was again changed to SMITHS INDUSTRIES LIMITED. On 2nd July 1981 this was changed to SMITHS INDUSTRIES PUBLIC LIMITED COMPANY following re-registration under the Companies Act 1980. On 30 November 2000, by special resolution passed on 17 November 2000, the name of the Company was changed to Smiths Group plc.

Note B — Clause 4 was adopted by Special Resolution passed on 7th December 1960.

receiving, signalling; switching, generating, amplifying, reproducing, igniting, conducting, insulating, burning, heating, cooling, inhibiting, preserving, packing;

and components for any such instruments, devices and equipment.

(B) To carry on business as a holding company, to acquire and hold the whole or any portion of the shares debentures debenture stock and other interests of and in any companies or associations or firms in any part of the world, to control and co-ordinate the, businesses of any such companies and firms and to promote the beneficial co-operation thereof as well with each other as with the Company.

(C) To do all or any of the following things :- to acquire and deal with any property real or personal; to sell or otherwise dispose of any property of the Company including the undertaking of the Company; to lend and borrow money with or without security; to invest moneys of the Company in such manner as the Directors may determine; to give guarantees and act as surety; to charge all or any of the assets (including uncalled capital) and undertaking of the Company whether in support of any obligation of the Company of any kind or otherwise; to promote, amalgamate with or hold shares in other companies; to give pensions, gratuities or charitable aid; to support and subscribe to any charitable or public object and any institution, society or club.

(D) To carry on any trade or business and generally to do all acts and things which in the opinion of the Company or the Directors may having regard to the preceding objects be conveniently, or profitably, or usefully, acquired or dealt with, carried on or done by the Company.

(E) To do all such things as are incidental or conducive to the attainment of the above objects or any of them.

Each of the objects specified in the foregoing paragraphs shall constitute a separate and independent object.

5. Limited Liability

The liability of the Members is limited.

6. Capital (Note C)

The capital of the Company is £200,000,000 divided into 800,000,000 Ordinary Shares of 25p each, with power to increase and with power from time to time to issue any shares of the original or new capital with any preference or priority in the payment of dividends or the distribution of assets or otherwise over any other shares, whether ordinary or preference, and whether issued or not, and to vary the regulations of the Company as far as is necessary to give effect to any such preference or priority, and upon the sub-division of a share to apportion the right to participate in profits or surplus assets, or the right to vote in any manner as between the shares resulting from the sub-division.

Note C From time to time the capital of the Company has been increased, reorganised, reduced and increased again, and the share capital of the Company on 16th December 1986 was £75,000,000 divided into 300,000,000 ordinary shams of 25p each. On 16th December 1986 Clause 6 of the Memorandum was amended by the deletion of the final sentence thereof. On 20th August 1987 the share capital was increased to £100,000,000 divided into 400,000,000 ordinary shares of 25p each. On 4 December 2000, by special resolutions passed on 17 November 2000, the authorised share capital was increased to £162,500,000, by the creation of 250,000,000 additional ordinary shares of 25p, and then further increased to £200,000,000, by the creation of 150,000,000 additional ordinary sham of 25p. By special resolution passed on 11 June 2007, the authorised share capital was increased to £206,000,000 by the creation of 600 million B shares of 1p each.

WE, the several persons whose names and addresses are subscribed, are desirous of being formed into a Company, in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the Capital of the Company set opposite our respective names.

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	NUMBER OF SHARES TAKEN BY EACH SUBSCRIBER
HENRY WILLIAM HILL 74 Grantham Road, Clapham SW *Clerk*	One
WILLIAM ARTHUR SUMSION 52 Ronalds Road, Highbury N *Clerk*	One
EDWARD NEWTON 3a Maryville Terrace, Sydney Road Muswell Hill N *Clerk*	
ERNEST KING 11 Oxford Terrace, Albert Road South Norwood SE *Clerk* -	One
GEORGE CLEMENTS 14 St Margarets Avenue, Harringay N *Clerk*	One
WALTER GEORGE BANNING 78 Holland Road, Brixton SW *Clerk*	One
HENRY ROBERT PARKES 12 Stafford Road, Walthamstow N *Clerk*	One

Dated the 15th day of July, 1914

Witness to all the above signatures :

L E GIFFIN
Clerk to Clifford Turner & Hopton
80 Finsbury Pavement
London EC
Solicitors

2007 JUL 16 P 12:53

THE COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

NEW

ARTICLES OF ASSOCIATION

OF

SMITHS GROUP PLC

(ADOPTED BY SPECIAL RESOLUTION PASSED ON 11 June 2007)

NO. 137013

ALLEN & OVERY

London

CO:5298320.3

CONTENTS

Company number
137013

THE COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

NEW

ARTICLES OF ASSOCIATION

OF

SMITHS GROUP PUBLIC LIMITED COMPANY

(adopted by special resolution passed on 11 June 2007)

PRELIMINARY

1. Table A not to apply

The regulations in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 and in any Table A applicable to the Company under any former enactment relating to companies shall not apply to the Company.

2. Interpretation

(1) In these articles, unless the contrary intention appears:

(a) the following definitions apply:

Act	...	means the Companies Act 1985;
these articles	...	means these articles of association, as from time to time altered;
board	...	means the board of directors for the time being of the Company;
clear days	...	means, in relation to the period of a notice, that period excluding the day when the notice is given

		or deemed to be given and the day for which it is given or on which it is to take effect;
committee	...	means a committee of the board;
communication	...	has the same meaning as in the Electronic Communications Act 2000;
director	...	means a director for the time being of the Company;
electronic communication	...	has the same meaning as in the Electronic Communications Act 2000;
holder	...	in relation to any share means the member whose name is entered in the register as the holder of that share;
office	...	means the registered office for the time being of the Company;
paid up	...	means paid up or credited as paid up;
person entitled by transmission	...	means a person whose entitlement to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law has been noted in the register;
register	...	means the register of members of the Company;
relevant system	...	means a computer-based system, and procedures, which enable title to units of a security to be evidenced and transferred without a written instrument, pursuant to the Uncertificated Securities Regulations 2001;
seal	...	means any common seal of the Company or any official seal or securities seal which the Company may have or be permitted to have under the Statutes;
secretary	...	means the secretary of the Company or, if there are joint secretaries, any of the joint secretaries and includes a deputy or assistant secretary and any person appointed by the board to perform any of the duties of the secretary of the Company;

Statutes	...	means the Act and every other statute, statutory instrument, regulation or order for the time being in force concerning companies registered under the Act;
treasury shares	...	means those shares held by the Company in treasury in accordance with section 162A of the Act; and
UKLA	...	means the UK Listing Authority;

(b) any reference to an uncertificated share, or to a share being held in uncertificated form, means a share title to which may be transferred by means of a relevant system, and any reference to a certificated share means any share other than an uncertificated share;

(c) any other words or expressions defined in the Act or, if not defined in the Act, in any other of the Statutes (in each case as in force on the date of adoption of these articles) have the same meaning in these articles except that the word "company" includes any body corporate;

(d) any reference elsewhere in these articles to any statute or statutory provision includes a reference to any modification or re-enactment of it for the time being in force;

(e) words importing the singular number include the plural number and vice versa, words importing one gender include the other gender and words importing persons include bodies corporate and unincorporated associations;

(f) any reference to writing includes a reference to any method of reproducing words in a legible form;

(g) any reference to doing something by electronic means includes doing it by an electronic communication;

(h) any reference to a signature or to something being signed or executed includes an electronic signature or other means of verifying the authenticity of an electronic communication which the board may from time to time approve, a signature printed or reproduced by mechanical or other means or any stamp or other distinctive marking made by or with the authority of the person required to sign the document to indicate it is approved by such person;

(i) any reference to a document being sealed or executed under seal or under the common seal of any body corporate (including the Company) or any similar expression includes a reference to its being executed in any other manner which has the same effect as if it were executed under seal;

(j) any reference to a meeting shall not be taken as requiring more than one person to be present in person if any quorum requirement can be satisfied by one person;

(k) any reference to a show of hands includes such other method of casting votes as the board may from time to time approve;

(l) where the Company has a power of sale or other right of disposal in relation to any share, any reference to the power of the Company or the board to authorise a person to transfer that share to or as directed by the person to whom the share has been sold or disposed of shall, in the case of an uncertificated share, be deemed to include a reference to such other action as may be necessary to enable that share to be registered in the name of that person or as directed by him; and

(m) any reference to:

(i) rights attaching to any share;

(ii) members having a right to attend and vote at general meetings of the Company;

(iii) dividends being paid, or any other distribution of the Company's assets being made, to members; and

(iv) interests in a certain proportion or percentage of the issued share capital, or any class of share capital

shall, unless otherwise expressly provided by the Statutes, be construed as though any treasury shares held by the Company had been cancelled.

(2) Subject to the Statutes, a special or extraordinary resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required and a special resolution shall be effective for any purpose for which an extraordinary resolution is required under these articles.

(3) Headings to these articles are inserted for convenience only and shall not affect construction.

SHARE CAPITAL

3. Authorised share capital

The authorised share capital of the Company at the date of adoption of these articles is £206,000,000 divided into 800,000,000 ordinary shares of 25p each and 600,000,000 B shares of 1p each, the rights and restrictions of which are set out in Article 126.

4. Rights attached to shares

Subject to the Statutes and to the rights conferred on the holders of any other shares, any share may be issued with or have attached to it such rights and restrictions as the Company may by ordinary resolution decide or, if no such resolution is in effect or so far as the resolution does not make specific provision, as the board may decide.

5. Unissued shares

Subject to the Statutes, these articles and any resolution of the Company, the board may offer, allot (with or without conferring a right of renunciation), grant options over or otherwise deal with or dispose of any unissued shares (whether forming part of the original or any increased share capital) to such persons, at such times and generally on such terms as the board may decide.

6. Authority to allot relevant securities

The Company may from time to time pass an ordinary resolution referring to this article and authorising, in accordance with section 80 of the Act, the board to exercise all the powers of the Company to allot relevant securities and:

(a) on the passing of the resolution the board shall be generally and unconditionally authorised to allot relevant securities (as defined for the purposes of that section) up to the nominal amount specified in the resolution; and

(b) unless previously revoked the authority shall expire on the day specified in the resolution (not being more than five years after the date on which the resolution is passed),

but any authority given under this article shall allow the Company, before the authority expires, to make an offer or agreement which would or might require relevant securities to be allotted after it expires.

7. Dis-application of pre-emption rights

(1) Subject (other than in relation to the sale of treasury shares) to the board being generally authorised to allot relevant securities in accordance with section 80 of the Act, the Company may from time to time resolve, by a special resolution referring to this article, that the board be given power to allot equity securities for cash and, on the passing of the resolution, the board shall have power to allot (pursuant to that authority) equity securities for cash as if section 89(1) of the Act did not apply to the allotment but that power shall be limited:

(a) to the allotment of equity securities in connection with a rights issue; and

(b) to the allotment (other than in connection with a rights issue) of equity securities having a nominal amount not exceeding in aggregate the sum specified in the special resolution,

and unless previously revoked, that power shall (if so provided in the special resolution) expire on the date specified in the special resolution of the Company. The Company may before the power expires make an offer or agreement which would or might require equity securities to be allotted after it expires.

(2) For the purposes of this article:

(a) "equity security" and "relevant shares" have the meanings given to them in section 94 of the Act;

(b) "rights issue" means an offer or issue of equity securities open for acceptance for a period fixed by the board to or in favour of holders of ordinary shares on the register on a date fixed by the board where the equity securities respectively attributable to the interests of all those holders are proportionate (as nearly as practicable) to the respective number of ordinary shares held by them on that date but the board may make such exclusions or other arrangements as the board considers expedient in relation to fractional entitlements or legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange; and

(c) a reference to the "allotment of equity securities" includes the sale of any relevant shares in the Company or (as the case may be) relevant shares of a particular class, if immediately before the sale, the shares were held by the Company as treasury shares pursuant to section 94(3A) of the Act.

8. Power to pay commission and brokerage

The Company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Statutes.

9. Power to increase, consolidate, sub-divide and cancel shares

(1) The Company may by ordinary resolution:

(a) increase its share capital by the creation of new shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

(c) sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum of association or these articles, but so that the proportion between the amount paid up and the amount (if any) not paid up on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; and

(d) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

(2) A resolution by which any share is sub-divided may determine that, as between the holders of the shares resulting from the sub-division, one or more of the shares may have such preferred or other special rights, or may have such qualified or deferred rights or be subject to such restrictions, as compared with the other or others, as the Company has power to attach to new shares.

(3) If as a result of any consolidation and division or sub-division of shares any members would become entitled to fractions of a share, the board may deal with the fractions as it thinks fit. In particular, the board may:

(a) (on behalf of those members) aggregate and sell the shares representing the fractions to any person (including, subject to the Statutes, the Company) and distribute the net proceeds of sale in due proportion among those members (except that any proceeds in respect of any holding less than a sum fixed by the board may be retained for the benefit of the Company); or

(b) subject to the Statutes, first, allot to a member credited as fully paid by way of capitalisation of any reserve account of the Company such number of shares as rounds up his holding to a number which, following consolidation and division or sub-division, leaves a whole number of shares.

(4) For the purpose of a sale under paragraph (3)(a) above, the board may authorise a person to transfer the shares to, or as directed by, the purchaser, who shall not be bound to see to the

application of the purchase money and the title of the new holder to the shares shall not be affected by any irregularity in or invalidity of the proceedings relating to the sale.

10. Power to issue redeemable shares

Subject to the Statutes, any share may be issued on terms that it is to be redeemed or is liable to be redeemed at the option of the Company or the holder.

11. Power to purchase own shares

Subject to the Statutes, the Company may purchase all or any of its shares of any class, including any redeemable shares.

12. Power to reduce capital

Subject to the Statutes and to any rights conferred on the holders of any class of shares, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

13. Trusts not recognised

Except as required by law or these articles, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or required to recognise (even when having notice of it) any interest in or in respect of any share, except the holder's absolute right to the entirety of the share.

UNCERTIFICATED SHARES - GENERAL POWERS

14. Uncertificated shares - general powers

(1) The board may permit any class of shares to be held in uncertificated form and to be transferred by means of a relevant system and may revoke any such permission.

(2) In relation to any share which is for the time being held in uncertificated form:

(a) the Company may utilise the relevant system in which it is held to the fullest extent available from time to time in the exercise of any of its powers or functions under the Statutes or these articles or otherwise in effecting any actions and the board may from time to time determine the manner in which such powers, functions and actions shall be so exercised or effected;

(b) any provision in these articles which is inconsistent with:

(i) the holding or transfer of that share in the manner prescribed or permitted by the Statutes;

(ii) any other provision of the Statutes relating to shares held in uncertificated form; or

(iii) the exercise of any powers or functions by the Company or the effecting by the Company of any actions by means of a relevant system,

shall not apply;

(c) the Company may, by notice to the holder of that share, require the holder to change the form of such share to certificated form within such period as may be specified in the notice;

(d) the Company may require that share to be converted into certificated form in accordance with the Statutes; and

(e) the Company shall not issue a certificate.

(3) The Company may, by notice to the holder of any share in certificated form, direct that the form of such share may not be changed to uncertificated form for a period specified in such notice.

(4) For the purpose of effecting any action by the Company, the board may determine that shares held by a person in uncertificated form shall be treated as a separate holding from shares held by that person in certificated form but shares of a class held by a person in uncertificated form shall not be treated as a separate class from shares of that class held by that person in certificated form.

VARIATION OF RIGHTS

15. Variation of rights

(1) Whenever the share capital of the Company is divided into different classes of shares, all or any of the rights for the time being attached to any class of shares in issue may from time to time (whether or not the Company is being wound up) be varied in such manner as those rights may provide or (if no such provision is made) either with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class or with the authority of an extraordinary resolution passed at a separate general meeting of the holders of those shares.

(2) The provisions of these articles relating to general meetings of the Company or to the proceedings at general meetings shall apply, *mutatis mutandis*, to every such separate general meeting, except that:

(a) the quorum at any such meeting (other than an adjourned meeting) shall be two persons holding or representing by proxy at least one-third in nominal amount of the issued shares of the class;

(b) at an adjourned meeting the quorum shall be one person holding shares of the class or his proxy;

(c) every holder of shares of the class shall, on a poll, have one vote in respect of every share of the class held by him; and

(d) a poll may be demanded by any one holder of shares of the class whether present in person or by proxy.

(3) Unless otherwise expressly provided by the rights attached to any class of shares those rights shall not be deemed to be varied by the creation or issue of further shares ranking *pari passu* with them or by the purchase or redemption by the Company of any of its own shares.

TRANSFERS OF SHARES

16. Right to transfer shares

Subject to the restrictions in these articles, a member may transfer all or any of his shares in any manner which is permitted by the Statutes and is from time to time approved by the board.

17. Transfers of uncertificated shares

The Company shall maintain a record of uncertificated shares in accordance with the Statutes.

18. Transfers of certificated shares

(1) An instrument of transfer of a certificated share may be in any usual form or in any other form which the board may approve and shall be signed by or on behalf of the transferor and (except in the case of a fully paid share) by or on behalf of the transferee.

(2) The board may, in its absolute discretion and without giving any reason for its decision, refuse to register any instrument of transfer of a certificated share:

(a) which is not fully paid up but, in the case of a class of shares which has been admitted to official listing by the UKLA, not so as to prevent dealings in those shares from taking place on an open and proper basis; or

(b) on which the Company has a lien.

(3) The board may also refuse to register any instrument of transfer of a certificated share unless it is:

(a) left at the office, or at such other place as the board may decide, for registration; and

(b) accompanied by the certificate for the shares to be transferred and such other evidence (if any) as the board may reasonably require to prove the title of the intending transferor or his right to transfer the shares.

(4) All instruments of transfer which are registered may be retained by the Company, but any instrument of transfer which the board refuses to register shall (except in any case where fraud or any other crime involving dishonesty is suspected in relation to such transfer) be returned to the person presenting it.

19. Other provisions relating to transfers

(1) No fee shall be charged for registration of a transfer or other document or instruction relating to or affecting the title to any share.

(2) The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect of the share.

(3) The board may refuse to register any transfer unless it is in respect of only one class of shares.

(4) Nothing in these articles shall preclude the board from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

(5) The registration of the transfer of any shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the board may decide, except that the registration of the transfer of any shares or class of shares which are for the time being uncertificated shares may only be suspended as permitted by the Statutes.

(6) Unless otherwise agreed by the board in any particular case, the maximum number of persons who may be entered on the register as joint holders of a share is four.

20. Notice of refusal

If the board refuses to register a transfer of a certificated share it shall, within two months after the date on which the instrument of transfer was lodged, give to the transferee notice of the refusal.

TRANSMISSION OF SHARES

21. Transmission on death

If a member dies, the survivor, where the deceased was a joint holder, and his personal representatives where he was a sole or the only surviving holder, shall be the only person or persons recognised by the Company as having any title to his shares; but nothing in these articles shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly.

22. Election of person entitled by transmission

(1) A person becoming entitled to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to a transmission by operation of law may, on producing such evidence as the board may require and subject as provided in this article, elect either to be registered himself as the holder of the share or to have some person nominated by him registered as the holder of the share.

(2) If he elects to be registered himself, he shall give notice to the Company to that effect. If he elects to have another person registered, he shall execute a transfer of the share to that person or shall execute such other document or take such other action as the board may require to enable that person to be registered.

(3) The provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer or other document or action as if it were a transfer effected by the person from whom the title by transmission is derived and the event giving rise to such transmission had not occurred.

23. Rights of person entitled by transmission

(1) A person becoming entitled to a share in consequence of a death or bankruptcy or of any other event giving rise to a transmission by operation of law shall have the right to receive and give a discharge for any dividends or other moneys payable in respect of the share and shall have the same rights in relation to the share as he would have if he were the holder except that, until he becomes the holder, he shall not be entitled to attend or vote at any general meeting of the Company.

(2) The board may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and, if after ninety days the notice has not been complied with, the board may withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

DISCLOSURE OF INTERESTS IN SHARES

24. Disclosure of interests in shares

(1) This article applies where the Company gives to the holder of a share or to any person appearing to be interested in a share a notice requiring any of the information mentioned in section 212 of the Act (a "section 212 notice").

(2) If a section 212 notice is given by the Company to a person appearing to be interested in any share, a copy shall at the same time be given to the holder, but the accidental omission to do so or the non-receipt of the copy by the holder shall not prejudice the operation of the following provisions of this article.

(3) If the holder of, or any person appearing to be interested in, any share has been given a section 212 notice and, in respect of that share (a "default share"), has been in default for a period of 14 days after the section 212 notice has been given in supplying to the Company the information required by the section 212 notice, the restrictions referred to below shall apply. Those restrictions shall continue for the period specified by the board, being not more than seven days after the earlier of:

(a) the Company being notified that the default shares have been sold pursuant to an exempt transfer; or

(b) due compliance, to the satisfaction of the board, with the section 212 notice.

The board may waive these restrictions, in whole or in part, at any time.

(4) The restrictions referred to above are as follows:

(a) if the default shares in which any one person is interested or appears to the Company to be interested represent less than 0.25 per cent. of the issued shares of the class, the holders of the default shares shall not be entitled, in respect of those shares, to attend or to vote, either personally or by proxy, at any general meeting of the Company; or

(b) if the default shares in which any one person is interested or appears to the Company to be interested represent at least 0.25 per cent. of the issued shares of the class, the holders of the default shares shall not be entitled, in respect of those shares:

(i) to attend or to vote, either personally or by proxy, at any general meeting of the Company; or

(ii) to receive any dividend or other distribution; or

(iii) to transfer or agree to transfer any of those shares or any rights in them.

The restrictions in subparagraphs (a) and (b) above shall not prejudice the right of either the member holding the default shares or, if different, any person having a power of sale over those shares to sell or agree to sell those shares under an exempt transfer.

(5) If any dividend or other distribution is withheld under paragraph (4)(b) above, the member shall be entitled to receive it as soon as practicable after the restriction ceases to apply.

(6) If, while any of the restrictions referred to above apply to a share, another share is allotted in right of it (or in right of any share to which this paragraph applies), the same restrictions shall apply to that other share as if it were a default share. For this purpose, shares which the Company allots, or procures to be offered, *pro rata* (disregarding fractional entitlements and shares not offered to certain members by reason of legal or practical problems associated with issuing or offering shares outside the United Kingdom) to holders of shares of the same class as the default share shall be treated as shares allotted in right of existing shares from the date on which the allotment is unconditional or, in the case of shares so offered, the date of the acceptance of the offer.

(7) For the purposes of this article:

(a) an "exempt transfer" in relation to any share is a transfer pursuant to:

(i) a sale of the share on a recognised investment exchange in the United Kingdom or on any stock exchange outside the United Kingdom on which shares of that class are listed or normally traded; or

(ii) a sale of the whole beneficial interest in the share to a person whom the board is satisfied is unconnected with the existing holder or with any other person appearing to be interested in the share; or

(iii) acceptance of a takeover offer (as defined for the purposes of Part XIIIA of the Act);

(b) the percentage of the issued shares of a class represented by a particular holding shall be calculated by reference to the shares in issue at the time when the section 212 notice is given; and

(c) a person shall be treated as appearing to be interested in any share if the Company has given to the member holding such share a section 212 notice and either (i) the member has named the person as being interested in the share or (ii) (after taking into account any response to any section 212 notice and any other relevant information) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the share.

(8) The Company may exercise any of its powers under article 14 in respect of any default shares in uncertificated form.

(9) The provisions of this article are without prejudice to the provisions of section 216 of the Act and, in particular, the Company may apply to the court under section 216(1) whether or not these provisions apply or have been applied.

GENERAL MEETINGS

25. Annual general meetings

The board shall convene and the Company shall hold annual general meetings in accordance with the Statutes.

26. Extraordinary general meetings

All general meetings other than annual general meetings shall be called extraordinary general meetings.

27. Convening of extraordinary general meetings

(1) The board may convene an extraordinary general meeting whenever it thinks fit.

(2) An extraordinary general meeting may also be convened in accordance with article 66.

(3) An extraordinary general meeting shall also be convened by the board on the requisition of members under the Statutes or, in default, may be convened by such requisitionists, as provided by the Statutes.

(4) The board shall comply with the Statutes regarding the giving and the circulation, on the requisition of members, of notices of resolutions and of statements with respect to matters relating to any resolution to be proposed or business to be dealt with at any general meeting of the Company.

28. Separate general meetings

Subject to these articles and to any rights for the time being attached to any class of shares in the Company, the provisions of these articles relating to general meetings of the Company (including, for the avoidance of doubt, provisions relating to the proceedings at general meetings or to the rights of any person to attend or vote or be represented at general meetings or to any restrictions on these rights) shall apply, *mutatis mutandis*, in relation to every separate general meeting of the holders of any class of shares in the Company.

NOTICE OF GENERAL MEETINGS

29. Length and form of notice

(1) An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or a resolution of which special notice is required by the Statutes or a resolution appointing any person (other than a retiring director) as a director shall be called by not less than twenty-one clear days' notice. All other extraordinary general meetings shall be called by not less than fourteen clear days' notice.

(2) The notice shall specify the place, day and time of the meeting, and the general nature of the business to be transacted.

(3) Notice of every general meeting shall be given to all members other than any who, under these articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, and also to the auditors (or, if more than one, each of them) and to each director.

30. Omission or non-receipt of notice

The accidental omission to give notice of a general meeting to, or the non-receipt of notice by, any person entitled to receive the notice shall not invalidate the proceedings of that meeting.

PROCEEDINGS AT GENERAL MEETINGS

31. Quorum

(1) No business shall be transacted at any general meeting unless the requisite quorum is present when the meeting proceeds to business.

(2) Three members present in person or by proxy and entitled to vote shall be a quorum.

(3) If within fifteen minutes from the time fixed for holding a general meeting a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week (or, if that day is a holiday, to the next working day) and at the same time and place as the original meeting, or, subject to article 36(4), to such other day, and at such other time and place, as the board may decide.

(4) If at an adjourned meeting a quorum is not present within fifteen minutes from the time fixed for holding the meeting, any two members who are present in person or by proxy and entitled to vote shall be a quorum.

32. Security

The board may make any security arrangements which it considers appropriate relating to the holding of a general meeting of the Company including, without limitation, arranging for any person attending a meeting to be searched and for items of personal property which may be taken into a meeting to be restricted. A director or the secretary may:

(a) refuse entry to a meeting to any person who refuses to comply with any such arrangements; and

(b) eject from a meeting any person who causes the proceedings to become disorderly.

33. Chairman

At each general meeting, the chairman of the board (if any) or, if he is absent or unwilling, the deputy chairman (if any) of the board or (if more than one deputy chairman is present and willing) the deputy chairman who has been longest in such office shall preside as chairman of the meeting. If neither the chairman nor deputy chairman is present and willing, one of the other directors selected for the purpose by the directors present or, if only one director is present and willing, that director, shall preside as chairman of the meeting. If no director is present within fifteen minutes after the time fixed for holding the meeting or if none of the directors present is willing to preside as chairman of the meeting, the members present and entitled to vote shall choose one of their number to preside as chairman of the meeting.

34. Right to attend and speak

(1) A director shall be entitled to attend and speak at any general meeting of the Company whether or not he is a member.

(2) The chairman may invite any person to attend and speak at any general meeting of the Company if he considers that such person has the appropriate knowledge or experience of the Company's business to assist in the deliberations of the meeting.

(3) A proxy shall not (except with the permission of the chairman) be entitled to speak at any general meeting of the Company.

35. Resolutions and amendments

(1) Subject to the Statutes, a resolution may only be put to the vote at a general meeting if the chairman of the meeting in his absolute discretion decides that the resolution may properly be regarded as within the scope of the meeting.

(2) In the case of a resolution to be proposed as a special or extraordinary resolution no amendment may be made, at or before the time at which the resolution is put to the vote, to the form of the resolution as set out in the notice of meeting, except to correct a patent error or as may otherwise be permitted by law.

(3) In the case of a resolution to be proposed as an ordinary resolution no amendment may be made, at or before the time at which the resolution is put to the vote, unless:

(a) in the case of an amendment to the form of the resolution as set out in the notice of meeting, notice of the intention to move the amendment is received at the office no later than 48 hours before the time fixed for the holding of the relevant meeting; or

(b) in any case, the chairman of the meeting in his absolute discretion otherwise decides that the amendment or amended resolution may properly be put to the vote.

The giving of notice under subparagraph (a) above shall not prejudice the power of the chairman of the meeting to rule the amendment out of order.

(4) With the consent of the chairman of the meeting, a person who proposes an amendment to a resolution may withdraw it before it is put to the vote.

(5) If the chairman of the meeting rules a resolution or an amendment to a resolution admissible or out of order (as the case may be), the proceedings of the meeting or on the resolution in question shall not be invalidated by any error in his ruling. Any ruling by the chairman of the meeting in relation to a resolution or an amendment to a resolution shall be final and conclusive.

36. Adjournment

(1) With the consent of any general meeting at which a quorum is present the chairman of the meeting may (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place.

(2) In addition, the chairman of the meeting may at any time without the consent of the meeting adjourn the meeting (whether or not it has commenced or a quorum is present) to another time and/or place if, in his opinion, it would facilitate the conduct of the business of the meeting to do so.

(3) Nothing in this article shall limit any other power vested in the chairman of the meeting to adjourn the meeting.

(4) Whenever a meeting is adjourned for thirty days or more or *sine die*, at least fourteen clear days' notice of the adjourned meeting shall be given in the same manner as in the case of the original meeting but otherwise no person shall be entitled to any notice of an adjourned

meeting or of the business to be transacted at an adjourned meeting.

(5) No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

37. Meeting at more than one place

(1) A general meeting may be held at more than one place if:

(a) the notice convening the meeting specifies that it shall be held at more than one place; or

(b) the board resolves, after the notice convening the meeting has been given, that the meeting shall be held at more than one place; or

(c) it appears to the chairman of the meeting that the place of the meeting specified in the notice convening the meeting is inadequate to accommodate all persons entitled and wishing to attend.

(2) A general meeting held at more than one place is duly constituted and its proceedings are valid if (in addition to the other provisions of these articles relating to general meetings being satisfied) the chairman of the meeting is satisfied that facilities (whether by electronic means or otherwise) are available to enable each person present at each place to participate in the business of the meeting.

(3) Each person present at each place in person or by proxy and entitled to vote shall be counted in the quorum for, and shall be entitled to vote at, the meeting. The meeting is deemed to take place at the place at which the chairman of the meeting is present.

38. Method of voting and demand for poll

(1) At a general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before, or immediately after the declaration of the result of, the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(a) the chairman of the meeting; or

(b) at least five members present in person or by proxy having the right to vote on the resolution; or

(c) a member or members present in person or by proxy representing in aggregate not less than one-tenth of the total voting rights of all the members having the right to vote on the resolution; or

(d) a member or members present in person or by proxy holding shares conferring the right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right;

and a demand for a poll by a person as proxy for a member shall be as valid as if the demand were made by the member himself.

(2) No poll may be demanded on the appointment of a chairman of the meeting.

(3) A demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman of the meeting and the demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

(4) Unless a poll is demanded (and the demand is not withdrawn), a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or has been carried by a particular majority, or lost, or not carried by a particular majority, shall be conclusive, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of that fact, without proof of the number or proportion of the votes recorded in favour of or against the resolution.

(5) The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

39. How poll is to be taken

(1) If a poll is demanded (and the demand is not withdrawn), it shall be taken at such time (either at the meeting at which the poll is demanded or within thirty days after the meeting), at such place and in such manner (including by electronic means) as the chairman of the meeting shall direct and he may appoint scrutineers (who need not be members).

(2) A poll demanded on a question of adjournment shall be taken at the meeting without adjournment.

(3) It shall not be necessary (unless the chairman of the meeting otherwise directs) for notice to be given of a poll whether taken at or after the meeting at which it was demanded.

(4) On a poll votes may be given either personally or by proxy and a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

(5) The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded.

40. Chairman's casting vote

In the case of an equality of votes, either on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place, or at which the poll is demanded, as the case may be, shall be entitled to a further or casting vote in addition to any other vote or votes to which he may be entitled.

VOTES OF MEMBERS

41. Voting rights

(1) Subject to these articles and to any special rights or restrictions as to voting for the time being attached to any class of shares in the Company:

(a) on a show of hands, every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative, not being himself a member, shall have one vote; and

(b) on a poll, every member who is present in person or by proxy shall have one vote for every share of which he is the holder.

(2) For the purposes of determining which persons are entitled to attend or vote at any general meeting, and how many votes such persons may cast, the Company may specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Changes to entries on the register after the time so specified shall be disregarded in determining the rights of any person to attend or vote at the meeting, notwithstanding any provisions in the Statutes or these articles to the contrary.

42. Representation of corporations

Any corporation which is a member of the Company may, by resolution of its board or other governing body, authorise any person to act as its representative at any general meeting of the Company and the representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member present at the meeting in person, including (without limitation) power to vote on a show of hands or on a poll and to demand or concur in demanding a poll. The board or any director or the secretary may (but shall not be bound to) require evidence of the authority of any such representative.

43. Voting rights of joint holders

If more than one of the joint holders of a share tenders a vote on the same resolution, whether in person or by proxy, the vote of the senior who tenders a vote shall be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names stand in the register in respect of the relevant share.

44. Voting rights of members incapable of managing their affairs

A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, *curator bonis* or other person in the nature of a receiver or *curator bonis* appointed by that court, and the receiver, *curator bonis* or other person may, on a poll, vote by proxy. Evidence to the satisfaction of the board of the authority of the person claiming the right to vote must be received at the office (or at such other address as may be specified for the receipt of proxy appointments) not later than the last time by which a proxy appointment must be received in order to be valid for use at the meeting or adjourned meeting or on the holding of the poll at or on which that person proposes to vote and, in default, the right to vote shall not be exercisable.

45. Voting rights suspended where sums overdue

Unless the board otherwise decides, a member shall not be entitled to vote, either in person or by proxy, at any general meeting of the Company in respect of any share held by him unless all calls and other sums presently payable by him in respect of that share have been paid.

46. Objections to admissibility of votes

No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting or poll at which the vote objected to is or may be given or tendered, and

every vote not disallowed at such meeting or poll shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.

PROXIES

47. Proxies

(1) A proxy need not be a member of the Company and a member may appoint more than one proxy to attend on the same occasion.

(2) The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or on the poll concerned.

(3) The appointment of a proxy shall only be valid for the meeting mentioned in it and any adjournment of that meeting (including on any poll demanded at the meeting or any adjourned meeting).

48. Appointment of proxy

(1) The appointment of a proxy may be in such form as is usual or common or in such other form as the board may from time to time approve and shall be signed by the appointor, or his duly authorised agent, or, if the appointor is a corporation, shall either be executed under its common seal or be signed by an agent or officer authorised for that purpose. The signature need not be witnessed.

(2) Without limiting the provisions of these articles, the board may from time to time in relation to uncertificated shares approve the appointment of a proxy by means of an electronic communication in the form of an "uncertificated proxy instruction" (a properly authenticated dematerialised instruction and/or other instruction or notification, which is sent by means of the relevant system and received by such participant in that system acting on behalf of the Company as the board may prescribe, in such form and subject to such terms and conditions as the board may from time to time prescribe (subject always to the facilities and requirements of the relevant system)); and approve supplements to, or amendments or revocations of, any such uncertificated proxy instruction by the same means. In addition, the board may prescribe the method of determining the time at which any such uncertificated proxy instruction is to be treated as received by the Company or such participant and may treat any such uncertificated proxy instruction which purports to be or is expressed to be sent on behalf of a holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that holder.

49. Receipt of proxy

(1) A proxy appointment:

(a) must be received at such address as may be specified in the notice convening the meeting or in any other information issued by the Company in relation to the meeting (or if no such address is specified, at the office) not less than 48 hours before the time fixed for holding the meeting at which the appointee proposes to vote; or

(b) in the case of a poll taken more than 48 hours after it is demanded or in the case of an adjourned meeting to be held more than 48 hours after the time fixed for holding the original meeting, must be received at such address as may be specified in the notice

convening the meeting or in any other information issued by the Company in relation to the poll or meeting (or if no such address is specified, at the office) not less than 24 hours before the time fixed for the taking of the poll or, as the case may be, the time fixed for holding the adjourned meeting; or

(c) in the case of a poll which is not taken at the meeting at which it is demanded but is taken 48 hours or less after it is demanded, or in the case of an adjourned meeting to be held 48 hours or less after the time fixed for holding the original meeting, must either be received by the chairman of the meeting or the secretary or any director at the meeting at which the poll is demanded or, as the case may be, at the original meeting, or be received at such address and by such time as the chairman of the meeting may direct at the meeting at which the poll is demanded.

(2) In the case of a proxy appointment signed by an agent of a member who is not a corporation, the authority under which the appointment is signed or a copy of it certified in such manner as shall be specified in the notice of the relevant meeting or in any other information issued by the Company in relation to the relevant meeting, or such other information as shall be so specified, must also be received by the Company in the manner set out in paragraph (1) above.

(3) In the case of a proxy appointment signed by an officer or other agent of a corporation, the board may also require the receipt, in the manner set out in paragraph (1) above, of the authority under which the appointment is signed or a copy of it certified in such manner as shall be specified in the notice of the relevant meeting or in any other information issued by the Company in relation to the relevant meeting, or of such other authorities or information as shall be so specified.

(4) The board may, but shall not be bound to, require such further evidence as it thinks fit of the authenticity or integrity of any signature on a proxy appointment and, if the signatory is an agent or, where the appointor is a corporation, an officer, of his authority.

(5) The board may decide, either generally or in any particular case, to treat a proxy appointment as valid notwithstanding that the appointment or any of the information required under paragraphs (2), (3) or (4) above has not been received in accordance with the requirements of this article

(6) Subject to paragraph (5) above, if the proxy appointment and any of the information required under paragraphs (2), (3) or (4) above are not received in the manner required above, the appointee shall not be entitled to vote in respect of the shares in question.

(7) If two or more valid but differing proxy appointments are received in respect of the same share for use at the same meeting or on the same poll, the one which is last received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the others as regards that share and if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share.

50. Notice of revocation of authority

A vote given or poll demanded by proxy or by a representative of a corporation shall be valid notwithstanding the previous termination of the authority of the person voting or demanding a poll or (until entered in the register) the transfer of the share in respect of which the appointment of the relevant person was made unless notice of the termination was received at the office (or at such other address at which the proxy appointment was duly received) not

less than three hours before the time fixed for holding the relevant meeting or adjourned meeting or, in the case of a poll not taken on the same day as the meeting or adjourned meeting, before the time fixed for taking the poll.

DIRECTORS

51. Number of directors

The directors shall not, unless otherwise determined by an ordinary resolution of the Company, be less than 5 nor more than fifteen in number.

52. Directors need not be members

A director need not be a member of the Company.

53. Age of directors

Section 293 of the Act shall apply to the Company and any director who is appointed or re-appointed a director after attaining the age of seventy years shall be subject to re-appointment at each subsequent annual general meeting.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

54. Appointment of directors by the Company

(1) Subject to these articles, the Company may by ordinary resolution appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director, but so that the total number of directors shall not exceed any maximum number fixed by or in accordance with these articles.

(2) No person (other than a director retiring in accordance with these articles) shall be appointed or re-appointed a director at any general meeting unless:

(a) he is recommended by the board; or

(b) not less than fourteen nor more than forty-two days before the date appointed for the meeting there has been given to the Company, by a member (other than the person to be proposed) entitled to vote at the meeting, notice of his intention to propose a resolution for the appointment of that person, stating the particulars which would, if he were so appointed, be required to be included in the Company's register of directors and a notice executed by that person of his willingness to be appointed.

55. Separate resolutions for appointment of each director

Every resolution of a general meeting for the appointment of a director shall relate to one named person and a single resolution for the appointment of two or more persons shall be void, unless a resolution that it shall be so proposed has been first agreed to by the meeting without any vote being cast against it.

56. The board's power to appoint directors

The board may appoint any person who is willing to act to be a director, either to fill a vacancy or by way of addition to their number, but so that the total number of directors shall not exceed any maximum number fixed by or in accordance with these articles.

57. Retirement of directors

(1) At each annual general meeting a director shall retire from office if:

(a) he has been appointed by the board since the previous annual general meeting; or

(b) it is the third annual general meeting following the annual general meeting at which he was appointed or re-appointed.

A retiring director shall be eligible for re-appointment.

(2) A retiring director shall (unless he is removed from office or his office is vacated in accordance with these articles) retain office until the close of the meeting at which he retires or (if earlier) when a resolution is passed at that meeting not to fill the vacancy or to appoint another person in his place or the resolution to re-appoint him is put to the meeting and lost.

(3) If the Company, at any meeting at which a director retires in accordance with these articles, does not fill the office vacated by such director, the retiring director, if willing to act, shall be deemed to be re-appointed, unless at the meeting a resolution is passed not to fill the vacancy or to appoint another person in his place or unless the resolution to re-appoint him is put to the meeting and lost.

58. Removal of directors

(1) The Company may by extraordinary resolution, or by ordinary resolution of which special notice has been given in accordance with the Statutes, remove any director before his period of office has expired notwithstanding anything in these articles or in any agreement between him and the Company.

(2) A director may also be removed from office by giving him notice to that effect signed by all the other directors.

(3) Any removal of a director under this article shall be without prejudice to any claim which such director may have for damages for breach of any agreement between him and the Company.

59. Vacation of office of director

Without prejudice to the provisions of these articles for retirement or removal the office of a director shall be vacated if:

(a) he is prohibited by law from being a director; or

(b) he becomes bankrupt or he makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and in relation to that disorder either he is admitted to hospital for treatment or an order is made by a court (whether in the United Kingdom or elsewhere) for his detention or for the appointment of some person to exercise powers with respect to his property or affairs and, in either case, the board resolves that his office be vacated; or

(d) if for more than six months he is absent without special leave of absence from the board, from board meetings held during that period and the board resolves that his office be vacated;

(e) he gives to the Company notice of his wish to resign, in which event he shall vacate that office on the receipt of that notice by the Company or at such later time as is specified in the notice; or

(f) in the case of a director employed by the Company under a contract of service on termination of that contract unless it is renewed or substituted by a new contract of service.

60. Executive directors

(1) The board may appoint one or more directors to hold any executive office under the Company (including that of chairman, chief executive or managing director) for such period (subject to the Statutes) and on such terms as it may decide and may revoke or terminate any appointment so made without prejudice to any claim for damages for breach of any contract of service between the director and the Company.

(2) The remuneration of a director appointed to any executive office shall be fixed by the board and may be by way of salary, commission, participation in profits or otherwise and either in addition to or inclusive of his remuneration as a director.

REMUNERATION, EXPENSES AND PENSIONS

61. Remuneration of directors

The directors (other than any director who for the time being holds an executive office or employment with the Company or a subsidiary of the Company) shall be paid out of the funds of the Company by way of remuneration for their services as directors such fees not exceeding in aggregate £750,000 per annum (or such larger sum as the Company may, by ordinary resolution, determine) as the directors may decide to be divided among them in such proportion and manner as they may agree or, failing agreement, equally. Any fee payable under this article shall be distinct from any remuneration or other amounts payable to a director under other provisions of these articles and shall accrue from day to day.

62. Special remuneration

(1) The board may grant special remuneration to any director who performs any special or extra services to or at the request of the Company.

(2) Such special remuneration may be paid by way of lump sum, salary, commission, participation in profits or otherwise as the board may decide in addition to any remuneration payable under or pursuant to any other of these articles.

63. Expenses

A director shall be paid out of the funds of the Company all travelling, hotel and other expenses properly incurred by him in and about the discharge of his duties, including his expenses of travelling to and from board meetings, committee meetings and general meetings. Subject to any guidelines and procedures established from time to time by the board, a director may also be paid out of the funds of the Company all expenses incurred by him in obtaining professional advice in connection with the affairs of the Company or the discharge of his duties as a director.

64. Pensions and other benefits

The board may exercise all the powers of the Company to pay, provide or procure the grant of pensions or other retirement or superannuation benefits and death, disability or other benefits, allowances or gratuities to any person who is or has been at any time a director of the Company or in the employment or service of the Company or of any company which is or was a subsidiary of or associated with the Company or of the predecessors in business of the Company or any such subsidiary or associated company or the relatives or dependants of any such person. For that purpose the board may procure the establishment and maintenance of, or participate in, or contribute to, any non-contributory or contributory pension or superannuation fund, scheme or arrangement and pay any insurance premiums.

POWERS OF THE BOARD

65. General powers of the board to manage the Company's business

(1) The business of the Company shall be managed by the board which may exercise all the powers of the Company, subject to the Statutes, the memorandum, these articles and any ordinary resolution of the Company. No ordinary resolution or alteration of the memorandum or these articles shall invalidate any prior act of the board which would have been valid if the resolution had not been passed or the alteration had not been made.

(2) The powers given by this article shall not be limited by any special authority or power given to the board by any other article or any resolution of the Company.

66. Power to act notwithstanding vacancy

The continuing directors or the sole continuing director at any time may act notwithstanding any vacancy in their number; but, if the number of directors is less than the minimum number fixed by or in accordance with these articles, they or he may act for the purpose of filling up vacancies or calling a general meeting of the Company, but not for any other purpose. If no director is able or willing to act, then any two members may summon a general meeting for the purpose of appointing directors.

67. Provisions for employees

The board may exercise any of the powers conferred by the Statutes to make provision for the benefit of any persons employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or any of its subsidiaries.

68. Power to borrow money

(1) The board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property and assets (both present and future) and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

(2) The board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only so far as by such exercise it can secure) that the aggregate principal amount outstanding at any time in respect of all borrowings by the Group (exclusive of any borrowings which are owed by one Group company to another Group company) after deducting the amount of cash and/or cash deposited will not, without the previous authority of the Company in general meeting, exceed:

(a) an amount equal to 2½ times adjusted total equity; or

(b) any higher limit fixed by ordinary resolution of the Company which is applicable at the relevant time.

(3) In this article:

adjusted total equity means the amount of total equity but excluding any fair value reserve as shown in the relevant balance sheet but after:

I. making such adjustments as may be appropriate in respect of:

(aa) any variation in the amount of the paid up share capital, the share premium account or capital redemption reserve since the date of the relevant balance sheet and so that for this purpose if any proposed allotment of shares by the Company for cash has been underwritten or agreed to be subscribed then these shares shall be deemed to have been allotted and the amount (including any premium) of the subscription moneys payable (not being moneys payable later than six months after the date of allotment) shall be deemed to have been paid up on the date when the issue of the shares was underwritten or agreed to be subscribed (or if the underwriting or subscription agreement was conditional, the date on which it became unconditional);

(bb) any undertaking which was not a subsidiary undertaking at the date of the relevant balance sheet but which would be a subsidiary undertaking if group accounts were prepared as at the relevant time (and as if such time were the end of the Company's financial year) or any undertaking which was a subsidiary undertaking but which would no longer be so if group accounts were to be so prepared at the relevant time; and

(cc) any variation in the interest of the Company in another Group company since the date of the relevant balance sheet;

II. excluding minority and other outside interests in any subsidiary undertaking;

III. deducting the amount of any distribution declared, recommended or made by any Group company to a person other than another Group company out of profits accrued

up to and including the date of (and to the extent not provided for in) the relevant balance sheet;

IV. adding the amount of any investment in own equity instruments deducted in arriving at the amount of total equity;

V. adding back the net pension deficit as shown in the relevant balance sheet; and

VI. making such other adjustments (if any) as the board may consider appropriate or necessary and as are approved by the auditors;

borrowings include the following except in so far as otherwise taken into account:

(A) the principal amount of any debenture (whether secured or unsecured) of a Group company;

(B) the outstanding amount raised by acceptances under an acceptance credit or bills facility opened by a bank or acceptance house on behalf of or in favour of a Group company, excluding acceptances of trade bills relating to goods purchased in the ordinary course of trading;

(C) the nominal amount of any share capital and the principal amount of any debenture or borrowing, the beneficial interest in which is not owned by a Group company, to the extent that their payment or repayment is the subject of a guarantee or indemnity by a Group company;

(D) the net pension deficit as shown in the relevant balance sheet;

(E) any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing; and

(F) any fixed amount in respect of a finance lease payable by any Group company which would be shown at the relevant time as a liability in the relevant balance sheet,

but exclude the following:

I. borrowings incurred by a Group company for the purpose of repaying within six months of the borrowing all or part of any borrowings made by it or another Group company, pending their application for that purpose during that period;

II. borrowings incurred by a Group company to finance a contract where a part of the price receivable under the contract by that or another Group company is guaranteed or insured by any government, governmental agency or body or by a person (not being a Group Company) carrying on the business of providing credit insurance up to an amount equal to that part of the price which is guaranteed or insured;

III. a proportionate amount of the borrowings of a Group company which is not a wholly-owned subsidiary of the Company corresponding to the minority or outside interest in it;

IV. borrowings of an undertaking which was not a subsidiary undertaking at the date of the relevant balance sheet, to the extent that those borrowings do not exceed its borrowings outstanding on the date when it became a Group company but only until

six months after the date on which the undertaking became a subsidiary undertaking; and

V. amounts payable under any operating lease or similar agreement which is not accounted for in the same way as a finance lease for the purposes of paragraph (F) above;

cash and cash deposited means an amount equal to the aggregate for the time being of all cash deposits with any bank or other person (not being a Group company), (whether on current account or otherwise), the realisable value of debt securities of governments and companies or other readily realisable deposits owned by any Group company except that in the case of any such items owned by a Group company which is not a wholly-owned subsidiary of the Company, there shall be excluded a proportionate amount of those items corresponding to the minority or outside interests in it;

Group means the Company and its subsidiary undertakings for the time being;

Group company means any undertaking in the Group; and

relevant balance sheet means the most recent audited consolidated balance sheet of the Group at the relevant time.

(4) For the purposes of any calculation under this article:

(a) a borrowing denominated or repayable or any cash deposited, in a currency other than sterling shall be translated into sterling:

(A) at the London exchange rate for the date as at which the calculation is being made; or

(B) if it would result in a lower figure, at the London exchange rate on the date of the relevant balance sheet,

and for this purpose the **London exchange rate** for any date is the spot rate of exchange, quoted at or about 11.00 a.m. on the business day before that date by a bank in London selected by the board; and

(b) where under the terms of any borrowing the amount of money that would be required to discharge its principal amount in full if it fell to be repaid (at the option of the borrower or by reason of default) on the date as at which the calculation is being made is less than the amount that would otherwise be taken into account in respect of that borrowing for the purpose of this article, the amount of the borrowing to be taken into account shall be the lesser amount.

(5) The limit imposed under paragraph (2) shall be deemed not to have been breached until the amount of borrowings has exceeded that limit for 30 consecutive days. This paragraph overrides all other provisions of this article.

(6) A certificate or report by the Company's auditors:

(a) as to the amount of adjusted total equity or the amount of borrowings; or

(b) to the effect that the limit imposed under this article was not exceeded or breached at a particular date,

shall be conclusive evidence as to that amount or fact.

(7) If the Company has joint auditors, references in this article to the Company's auditors are to any of the joint auditors.

(8) No lender or other person dealing with any Group company need enquire whether the limit imposed under paragraph (2) has been or will be complied with.

(9) A borrowing or security resulting in a breach of the limit shall not be void nor shall it be voidable at the instance of the Company or any other Group company.

DELEGATION OF BOARD'S POWERS

69. Delegation to individual directors

The board may entrust to and confer upon any director any of its powers, authorities and discretions (with power to sub-delegate) on such terms and conditions as it thinks fit and may revoke or vary all or any of them, but no person dealing in good faith shall be affected by any revocation or variation.

70. Committees

(1) The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee consisting of such person or persons (whether directors or not) as it thinks fit, provided that the majority of the members of the committee are directors and that no meeting of the committee shall be quorate for the purpose of exercising any of its powers, authorities or discretions unless a majority of those present are directors. The board may make any such delegation on such terms and conditions as it thinks fit and may revoke or vary any such delegation and discharge any committee wholly or in part, but no person dealing in good faith shall be affected by any revocation or variation. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations that may be imposed on it by the board.

(2) The proceedings of a committee with two or more members shall be governed by any regulations imposed on it by the board and (subject to such regulations) by these articles regulating the proceedings of the board so far as they are capable of applying.

71. Local boards

(1) The board may establish any local or divisional board or agency for managing any of the affairs of the Company whether in the United Kingdom or elsewhere and may appoint any persons to be members of a local or divisional board, or to be managers or agents, and may fix their remuneration.

(2) The board may delegate to any local or divisional board, manager or agent any of its powers, authorities and discretions (with power to sub-delegate) and may authorise the members of any local or divisional board or any of them to fill any vacancies and to act notwithstanding vacancies.

(3) Any appointment or delegation under this article may be made on such terms and subject to such conditions as the board thinks fit and the board may remove any person so appointed, and may revoke or vary any delegation, but no person dealing in good faith shall be affected by the revocation or variation.

72. **Powers of attorney**

The board may by power of attorney or otherwise appoint any person to be the agent of the Company on such terms (including terms as to remuneration) as it may decide and may delegate to any person so appointed any of its powers, authorities and discretions (with power to sub-delegate). The board may remove any person appointed under this article and may revoke or vary the delegation, but no person dealing in good faith shall be affected by the revocation or variation.

DIRECTORS' INTERESTS

73. **Directors' interests and voting**

(1) Subject to the Statutes, a director shall not be disqualified by his office from entering into any contract with the Company, either with regard to his tenure of any office or position in the management, administration or conduct of the business of the Company or as vendor, purchaser or otherwise. Subject to the interest of the director being duly declared, a contract entered into by or on behalf of the Company in which any director is in any way interested shall not be liable to be avoided, nor shall any director so interested be liable to account to the Company for any benefit resulting from the contract, by reason of the director holding that office or of the fiduciary relationship established by his holding that office.

(2) A director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of director for such period (subject to the Statutes) and upon such terms as the board may decide and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the board may decide, either in addition to or in lieu of any remuneration under any other provision of these articles.

(3) A director may be or become a member or director of, or hold any other office or place of profit under, or otherwise be interested in, any other company in which the Company may be interested and shall not be liable to account to the Company for any benefit received by him as a member or director of, or holder of any other office or place of profit under, or his other interest in, that company.

(4) The board may cause the voting rights conferred by the shares in any other company held or owned by the Company or exercisable by them as directors of that other company to be exercised in such manner in all respects as it thinks fit (including the exercise of voting rights in favour of any resolution appointing the directors or any of them as directors or officers of the other company or voting or providing for the payment of any benefit to the directors or officers of the other company).

(5) A director may act by himself or his firm in a professional capacity for the Company (except as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

(6) The board may purchase and maintain for or for the benefit of any person who holds or has at any time held a relevant office insurance against any liability incurred by him in respect of

any act or omission in the actual or purported discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his holding of a relevant office; and for this purpose "relevant office" means that of director, officer or employee in relation to the Company or any company which is or was a subsidiary undertaking of or associated with the Company or any predecessor in business of the Company or any such subsidiary undertaking or associated company, or that of trustee of any pension fund or retirement, death or disability scheme for the benefit of any employee of the Company or any such subsidiary undertaking or associated company.

(7) A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the Company shall declare the nature of his interest at the board meeting at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first board meeting after he knows that he is or has become so interested. For the purposes of this article, a general notice given to the board by a director to the effect that:

(a) he is a member of a specified company or firm and is to be regarded as interested in any other contract which may after the date of the notice be made with that company or firm; or

(b) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him,

shall be deemed to be a sufficient declaration of interest under this article in relation to any such contract but no such notice shall be effective unless either it is given at a board meeting or the director takes reasonable steps to secure that it is brought up and read at the next board meeting after it is given.

(8) A director shall not vote (or be counted in the quorum at a meeting) in respect of any resolution concerning his own appointment (including fixing or varying its terms), or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested but, where proposals are under consideration concerning the appointment (including fixing or varying its terms), or the termination of the appointment, of two or more directors to offices or places of profit with the Company or any other company in which the Company is interested, those proposals may be divided and a separate resolution may be put in relation to each director and in that case each of the directors concerned (if not otherwise debarred from voting under this article) shall be entitled to vote (and be counted in the quorum) in respect of each resolution unless it concerns his own appointment or the termination of his own appointment.

(9) A director shall also not vote (or be counted in the quorum at a meeting) in relation to any resolution relating to any contract or arrangement or other proposal in which he has an interest which (together with any interest of any connected person of his) is to his knowledge a material interest and, if he purports to do so, his vote shall not be counted, but this prohibition shall not apply and a director may vote (and be counted in the quorum) in respect of any resolution concerning any one or more of the following matters:

(a) any contract in which he is interested by virtue of an interest in shares, debentures or other securities of the Company or otherwise in or through the Company;

(b) the giving of any guarantee, security or indemnity in respect of:

(i) money lent or obligations incurred by him or by any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings;

(ii) a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part (either alone or jointly with others) under a guarantee or indemnity or by the giving of security; or

(iii) indemnification (including loans made in connection with it) by the Company in relation to the performance of his duties on behalf of the Company or of any of its subsidiary undertakings;

(c) any issue or offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings in respect of which he is or may be entitled to participate in his capacity as a holder of any such securities or as an underwriter or sub-underwriter;

(d) any contract concerning any other company in which he and any connected persons do not to his knowledge hold an interest in shares (within the meaning of sections 198 to 211 of the Act) representing one per cent. or more of any class of the equity share capital of that company or of the voting rights available to members of that company;

(e) any arrangement for the benefit of employees of the Company or any of its subsidiary undertakings which does not accord to him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(f) the purchase or maintenance of insurance for the benefit of directors or for the benefit of persons including directors.

For the purposes of this paragraph a person is a "connected person" in relation to a director if that person is deemed to be connected with that director within the meaning of section 346 of the Act.

(10) If any question arises at any meeting as to the materiality of an interest of a director (other than the chairman of the meeting) or as to the entitlement of any director (other than the chairman of the meeting) to vote and the question is not resolved by his voluntarily agreeing to abstain from voting, the question shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be final and conclusive except in a case where the nature or extent of the interest of the director concerned, so far as known to him, has not been fairly disclosed. If any question shall arise in respect of the chairman of the meeting and is not resolved by his voluntarily agreeing to abstain from voting, the question shall be decided by a resolution of the board (for which purpose the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be final and conclusive except in a case where the nature or extent of the interest of the chairman, so far as known to him, has not been fairly disclosed.

(11) In this article references to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

(12) The Company may by ordinary resolution suspend or relax the provisions of this article to any extent or ratify any contract not duly authorised by reason of a contravention of this article.

PROCEEDINGS OF THE BOARD

74. Board meetings

The board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. A director at any time may, and the secretary at the request of a director at any time shall, summon a board meeting.

75. Notice of board meetings

Notice of a board meeting may be given to a director personally or by word of mouth or given in writing or by electronic means to him at such address as he may from time to time specify for this purpose (or if he does not specify an address, at his last known address). A director may waive notice of any meeting either prospectively or retrospectively.

76. Quorum

The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be two. Subject to these articles, any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the end of the board meeting if no other director objects and if otherwise a quorum of directors would not be present.

77. Chairman or deputy chairman to preside

(1) The board may appoint a chairman and one or more deputy chairman or chairmen and may at any time revoke any such appointment.

(2) The chairman, or failing him any deputy chairman (the longest in office taking precedence, if more than one is present), shall, if present and willing, preside at all board meetings but, if no chairman or deputy chairman has been appointed, or if he is not present within five minutes after the time fixed for holding the meeting or is unwilling to act as chairman of the meeting, the directors present shall choose one of their number to act as chairman of the meeting.

78. Competence of board meetings

A board meeting at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the board.

79. Voting

Questions arising at any board meeting shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

80. Telephone board meeting

(1) A board meeting may consist of a conference between directors some or all of whom are in different places provided that each director may participate in the business of the meeting whether directly, by telephone or by any other electronic means which enables him:

(a) to hear each of the other participating directors addressing the meeting; and

(b) if he so wishes, to address all of the other participating directors simultaneously.

(2) A quorum is deemed to be present if at least the number of directors required to form a quorum, subject to the provisions of article 66, may participate in the manner specified above in the business of the meeting.

(3) A board meeting held in this way is deemed to take place at the place where the largest group of participating directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates.

81. Resolutions without meetings

A resolution which is signed or approved by all the directors entitled to vote on that resolution shall be as valid and effectual as if it had been passed at a board meeting duly called and constituted. The resolution may be contained in one document or electronic communication or in several documents or electronic communications in like form, each signed or approved by one or more of the directors concerned. For the purpose of this article the approval of a director shall be given in writing or by electronic means.

82. Validity of acts of directors in spite of formal defect

All acts *bona fide* done by a meeting of the board, or of a committee, or by any person acting as a director or a member of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the board or committee or of the person so acting, or that they or any of them were disqualified or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and qualified to be a director and had continued to be a director or member of the committee and had been entitled to vote.

83. Minutes

The board shall cause minutes to be made in books kept for the purpose:

(a) of all appointments of officers made by the board;

(b) of the names of all the directors present at each meeting of the board and of any committee; and

(c) of all resolutions and proceedings of all meetings of the Company and of any class of members, and of the board and of any committee.

SECRETARY

84. Secretary

The secretary shall be appointed by the board for such term, at such remuneration and on such conditions as it thinks fit, and the board may remove from office any person so appointed (without prejudice to any claim for damages for breach of any contract between him and the Company).

85. Appointment of Deputy or Assistant Secretary

The Directors may, at any time and from time to time, appoint any person to be a Deputy Secretary and/or Assistant Secretary and anything required or authorised to be done by or to the Secretary may be done by or to any Deputy or Assistant Secretary so appointed, and the board may remove from office any Deputy or Assistant Secretary so appointed (without prejudice to any claim for damages for breach of contract between him and the Company).

SHARE CERTIFICATES

86. Issue of share certificates

(1) A person whose name is entered in the register as the holder of any certificated shares shall be entitled (unless the conditions of issue otherwise provide) to receive one certificate for those shares, or one certificate for each class of those shares and, if he transfers part of the shares represented by a certificate in his name, or elects to hold part in uncertificated form, to receive a new certificate for the balance of those shares.

(2) In the case of joint holders, the Company shall not be bound to issue more than one certificate for all the shares in any particular class registered in their joint names, and delivery of a certificate for a share to any one of the joint holders shall be sufficient delivery to all.

(3) A share certificate shall be issued under seal or signed by at least one director and the secretary or by at least two directors (which may include any signature being applied mechanically or electronically). A share certificate shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares. Any certificate so issued shall, as against the Company, be *prima facie* evidence of title of the person named in that certificate to the shares comprised in it.

(4) A share certificate may be given to a member in accordance with the provisions of these articles on notices.

87. Charges for and replacement of certificates

(1) Except as expressly provided to the contrary in these articles, no fee shall be charged for the issue of a share certificate.

(2) Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate issued.

(3) If any member surrenders for cancellation a certificate representing shares held by him and requests the Company to issue two or more certificates representing those shares in such proportions as he may specify, the board may, if it thinks fit, comply with the request on payment of such fee (if any) as the board may decide.

(4) If a certificate is damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued on compliance with such conditions as to evidence, indemnity and security for such indemnity as the board may think fit and on payment of any exceptional expenses of the Company incidental to its investigation of the evidence and preparation of the indemnity and security and, if damaged or defaced, on delivery up of the old certificate.

(5) In the case of joint holders of a share a request for a new certificate under any of the preceding paragraphs of this article may be made by any one of the joint holders unless the certificate is alleged to have been lost, stolen or destroyed.

LIEN ON SHARES

88. Lien on partly paid shares

(1) The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable (whether or not due) in respect of that share. The lien shall extend to every amount payable in respect of that share.

(2) The board may at any time either generally or in any particular case declare any share to be wholly or partly exempt from this article. Unless otherwise agreed, the registration of a transfer of a share shall operate as a waiver of the Company's lien (if any) on that share.

89. Enforcement of lien

(1) The Company may sell any share subject to a lien in such manner as the board may decide if an amount payable on the share is due and is not paid within fourteen clear days after a notice has been given to the holder or any person entitled by transmission to the share demanding payment of that amount and giving notice of intention to sell in default.

(2) To give effect to any sale under this article, the board may authorise some person to transfer the share sold to, or as directed by, the purchaser. The purchaser shall not be bound to see to the application of the purchase money nor shall the title of the new holder to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale.

(3) The net proceeds of the sale, after payment of the costs of such sale, shall be applied in or towards satisfaction of the amount due and any residue shall (subject to a like lien for any amounts not presently due as existed on the share before the sale), on surrender, in the case of shares held in certificated form, of the certificate for the shares sold, be paid to the holder or person entitled by transmission to the share immediately before the sale.

CALLS ON SHARES

90. Calls

(1) Subject to the terms of allotment, the board may make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal amount or premium) and each member shall (subject to his receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be revoked or postponed as the board may decide.

(2) Any call may be made payable in one sum or by instalments and shall be deemed to be made at the time when the resolution of the board authorising that call is passed.

(3) A person on whom a call is made shall remain liable for it notwithstanding the subsequent transfer of the share in respect of which the call is made.

(4) The joint holders of a share shall be jointly and severally liable for the payment of all calls in respect of that share.

91. Interest on calls

If a call is not paid before or on the due date for payment, the person from whom it is due shall pay interest on the amount unpaid, from the due date for payment to the date of actual payment, at such rate as the board may decide, but the board may waive payment of the interest, wholly or in part.

92. Sums treated as calls

A sum which by the terms of allotment of a share is payable on allotment, or at a fixed time, or by instalments at fixed times, shall for all purposes of these articles be deemed to be a call duly made and payable on the date or dates fixed for payment and, in case of non-payment, these articles shall apply as if that sum had become payable by virtue of a call.

93. Power to differentiate

On any allotment of shares the board may make arrangements for a difference between the allottees or holders of the shares in the amounts and times of payment of calls on their shares.

94. Payment of calls in advance

The board may, if it thinks fit, receive all or any part of the moneys payable on a share beyond the sum actually called up on it if the holder is willing to make payment in advance and, on any moneys so paid in advance, may (until they would otherwise be due) pay interest at such rate as may be agreed between the board and the member paying the sum in advance.

FORFEITURE OF SHARES

95. Notice of unpaid calls

(1) If the whole or any part of any call or instalment remains unpaid on any share after the due date for payment, the board may give a notice to the holder requiring him to pay so much of the call or instalment as remains unpaid, together with any accrued interest.

(2) The notice shall state a further day, being not less than fourteen clear days from the date of the notice, on or before which, and the place where, payment is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the share in respect of which the call was made or instalment is payable will be liable to be forfeited.

(3) The board may accept a surrender of any share liable to be forfeited.

96. Forfeiture on non-compliance with notice

(1) If the requirements of a notice given under the preceding article are not complied with, any share in respect of which it was given may (before the payment required by the notice is made) be forfeited by a resolution of the board. The forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited share and not actually paid before the forfeiture.

(2) If a share is forfeited, notice of the forfeiture shall be given to the person who was the holder of the share or (as the case may be) the person entitled to the share by transmission, and an entry that notice of the forfeiture has been given, with the relevant date, shall be made in the

register; but no forfeiture shall be invalidated by any omission to give such notice or to make such entry.

97. Power to annul forfeiture or surrender

The board may, at any time before the forfeited or surrendered share has been sold, re-allotted or otherwise disposed of, annul the forfeiture or surrender upon payment of all calls and interest due on or incurred in respect of the share and on such further conditions (if any) as it thinks fit.

98. Disposal of forfeited or surrendered shares

(1) Every share which is forfeited or surrendered shall become the property of the Company and (subject to the Statutes) may be sold, re-allotted or otherwise disposed of, upon such terms and in such manner as the board shall decide either to the person who was before the forfeiture the holder of the share or to any other person and whether with or without all or any part of the amount previously paid up on the share being credited as so paid up. The board may for the purposes of a disposal authorise some person to transfer the forfeited or surrendered share to, or in accordance with the directions of, any person to whom the same has been disposed of.

(2) A statutory declaration by a director or the secretary that a share has been forfeited or surrendered on a specified date shall, as against all persons claiming to be entitled to the share, be conclusive evidence of the facts stated in it and shall (subject to the execution of any necessary transfer) constitute a good title to the share. The person to whom the share has been disposed of shall not be bound to see to the application of the consideration for the disposal (if any) nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings connected with the forfeiture, surrender, sale, re-allotment or disposal of the share.

99. Arrears to be paid notwithstanding forfeiture or surrender

A person any of whose shares have been forfeited or surrendered shall cease to be a member in respect of the forfeited or surrendered share and shall, in the case of shares held in certificated form, surrender to the Company for cancellation any certificate for the share forfeited or surrendered, but shall remain liable (unless payment is waived in whole or in part by the board) to pay to the Company all moneys payable by him on or in respect of that share at the time of forfeiture or surrender, together with interest from the time of forfeiture or surrender until payment at such rate as the board shall decide, in the same manner as if the share had not been forfeited or surrendered. He shall also be liable to satisfy all the claims and demands (if any) which the Company might have enforced in respect of the share at the time of forfeiture or surrender. No deduction or allowance shall be made for the value of the share at the time of forfeiture or surrender or for any consideration received on its disposal.

SEAL

100. Seal

(1) The Company may exercise the powers conferred by the Statutes with regard to having official seals and those powers shall be vested in the board.

(2) The board shall provide for the safe custody of every seal of the Company.

(3) A seal shall be used only by the authority of the board or a duly authorised committee but that authority may consist of an instruction or approval given in writing or by electronic means by a majority of the directors or of the members of a duly authorised committee.

(4) The board may determine who shall sign any instrument to which a seal is applied, either generally or in relation to a particular instrument or type of instrument, and may also determine, either generally or in any particular case, that such signatures shall be dispensed with.

(5) Unless otherwise decided by the board:

(a) certificates for shares, debentures or other securities of the Company issued under seal need not be signed; and

(b) every other instrument to which a seal is applied shall be signed by at least one director and the secretary or by at least two directors.

DIVIDENDS

101. Declaration of dividends by the Company

The Company may, by ordinary resolution, declare a dividend to be paid to the members, according to their respective rights and interests in the profits, and may fix the time for payment of such dividend, but no dividend shall exceed the amount recommended by the board.

102. Fixed and interim dividends

The board may pay such interim dividends as appear to the board to be justified by the financial position of the Company and may also pay any dividend payable at a fixed rate at intervals settled by the board whenever the financial position of the Company, in the opinion of the board, justifies its payment. If the board acts in good faith, none of the directors shall incur any liability to the holders of shares conferring preferred rights for any loss such holders may suffer in consequence of the payment of an interim dividend on any shares having non-preferred or deferred rights.

103. Calculation and currency of dividends

(1) Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide:

(a) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this article as paid up on the share;

(b) all dividends shall be apportioned and paid *pro rata* according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; and

(c) dividends may be declared or paid in any currency.

(2) The board may agree with any member that dividends which may at any time or from time to time be declared or become due on his shares in one currency shall be paid or satisfied in another, and may agree the basis of conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid and for the Company or any other person to bear any costs involved.

104. Method of payment

(1) The Company may pay any dividend or other sum payable in respect of a share:

(a) by cheque or dividend warrant payable to the holder (or, in the case of joint holders, the holder whose name stands first in the register in respect of the relevant share) or to such other person as the holder (or, in the case of joint holders, all the joint holders) may notify to the Company for the purpose; or

(b) by a bank or other funds transfer system or by such other electronic means (including, in the case of an uncertificated share, a relevant system) to such account as the holder (or, in the case of joint holders, all the joint holders) may notify to the Company for the purpose; or

(c) in such other way as may be agreed between the Company and the holder (or, in the case of joint holders, all such holders).

(2) Any such cheque or dividend warrant may be sent by post to the registered address of the holder (or, in the case of joint holders, to the registered address of that person whose name stands first in the register in respect of the relevant share) or to such other address as the holder (or, in the case of joint holders, all the joint holders) may notify to the Company for the purpose.

(3) Every cheque or warrant is sent, and payment in any other way is made, at the risk of the person or persons entitled to it and the Company will not be responsible for any sum lost or delayed when it has sent or transmitted the sum in accordance with these articles. Clearance of a cheque or warrant or transmission of funds through a bank or other funds transfer system or by such other electronic means as is permitted by these articles shall be a good discharge to the Company.

(4) Any joint holder or other person jointly entitled to any share may give an effective receipt for any dividend or other sum paid in respect of the share.

(5) Any dividend or other sum payable in respect of any share may be paid to a person or persons entitled by transmission to that share as if he or they were the holder or joint holders of that share and his address (or the address of the first named of two or more persons jointly entitled) noted in the register were the registered address.

105. Dividends not to bear interest

No dividend or other moneys payable by the Company on or in respect of any share shall bear interest as against the Company unless otherwise provided by the rights attached to the share.

106. Calls or debts may be deducted from dividends

The board may deduct from any dividend or other moneys payable to any person (either alone or jointly with another) on or in respect of a share all such sums as may be due from him (either alone or jointly with another) to the Company on account of calls or otherwise in relation to shares of the Company.

107. Unclaimed dividends etc

All unclaimed dividends, interest or other sums payable may be invested or otherwise made use of by the board for the benefit of the Company until claimed. All dividends unclaimed for a period of twelve years after having become due for payment shall be forfeited and cease to remain owing by the Company. The payment of any unclaimed dividend, interest or other sum payable by the Company on or in respect of any share into a separate account shall not constitute the Company a trustee in respect of it.

108. Uncashed dividends

If:

(a) a payment for a dividend or other sum payable in respect of a share sent by the Company to the person entitled to it in accordance with these articles is left uncashed or is returned to the Company and, after reasonable enquiries, the Company is unable to establish any new address or, with respect to a payment to be made by a funds transfer system, a new account, for that person; or

(b) such a payment is left uncashed or returned to the Company on two consecutive occasions,

the Company shall not be obliged to send any dividends or other sums payable in respect of that share to that person until he notifies the Company of an address or, where the payment is to be made by a funds transfer system, details of the account, to be used for the purpose.

109. Dividends *in specie*

(1) With the authority of an ordinary resolution of the Company and on the recommendation of the board, payment of any dividend may be satisfied wholly or in part by the distribution of specific assets and in particular of paid up shares or debentures of any other company.

(2) Where any difficulty arises with the distribution, the board may settle the difficulty as it thinks fit and, in particular, may issue fractional certificates (or ignore fractions), fix the value for distribution of the specific assets or any part of them, determine that cash payments be made to any members on the basis of the value so fixed in order to secure equality of distribution and vest any of the specific assets in trustees on such trusts for the persons entitled to the dividend as the board may think fit.

110. Scrip dividends

(1) The board may, with the authority of an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive further ordinary shares, credited as fully paid, instead of cash in respect of all (or some part) of any dividend specified by the ordinary resolution (a "scrip dividend") in accordance with the following provisions of this article.

(2) The ordinary resolution may specify a particular dividend (whether or not already declared) or may specify all or any dividends declared within a specified period, but such period may not end later than five years after the date of the meeting at which the ordinary resolution is passed.

(3) The basis of allotment shall be decided by the board so that, as nearly as may be considered convenient, the value of the further ordinary shares, including any fractional entitlement, is equal to the amount of the cash dividend which would otherwise have been paid (disregarding the amount of any associated tax credit).

(4) For the purposes of paragraph (3) above the value of the further ordinary shares shall be:

(a) equal to the average middle-market quotation for a fully paid share of the relevant class, adjusted if necessary for the proposed dividend, as shown in the London Stock Exchange Daily Official List or as established from such other source as the board considers appropriate for the five business days immediately preceding or following the announcement of the cash dividend to which the scrip dividend relates, as the board may decide; or

(b) calculated in such manner as may be determined by or in accordance with the ordinary resolution.

(5) The board shall give notice to the holders of ordinary shares of their rights of election in respect of the scrip dividend and shall specify the procedure to be followed in order to make an election.

(6) The dividend or that part of it in respect of which an election for the scrip dividend is made shall not be paid and instead further ordinary shares shall be allotted in accordance with elections duly made and the board shall capitalise a sum equal to the aggregate nominal amount of the shares to be allotted out of such sums available for the purpose as the board may consider appropriate.

(7) The further ordinary shares so allotted shall rank *pari passu* in all respects with the fully paid ordinary shares then in issue except as regards participation in the relevant dividend.

(8) The board may decide that the right to elect for any scrip dividend shall not be made available to members resident in any territory where, in the opinion of the board, compliance with local laws or regulations would be unduly onerous.

(9) The board may do all acts and things as it considers necessary or expedient to give effect to the provisions of a scrip dividend election and the issue of any ordinary shares in accordance with the provisions of this article, and may make such provisions as it thinks fit for the case of shares becoming distributable in fractions (including provisions under which, in whole or in part, the benefit of fractional entitlements accrues to the Company rather than to the members concerned).

(10) The board may from time to time establish or vary a procedure for election mandates, under which a holder of ordinary shares may, in respect of any future dividends for which a right of election pursuant to this article is offered, elect to receive ordinary shares in lieu of such dividend on the terms of such mandate.

(11) The board shall not make a scrip dividend available unless the Company has sufficient unissued shares and undistributed profits or reserves to give effect to elections which could be made to receive that scrip dividend.

CAPITALISATION OF RESERVES

111. Capitalisation of reserves

(1) The board may, with the authority of an ordinary resolution of the Company:

(a) resolve to capitalise any sum standing to the credit of any reserve account of the Company (including share premium account and capital redemption reserve) or any sum standing to the credit of profit and loss account not required for the payment of any preferential dividend (whether or not it is available for distribution); and

(b) appropriate that sum as capital to the holders of ordinary shares in proportion to the nominal amount of the ordinary share capital held by them respectively and apply that sum on their behalf in paying up in full any unissued shares or debentures of the Company of a nominal amount equal to that sum and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions or in paying up the whole or part of any amounts which are unpaid in respect of any issued shares in the Company held by them respectively, or otherwise deal with such sum as directed by the resolution provided that the share premium account and the capital redemption reserve and any sum not available for distribution in accordance with the Statutes may only be applied in paying up unissued shares to be allotted credited as fully paid up.

(2) Where any difficulty arises in respect of any distribution of any capitalised reserve or other sum, the board may settle the difficulty as it thinks fit and in particular may make such provisions as it thinks fit in the case of shares or debentures becoming distributable in fractions (including provisions under which, in whole or in part, the benefit of fractional entitlements accrues to the Company rather than the members concerned) or ignore fractions and may fix the value for distribution of any fully paid up shares or debentures and may determine that cash payments be made to any members on the basis of the value so fixed in order to secure equality of distribution, and may vest any shares or debentures in trustees upon such trusts for the persons entitled to share in the distribution as the board may think fit.

(3) The board may also authorise any person to sign on behalf of the persons entitled to share in the distribution a contract for the acceptance by those persons of the shares or debentures to be allotted to them credited as fully paid under a capitalisation and any such contract shall be binding on all those persons.

112. Capitalisation of reserves - employees' share schemes

(1) This article (which is without prejudice to the generality of the provisions of the immediately preceding article) applies:

(a) where a person is granted pursuant to an employees' share scheme a right to subscribe for shares in the Company in cash at a subscription price less than their nominal value; and

(b) where, pursuant to an employees' share scheme, the terms on which any person is entitled to subscribe in cash for shares in the Company are adjusted as a result of a

capitalisation issue, rights issue or other variation of capital so that the subscription price is less than their nominal value.

(2) In any such case the board:

(a) shall transfer to a reserve account a sum equal to the deficiency between the subscription price and the nominal value of the shares (the "cash deficiency") from the profits or reserves of the Company which are available for distribution and not required for the payment of any preferential dividend; and

(b) (subject to paragraph (4) below) shall not apply that reserve account for any purpose other than paying up the cash deficiency upon the allotment of those shares.

(3) Whenever the Company is required to allot shares pursuant to such a right to subscribe, the board shall (subject to the Statutes) appropriate to capital out of the reserve account an amount equal to the cash deficiency applicable to those shares, apply that amount in paying up the deficiency on the nominal value of those shares and allot those shares credited as fully paid to the person entitled to them.

(4) If any person ceases to be entitled to subscribe for shares as described above, the restrictions on the reserve account shall cease to apply in relation to such part of the account as is equal to the amount of the cash deficiency applicable to those shares.

(5) No right shall be granted under any employees' share scheme under paragraph (1)(a) above and no adjustment shall be made as mentioned in paragraph (1)(b) above unless there are sufficient profits or reserves of the Company available for distribution and not required for the payment of any preferential dividend to permit the transfer to a reserve account in accordance with this article of an amount sufficient to pay up the cash deficiency applicable to the shares concerned.

RECORD DATES

113. Fixing of record dates

(1) Notwithstanding any other of these articles, but without prejudice to any rights attached to any shares, the Company or the board may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made.

(2) In the absence of a record date being fixed, entitlement to any dividend, distribution, allotment or issue shall be determined by reference to the date on which the dividend is declared or the distribution, allotment or issue is made.

ACCOUNTS

114. Accounting records

(1) The board shall cause accounting records of the Company to be kept in accordance with the Statutes.

(2) No member (as such) shall have any right of inspecting any account, book or document of the Company, except as conferred by law or authorised by the board or by any ordinary

resolution of the Company. The Company may send summary financial statements to members instead of copies of its full accounts and reports.

NOTICES

115. Form of notices

(1) Except where otherwise expressly stated, any notice to be given to or by any person under these articles shall be in writing or, to the extent permitted by the Statutes and subject to paragraph (2), contained in an electronic communication.

(2) The board may from time to time specify the form and manner in which a notice may be given to the Company by electronic means, including one or more addresses for the receipt of an electronic communication, and may prescribe such procedures as it thinks fit for verifying the authenticity or integrity of any such electronic communication. A notice may be given to the Company by electronic means only if it is given in accordance with the requirements specified by the board.

116. Manner of giving notices

(1) A notice in writing, document or other communication may be given or served by the Company to any member either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address.

(2) Subject to the Statutes, a notice, document or other communication may be given by the Company to any member by electronic means to such address as may from time to time be authorised by the member concerned or by publishing it on a web site and notifying the member concerned, in such manner as he may from time to time authorise, that it has been so published.

(3) In the case of joint holders of a share, any notice, document or other communication given or served by the Company in any manner permitted by these articles to the joint holder who is named first in the register in respect of the joint holding shall be deemed to be given to all other holders of the share.

(4) A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that address but, unless he does so, shall not be entitled to receive any notice from the Company.

117. Notice by advertisement

If at any time by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised in at least one national newspaper. In any such case the Company shall send confirmatory copies of the notice by post to those members to whom notice cannot be given by electronic means if at least six clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

118. When notice is deemed given

(1) Any notice in writing, document or other communication, if sent by first class post, shall be deemed to have been given on the day following that on which the envelope containing it is put into the post, or, if sent by second class post, shall be deemed to have been given on the second day following that on which the envelope containing it is put into the post and in proving that a notice, document or other communication has been given it shall be sufficient to prove that the letter, envelope or wrapper containing the notice, document or other communication was properly addressed, prepaid and put into the post.

(2) Any notice in writing, document or other communication not sent by post but left at a registered address or address at which a notice, document or other communication may be given shall be deemed to have been given on the day it was so left.

(3) Any notice, document or other communication, if sent by electronic means (including through any relevant system), shall be deemed to have been given on the day following that on which the electronic communication was sent by or on behalf of the Company.

(4) Where notice is given by way of newspaper advertisement, such notice shall be deemed to have been given to each member or person entitled to receive it at noon on the day when the advertisement appears or, if it appears on different days, at noon on the first of the days when it appears.

(5) A member present, either in person or by proxy, at any meeting of the Company or class of members of the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which the meeting was convened.

(6) Every person who becomes entitled to a share shall be bound by every notice (other than a notice in accordance with section 212 of the Act) in respect of that share which before his name is entered in the register was given to the person from whom he derives his title to the share.

119. Record date for giving notices

(1) For the purposes of giving notices of meetings, documents or other communications, whether under section 370(2) of the Act, any other Statute, a provision in these articles or any other instrument, the Company may determine that persons entitled to receive such notices, documents or other communications are those persons entered on the register at the close of business on a day determined by it.

(2) The day determined by the Company under paragraph (1) above may not be more than fifteen days before the day that the notice of the meeting, document or other communication is given.

120. Notice to person entitled by transmission

Where a person is entitled by transmission to a share, any notice or other communication shall be given to him, as if he were the holder of that share and his address noted in the register were his registered address. In any other case, any notice or other communication given to any member pursuant to these articles shall, notwithstanding that the member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether or not the Company has notice of the death,

bankruptcy or other event, be deemed to have been properly given in respect of any share registered in the name of that member as sole or joint holder.

UNTRACED MEMBERS

121. Sale of shares of untraced members

(1) The Company may sell, in such manner as the board may decide and at the best price it considers to be reasonably obtainable at that time, any share of a member, or any share to which a person is entitled by transmission if:

(a) during a period of twelve years at least three cash dividends have become payable in respect of the share to be sold and have been sent by the Company in accordance with these articles;

(b) during that period of twelve years no cash dividend payable in respect of the share has been claimed, no cheque, warrant, order or other payment for a dividend has been cashed, no dividend sent by means of a funds transfer system has been paid and no communication has been received by the Company from the member or the person entitled by transmission to the share;

(c) on or after the expiry of that period of twelve years the Company has published advertisements both in a national newspaper and in a newspaper circulating in the area in which the last known address of the member or person entitled by transmission to the share or the address at which notices may be given in accordance with these articles is located, in each case giving notice of its intention to sell the share; and

(d) during the period of three months following the publication of those advertisements and after that period until the exercise of the power to sell the share, the Company has not received any communication from the member or the person entitled by transmission to the share.

(2) The Company's power of sale shall extend to any further share which, on or before the date of publication of the first of any advertisement pursuant to subparagraph (1)(c) above, is issued in right of a share to which paragraph (1) applies (or in right of any share to which this paragraph applies) if the conditions set out in subparagraphs (1)(b) to (d) are satisfied in relation to the further share (but as if the references to a period of twelve years were references to a period beginning on the date of allotment of the further share and ending on the date of publication of the first of the advertisements referred to above).

(3) To give effect to any sale, the board may authorise some person to transfer the share to, or as directed by, the purchaser, who shall not be bound to see to the application of the purchase money; nor shall the title of the new holder to the share be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.

122. Application of proceeds of sale

(1) The Company shall account to the person entitled to the share at the date of sale for a sum equal to the net proceeds of sale and shall be deemed to be his debtor, and not a trustee for him, in respect of them.

(2) Pending payment of the net proceeds of sale to such person, the proceeds may either be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company, if any) as the board may from time to time decide.

(3) No interest shall be payable in respect of the net proceeds and the Company shall not be required to account for any moneys earned on the net proceeds.

DESTRUCTION OF DOCUMENTS

123. Destruction of documents

(1) The board may authorise or arrange the destruction of documents held by the Company as follows:

(a) at any time after the expiration of six years from the date of registration, all instruments of transfer of shares and all other documents transferring or purporting to transfer shares or representing or purporting to represent the right to be registered as the holder of shares on the faith of which entries have been made in the register;

(b) at any time after the expiration of one year from the date of cancellation, all registered share certificates which have been cancelled;

(c) at any time after the expiration of two years from the date of recording them, all dividend mandates and notifications of change of address; and

(d) at any time after the expiration of one year from the date of actual payment, all paid dividend warrants and cheques.

(2) It shall conclusively be presumed in favour of the Company that:

(a) every entry in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made;

(b) every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered;

(c) every share certificate so destroyed was a valid certificate duly and properly cancelled;

(d) every other document mentioned in paragraph (1) above so destroyed was a valid and effective document in accordance with the particulars of it recorded in the books and records of the Company; and

(e) every paid dividend warrant and cheque so destroyed was duly paid.

(3) The provisions of paragraph (2) above shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant.

(4) Nothing in this article shall be construed as imposing on the Company or the board any liability in respect of the destruction of any document earlier than as stated in paragraph (1) above or in any other circumstances in which liability would not attach to the Company or the board in the absence of this article.

(5) References in this article to the destruction of any document include references to its disposal in any manner.

WINDING UP

124. Powers to distribute *in specie*

If the Company is in liquidation, the liquidator may, with the authority of an extraordinary resolution of the Company and any other authority required by the Statutes:

(a) divide among the members *in specie* the whole or any part of the assets of the Company and, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members; or

(b) vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator, with the like sanction, shall think fit but no member shall be compelled to accept any assets upon which there is any liability.

INDEMNITY

125. Indemnity of officers

Except to the extent prohibited or restricted by the Statutes, but without prejudice to any indemnity to which a director or other officer may otherwise be entitled, every director or other officer (excluding an auditor) of the Company may be indemnified out of the assets of the Company against all liabilities incurred by him in the actual or purported execution or discharge of his duties or the exercise or purported exercise of his powers or otherwise in relation to or in connection with his duties, powers or office.

RIGHTS AND RESTRICTIONS ATTACHED TO THE B SHARES

126. Rights and restrictions attached to the B Shares

Notwithstanding any other provisions in these Articles which relate to shares, the provisions of this Article 126 comprise all the rights and restrictions which relate to B Shares.

(1) **Election Form**

(a) Together with a circular to Shareholders dated 16 May 2007 (the 'Circular') holders of Ordinary Shares were sent a form of election or, if they held through CREST, they were invited to submit a TTE instruction (each an '**Election Form**') relating to the preference shares of one pence each in the capital of the Company (the '**B Shares**') under which they could elect in relation to any B Shares to be issued to them to: (i) receive the Single B Share Dividend (as defined below); (ii) accept an offer by JPMorgan Cazenove Limited to purchase the B Shares on 25 June 2007 (the '**Initial Purchase Offer**'); or (iii) retain the B Shares and receive the B Share Continuing Dividend (as defined below).

(b) Holders of B Shares who have not returned a duly completed Election Form by 3.00 p.m. on 21 June 2007 (or such later time and/or date as the Directors may determine) electing (revocably until that time) to accept the Initial Purchase Offer and/or to retain their B Shares and receive the B Share Continuing Dividend will be deemed

instead to have elected to receive the Single B Share Dividend (as described in Article 126(2) below) in relation to each B Share held by them.

(c) The Directors jointly with JPMorgan Cazenove Limited may, if they so determine in their absolute discretion, accept an Election Form which is received after the relevant time or which is not correctly completed. The Directors jointly with JPMorgan Cazenove Limited may, in addition, if they so determine in their absolute discretion, treat any other document or action as a valid Election Form or as the completion or delivery of a valid Election Form, as the case may be.

(2) **Income**

(a) Out of the profits available for distribution, a single dividend of 365 pence per B Share (the '**Single B Share Dividend**') shall be payable to those holders of B Shares in respect of which an election has been made or is deemed to have been made pursuant to Article 126(1)(a) above, to receive the Single B Share Dividend.

(b) Such dividend shall, if declared, become payable on 25 June 2007 or such later date as the Directors may determine (the '**Single B Share Dividend Date**'). Each B Share in respect of which such dividend becomes payable shall, on such date (or such other date as the Directors may determine), be automatically converted into a deferred share of one pence nominal value with the rights and restrictions described in Article 127 below (a '**Deferred Share**').

(c) Out of the profits available for distribution in respect of each financial year or other accounting period of the Company, the holders of the B Shares who have elected to retain their B Shares shall be entitled, in priority to any payment of dividend or other distribution to the holders of Ordinary Shares and before profits are carried to reserves, to be paid a non-cumulative preferential dividend (the '**B Share Continuing Dividend**') at such rate on a notional value of 365 pence per B Share as is calculated in accordance with Articles 126(2)(e) and 126(2)(f) below rounded down to the nearest penny (exclusive of any associated tax credit relating thereto but inclusive of any withholding tax deductible therefrom).

(d) The first B Share Continuing Dividend will be in respect of the period commencing on the Single B Share Dividend Date and is to be paid in arrears on 16 April 2008 (or such later date as the Directors may determine) and thereafter such dividend will be paid (without having to be declared) annually in arrears on 16 April (or such later date as the Directors may determine) in each year or, if any such date would otherwise fall on a date which is not a Business Day (as defined below) it shall be postponed to the next day which is a Business Day (without any interest or payment in respect of such delay) (each a '**B Share Payment Date**').

(e) The period commencing on the Single B Share Dividend Date and ending on 16 April 2008, and each twelve month period thereafter ending on 16 April, is called a '***B Share Calculation Period***'. The annual rate applicable to each B Share Calculation Period shall be 75 per cent. of 12 month LIBOR for the B Share Calculation Period in question which appears on the display designated as page ISDA on Reuters (or such other page or service as may replace it or have replaced it for the purpose of displaying London inter-bank offered rates of leading banks for pounds sterling deposits as determined by the Company), at or about 11.00 a.m. (London time) on the first Business Day of such B Share Calculation Period. In

respect of the first B Share Calculation Period, the amount of the B Share Continuing Dividend shall be calculated by applying the rate applicable on a notional value of 365 pence per B Share and multiplying such product by the number of days from and including the Single B Share Dividend Date to, but excluding, the first B Share Payment Date, divided by 365.

(f) If the offered rate so appearing is replaced by the corresponding rates of more than one bank then Article 126(2)(e) above shall be applied, with any necessary consequential changes, to the arithmetic mean (rounded upward, if necessary, to the nearest 1/16 percentage point) of the rates (being at least two) which so appear, as determined by the Company. If for any other reason such offered rate does not so appear, or if the relevant page is unavailable, the Company will request each of the banks whose offered rates would have been used for the purposes of the relevant page, if the event leading to the application of this Article 126(2)(f) had not happened, through its principal London office to provide the Company with its offered quotation to leading banks for pounds sterling deposits in London for the B Share Calculation Period concerned as at 11.00 a.m. (London time) on the first Business Day of such B Share Calculation Period.

The offered rate for such B Share Calculation Period shall be the arithmetic mean (rounded upward, if necessary, to the nearest 1/16 per cent.) of such quotations (or of such of them, being at least two, as are so provided), as determined by the Company.

(g) In this Article, the expression '**Business Day**' means a day (not being a Saturday, Sunday or public holiday) upon which pounds sterling deposits may be dealt in on the London inter-bank market and commercial banks are generally open in London; and '**non-cumulative**' in relation to the B Share Continuing Dividend means that the dividend payable on each B Share Payment Date is payable out of the profits of the Company available for distribution in respect of the accounting reference period in which the B Share Payment Date falls (including any reserves representing profits made in previous accounting reference periods) without any right in the case of a deficiency to resort to profits made in subsequent accounting reference periods.

(h) Payments of the B Share Continuing Dividend under Article 126(2)(d) shall be made to holders on the Company's relevant register on a date selected by the Directors, being not less than 15 days nor more than 42 days (or, in default of selection by the Directors, on the date falling 15 days) prior to the relevant B Share Payment Date.

(i) The holders of the B Shares shall not be entitled to any further right of participation in the profits of the Company.

(j) All B Share Continuing Dividends payable on the B Shares which are unclaimed for a period of 12 years from the date of due payment shall be forfeited and shall revert to the Company.

(3) **Capital**

(a) Except as provided in Article 126(6) below, on a return of capital on a winding-up (excluding any intra-group reorganisation on a solvent basis), the holders of the B Shares shall be entitled, in priority to any payment to the holders of Ordinary Shares, to 365 pence per B Share held by them, together with a sum equal to the relevant proportion of the B Share Continuing Dividend (if any) under Article 126(2)(c) which would have been payable if the winding-up had taken effect on the last day of

the then current B Share Calculation Period, the relevant proportion being the number of days from and including the preceding B Share Payment Date (or, if the date of such winding-up is prior to 25 June 2007, the Single B Share Dividend Date) to, but excluding, the date of such winding up, divided by 365.

(b) The aggregate entitlement of each holder of B Shares on a winding-up in respect of all of the B Shares held by him shall be rounded up to the nearest whole penny.

(c) The holders of the B Shares shall not be entitled to any further right of participation in the assets of the Company in excess of that specified in Article 126(3)(a) above. If on such a winding-up the amounts available for payment are insufficient to cover in full the amounts payable on the B Shares, the holders of such shares will share rateably in the distribution of assets (if any) in proportion to the full preferential amounts to which they are entitled.

(4) **Attendance and voting at general meetings**

(a) The holders of the B Shares shall not be entitled, in their capacity as holders of such shares, to receive notice of any general meeting of the Company nor to attend, speak or vote at any such general meeting unless:

(i) the business of the meeting includes the consideration of a resolution for the winding-up (excluding any intra-group reorganisation on a solvent basis) of the Company, in which case the holders of the B Shares shall have the right to attend the general meeting and shall be entitled to speak and vote only on any such resolution; or

(ii) at the date of the notice convening the meeting, the B Share Continuing Dividend has remained unpaid for six months or more from any B Share Payment Date, in which case the holders of the B Shares shall have the right to attend the general meeting and shall be entitled to speak and vote on all resolutions while the B Share Continuing Dividend remains unpaid.

(b) Whenever the holders of the B Shares are entitled to vote at a general meeting of the Company, on a show of hands every holder thereof who (being an individual) is present in person or (being a corporation) by a representative shall have one vote, and on a poll every such holder shall have one vote for each B Share registered in the name of such holder.

(5) ***Company's right to purchase***

(a) Subject to the provisions of the Companies Act and to compliance with applicable securities law and regulations but without the need to obtain the sanction of an extraordinary resolution of the holders of the B Shares, the Company may at any time and at its sole discretion purchase B Shares (i) in the market or (ii) by tender available alike to all holders of B Shares or (iii) by private treaty, in each case at a price and upon such other terms and conditions as the Directors may think fit.

(b) Subject to the provisions of the Companies Act, and pursuant to the authority provided in Article 126(5)(a) above, the Company may, at any time after 30 April 2008, without obtaining the sanction of the holders of the B Shares:

(i) appoint any person to execute on behalf of all the holders of the B Shares a transfer of all of the B Shares or any part thereof (and/or an agreement to purchase and transfer the same) to the Company or to such person as the Directors may determine, and purchase the same subject to the Company or such person (as the case may be) paying to the holders of the B Shares such amount as they would be entitled to under Article 126(3) were the Company to be wound up on such day;

(ii) cancel all or any B Shares so purchased in accordance with the Companies Act; and

(iii) in connection therewith, change the form of any B Shares held in uncertificated form to certificated form and cancel any relevant listing or trading of such B Shares (and the holders of the B Shares shall take such steps as may be required in connection with such change of form or cancellation of listing).

(6) **Class rights**

(a) The Company may from time to time create, allot and issue further shares, whether ranking *pari passu* with or in priority to the B Shares. The creation, allotment or issue of any such further shares (whether or not ranking in any respect in priority to the B Shares) shall be treated as being in accordance with the rights attaching to the B Shares and shall not involve a variation of such rights for any purpose or require the consent of the holders of B Shares.

(b) A reduction by the Company of the capital paid up or credited as paid up on the B Shares and the cancellation of such shares shall be treated as being in accordance with the rights attaching to the B Shares and shall not involve a variation of such rights for any purpose. The Company will be authorised to reduce its capital (subject to the confirmation of the Court in accordance with the Companies Act and without obtaining the consent of the holders of the B Shares) including by paying to the holders of the B Shares the preferential amounts to which they are entitled as set out above.

(c) If at any time a currency other than pounds sterling is accepted as legal tender in the United Kingdom in place of or in addition to pounds sterling, the Directors shall be entitled, without the consent of holders of the Ordinary Shares or the B Shares, to make such arrangements and adjustments in respect of the method of calculation and payment of any of the entitlements of holders of B Shares under these Articles as the Directors consider necessary, fair and reasonable in the circumstances to give effect to the rights attaching to the B Shares, including (without limitation) in respect of the calculation and payment of the B Share Continuing Dividend, notwithstanding the fact of such acceptance. Any such arrangements and adjustments shall not involve a variation of any rights attaching to the B Shares for any purpose.

(7) **Conversion into Ordinary Shares at the Company's Option**

(a) The Company may (subject to the provisions of the Companies Act) at any time after 30 April 2008 on the giving of not less than 10 days' nor more than 42 days' notice in writing to the holders of the B Shares, convert all but not some only of the outstanding B Shares into Ordinary Shares on the date specified in the notice (the "**B Share Conversion Date**"). The conversion shall be on the basis of one Ordinary

Share for every (M/365) B Share (where M represents the average of the closing mid-market quotations in pence of an Ordinary Share on the London Stock Exchange, as derived from the Daily Official List for the five Business Days immediately preceding the B Share Conversion Date), fractional entitlements being disregarded and the balance of such shares (including any fractions) shall be Deferred Shares, which shall have the same rights and be subject to the same restrictions as the Deferred Shares set out in Article 127.

(b) Conversion of the B Shares may be effected in such manner as the directors shall from time to time determine (subject to the provisions of the Companies Act) including, without prejudice to the generality of the foregoing, in accordance with the provisions of Article 126(7)(c) or the provisions of Article 126(7)(d) pursuant to the authority given by the passing of the resolution to create the B Shares.

(c) If the aggregate nominal value of the B Shares is lower than the aggregate nominal value of the ordinary shares into which the B Shares will convert on the B Share Conversion Date, the Directors may effect conversion by:

(i) capitalising an amount of share premium account equal to the difference between the aggregate nominal value of the B Shares and the aggregate nominal value of the Ordinary Shares into which those B Shares are to convert (the "**B Share Shortfall Amount**"), and applying such amount in allotting to the holders of the B Shares (in proportion to their holding of B Shares) and paying up in full a number of undesignated shares (with such par value as the Directors may determine) having an aggregate nominal value equal to the B Share Shortfall Amount; and

(ii) in respect of each holder or joint holders consolidating the B Shares and the undesignated shares allotted pursuant to (a) above into one share and sub-dividing and redesignating such share into:

(x) the number of Ordinary Shares to which that holder is entitled on conversion; and

(y) a number of Deferred Shares of a nominal value equal to the highest amount that will not result in any holder or holders being entitled to a fraction of such a Deferred Share, such Deferred Shares having an aggregate nominal value equal to the sum of the aggregate nominal value of the B Shares held by the relevant holder or holders less the aggregate nominal value of the Ordinary Shares referred to in (x) above, and otherwise having the rights and being subject to the restrictions set out in Article 127.

(d) If the aggregate nominal value of the B Shares is lower than the aggregate nominal value of the Ordinary Shares into which the B Shares will convert on the B Share Conversion Date and if the Company does not have sufficient reserves available to effect conversion in the manner described in Article 126(7)(c), the Directors may effect conversion by consolidating into one share all the B Shares held by any holder or joint holders at the B Share Conversion Date and sub-dividing such share into the appropriate number of Ordinary Shares and such Ordinary Shares, notwithstanding that they may have a different nominal amount from the other Ordinary Shares then in issue, shall form a uniform class with the other Ordinary Shares then in issue and

shall, subject to Article 126(e) but notwithstanding any other contrary provision herein, for all purposes and in all respects (including, without limitation, entitlement to dividends or other distributions, participation in offers, voting rights, and rights on a liquidation or return of capital) rank *pari passu* with the other Ordinary Shares then in issue, for which purposes the nominal amount of each Ordinary Share arising on such consolidation and sub-division shall be deemed to be the same as the nominal amount per Ordinary Share then in issue.

(e) Any Ordinary Shares arising on conversion of the B Shares shall rank *pari passu* with the Ordinary Shares already in issue at the date of conversion in all respects save that such Ordinary Shares shall not be entitled to any dividend or other distribution declared, paid or made by reference to a record date prior to the B Share Conversion Date.

(f) If the Company exercises its rights of conversion, the period commencing on the B Share Payment Date preceding the B Share Conversion Date and ending on such B Share Conversion Date is called the "**Final B Share Calculation Period**" and the B Share Continuing Dividend in respect of such period shall be payable in arrears on the final Business Day of such period (the "**Final B Share Payment Date**"). In respect of the Final B Share Calculation Period (if any), the amount of the B Share Continuing Dividend shall be the relevant proportion of the B Share Continuing Dividend which would have been payable if conversion had taken effect on the last day of the then current B Share Calculation Period, the relevant proportion being the number of days from and including the last B Share Payment Date to, but excluding, the Final B Share Payment Date, divided by 365. The aggregate amount of the B Share Continuing Dividend payable to each holder of B Shares shall be rounded down to the nearest penny.

(8) **Deletion of Article 126 when no B Shares in existence**

Article 126 shall remain in force until there are no longer any B Shares in existence whether by way of conversion into Deferred Shares or repurchase and cancellation or conversion into Ordinary Shares notwithstanding any provision in the Articles to the contrary. Thereafter Article 126 shall be and shall be deemed to be of no effect (save to the extent that the provisions of this Article 126 are referred to in any other Article) and shall be deleted and replaced with the wording 'Article 126 has been deleted', and the separate register for the holders of B Shares shall no longer be required to be maintained by the Company; but the validity of anything done under Article 126 before that date shall not otherwise be affected and any actions taken under Article 126 before that date shall be conclusive and shall not be open to challenge on any grounds whatsoever."

RIGHTS AND RESTRICTIONS ATTACHED TO THE DEFERRED SHARES

127. Rights and Restrictions attached to the Deferred Shares

Notwithstanding any other provisions in these Articles which relate to shares, the provisions of this Article 127 comprise all the rights and restrictions which relate to Deferred Shares.

(1) **Income**

The Deferred Shares shall confer no right to participate in the profits of the Company.

(2) **Capital**

On a return of capital on a winding-up (excluding any intra-group re-organisation on a solvent basis) there shall be paid to the holders of the Deferred Shares the nominal capital paid up or credited as paid up on such Deferred Shares after:

(a) firstly, paying to the holders of the B Shares 365 pence per B Share held by them (together with any outstanding entitlement to the B Share Continuing Dividend up to the B Share Payment Date last preceding the return of capital); and

(b) secondly, paying to the holders of the Ordinary Shares the nominal capital paid up or credited as paid up on the Ordinary Shares held by them respectively, together with the sum of £100,000,000 on each Ordinary Share.

The holders of the Deferred Shares shall not be entitled to any further right of participation in the assets of the Company.

(3) **Attendance and voting at general meetings**

The holders of the Deferred Shares shall not be entitled to receive notice of any general meeting of the Company or to attend, speak or vote at any such meeting.

(4) **Form**

The Deferred Shares shall not be listed on any stock exchange nor shall any share certificates be issued in respect of such shares. The Deferred Shares shall not be transferable except in accordance with Article 127(6) below or with the written consent of the Directors.

(5) **Class rights**

The Company may from time to time create, allot and issue further shares, whether ranking pari passu with or in priority to the Deferred Shares, and on such creation, allotment or issue any such further shares (whether or not ranking in any respect in priority to the Deferred Shares) shall be treated as being in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose or require the consent of the holders of the Deferred Shares.

The reduction by the Company of the capital paid up on the Deferred Shares shall be in accordance with the rights attaching to the Deferred Shares and shall not involve a variation of such rights for any purpose and the Company shall be authorised at any time to reduce its capital (subject to the confirmation of the Court in accordance with the Companies Act) without obtaining the consent of the holders of the Deferred Shares.

(6) **Transfer and purchase**

The Company may at any time before 30 November 2008, (subject to the provisions of the Companies Act) without obtaining the sanction of the holder or holders of the Deferred Shares:

(a) appoint any person to execute on behalf of any holder of Deferred Shares a transfer of all of the Deferred Shares or any part thereof (and/or an agreement to purchase and transfer the same) to the Company or to such person as the Directors may determine (whether or not an officer of the Company), and purchase the same in any

case for not more than one penny for all the Deferred Shares then being purchased; and

(b) cancel all or any of the Deferred Shares so purchased by the Company in accordance with the Companies Act.

(7) **Deletion of Article 127 when no Deferred Shares in existence**

Article 127 shall remain in force until there are no longer any B Shares or Deferred Shares in existence, notwithstanding any provision in the Articles to the contrary. Thereafter Article 127 shall be and shall be deemed to be of no effect (save to the extent that the provisions of this Article 127 are referred to in any other Article) and shall be deleted and replaced with the wording 'Article 127 has been deleted', and the separate register for the holders of Deferred shares shall no longer be required to be maintained by the Company; but the validity of anything done under Article 127 before that date shall not otherwise be affected and any actions taken under Article 127 before that date shall be conclusive and shall not be open to challenge on any grounds whatsoever.

BOLD BLACK CAPITALS

88(2)

RECEIVED

2007 JUL 15 P 12:41

Return of Allotment of Shares

CHFP083

Company Number	**137013**
Company name in full	**SMITHS GROUP PLC**
	1 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	6	6	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	931	3,466	6,310
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	612.00p	608.00p	645.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

	Class of shares allotted	Number alloted
Name Address Postcode		
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] **Date** 06/06/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road London NW11 8DS
Tel: 020 8457 8435 Fax: 020 8201 8041
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	6	6	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	34,568	22,788	18,250
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	554.00p	525.00p	704.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 06/06/07

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

BLOCK CAPITALS

88(2)

CHFPO83

Return of Allotment of Shares

Company Number: 137013

Company name in full: SMITHS GROUP PLC

3 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	Day	Month	Year
From	6	6	2007
To			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,284		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	798.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address PLEASE SEE ATTACHED SCHEDULE Postcode	Class of shares allotted Ordinary	Number allotted 95,597
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **95,597**

Please enter the number of continuation sheet(s) (if any) attached to this form : 7

Signed Assistant [signature] **Date** 06/06/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if *available*, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

Title	Forname(s)	Surname	Address				Post Code	Shares
MR	RICHARD BRUCE	ABBOTT	18 BETTERIDGE DRIVE	ROWNHAMS	SOUTHAMPTON	HAMPSHIRE	SO16 8LE	62
MR	BRIAN	AKEHURST	16 PEGASUS WAY	EAST GRINDSTEAD	WEST SUSSEX		RH19 3NW	159
MR	BRIAN	AKEHURST	16 PEGASUS WAY	EAST GRINDSTEAD	WEST SUSSEX		RH19 3NW	62
MR	RALPH CHARLES	ALLAN	SARUM 8 STRINGERS CLOSE	RODBOROUGH	STROUD	GLOS	GL5 3RB	861
MR	RALPH CHARLES	ALLAN	SARUM 8 STRINGERS CLOSE	RODBOROUGH	STROUD	GLOS	GL5 3RB	131
MR	RALPH CHARLES	ALLAN	SARUM 8 STRINGERS CLOSE	RODBOROUGH	STROUD	GLOS	GL5 3RB	95
MR	RALPH CHARLES	ALLAN	SARUM 8 STRINGERS CLOSE	RODBOROUGH	STROUD	GLOS	GL5 3RB	62
MR	MARK PAUL	AMANDINI	6 LARCH WAY	BURSLEDON	SOUTHAMPTON	HAMPSHIRE	SO31 8HU	2,157
MR	COLIN	AMOS	1 OAKCROFT CLOSE	ST LEONARDS PARK	GLOUCESTER	GLOS	GL4 6NU	12
MR	RAJ	BADIANI	83 READ WAY	BISHOPS CLEEVE	CHELTENHAM	GLOS	GL52 8EL	159
MR	RAJ	BADIANI	83 READ WAY	BISHOPS CLEEVE	CHELTENHAM	GLOS	GL52 8EL	25
MR	DAVID	BARKER	23 HULBERT CLOSE	SWINDON VILLAGE	CHELTENHAM	GLOS	GL51 9RJ	318
MR	DAVID	BARKER	23 HULBERT CLOSE	SWINDON VILLAGE	CHELTENHAM	GLOS	GL51 9RJ	62
MR	DAVID	BARKER	23 HULBERT CLOSE	SWINDON VILLAGE	CHELTENHAM	GLOS	GL51 9RJ	657
MR	SIMON	BENTLEY	73 ATHOL ST SOUTH	BURNLEY	LANCS		BB11 4PA	1,642
MR	DUNCAN PHILIP	BERRY	50 RIVELANDS ROAD	SWINDON VILLAGE	CHELTENHAM	GLOS	GL51 9RF	125
MR	DUNCAN PHILIP	BERRY	50 RIVELANDS ROAD	SWINDON VILLAGE	CHELTENHAM	GLOS	GL51 9RF	159
MR	EDWARD SEAN	BILLINGTON	12 RUNNYMEDE	UP HATHERLEY	CHELTENHAM	GLOS	GL51 3RJ	471
MR	EDWARD SEAN	BILLINGTON	12 RUNNYMEDE	UP HATHERLEY	CHELTENHAM	GLOS	GL51 3RJ	431
MR	EDWARD SEAN	BILLINGTON	12 RUNNYMEDE	UP HATHERLEY	CHELTENHAM	GLOS	GL51 3RJ	328
MR	EDWARD SEAN	BILLINGTON	12 RUNNYMEDE	UP HATHERLEY	CHELTENHAM	GLOS	GL51 3RJ	125
MR	DAVID MICHAEL	BLOWER	83 WILKES ROAD	CODSALL	WOLVERHAMPTON		WV8 1SF	328
MRS	SHARON ANN	BONDSFIELD	144 PITMORE ROAD	ALLBROOK	EASTLEIGH	HAMPSHIRE	SO50 4LT	95
MRS	SHARON ANN	BONDSFIELD	144 PITMORE ROAD	ALLBROOK	EASTLEIGH	HAMPSHIRE	SO50 4LT	25
MRS	SHARON ANN	BONDSFIELD	144 PITMORE ROAD	ALLBROOK	EASTLEIGH	HAMPSHIRE	SO50 4LT	86
MS	JULIE	BRETTELL	9 KENSINGTON AVENUE	CHELTENHAM	GLOUCESTERSHIRE		GL50 2NQ	608
MR	ROBERT	BROWN	22 HESTERSWAY ROAD	CHELTENHAM	GLOUCESTERSHIRE		GL52 0DA	63
MR	THOMAS	BROWN	THE FALLS	THE REDDINGS	LYDBROOK	GLOS	GL17 9SX	943
MR	THOMAS	BROWN	THE FALLS	THE REDDINGS	LYDBROOK	GLOS	GL17 9SX	647
MR	THOMAS NOEL	BROWN	89 LILLIESFIELD AVENUE	BARNWOOD	GLOUCESTER	GLOS	GL3 3AH	159
MR	THOMAS NOEL	BROWN	89 LILLIESFIELD AVENUE	BARNWOOD	GLOUCESTER	GLOS	GL3 3AH	125
MR	KEVIN MICHAEL	BRYANT	11 ELGIN CLOSE	FAREHAM	HAMPSHIRE		PO15 6AW	127
MR	KEVIN MICHAEL	BRYANT	11 ELGIN CLOSE	FAREHAM	HAMPSHIRE		PO15 6AW	87
MR	DARYL JOHN	BURFORD	RED HOUSE	THE SCOWLES	COLEFORD	GLOS	GL16 8QT	159
MRS	CAROL ANN	BURGESS	29 MERCURY GARDENS	HAMBLE	SOUTHAMPTON	HAMPSHIRE	SO31 4NZ	313
MR	DAVID PAUL	CARPENTER	34 THE CORNFIELD	BISHOPS CLEEVE	CHELTENHAM	GLOS	GL52 7YQ	345
MR	PETER WILLIAM	COCKLE	61 SWAYTHLING ROAD	WEST END	SOUTHAMPTON	HAMPSHIRE	SO30 3AG	50
MRS	LYNETTE JEAN	COOKE	3 SNOWSHILL DRIVE	BISHOPS CLEEVE	CHELTENHAM	GLOS	GL52 8SY	286
MRS	ALICE KATHLEEN	DAVIES	2 HAWTHORNE DRIVE	WOODMANCOTE	CHELTENHAM	GLOS	GL52 4RN	2,157
MR	GRAHAM GEORGE	DAVIES	SHALOM	MAY HILL	LONGHOPE	GLOS	GL17 0NP	227
MR	LARRY MICHAEL	DAVIES	2 HAWTHORN DRIVE	WOODMANCOTE	CHELTENHAM	GLOS	GL52 9RN	1,725
MR	PHILIP REGINALD	DAVIES	72 BLENHEIM DRIVE	BREDON	TEWKESBURY	GLOS	GL20 7QQ	776
MR	PHILIP REGINALD	DAVIES	72 BLENHEIM DRIVE	BREDON	TEWKESBURY	GLOS	GL20 7QQ	1,051
MR	ALAN JOHN	DAVIS	9 PENNY CLOSE	LONGLEVENS	GLOS		GL2 0NP	376
MR	ALAN JOHN	DAVIS	9 PENNY CLOSE	LONGLEVENS	GLOS		GL2 0NP	516
MR	ALAN JOHN	DAVIS	9 PENNY CLOSE	LONGLEVENS	GLOS		GL2 0NP	393
MR	ALAN JOHN	DAVIS	9 PENNY CLOSE	LONGLEVENS	GLOS		GL2 0NP	158

MR	ALAN JOHN	DAVIS	9 PENNY CLOSE	LONGLEVENS	GLOS			GL2 0NP	50
MR	DAVID CHARLES	DAWKINS	6 GREENWAY	WOODMANCOTE	CHELTENHAM	GLOS		GL52 9HU	283
MR	DAVID CHARLES	DAWKINS	6 GREENWAY	WOODMANCOTE	CHELTENHAM	GLOS		GL52 9HU	50
MR	DAVID CHARLES	DAWKINS	6 GREENWAY	WOODMANCOTE	CHELTENHAM	GLOS		GL52 9HU	345
MR	DAVID CHARLES	DAWKINS	6 GREENWAY	WOODMANCOTE	CHELTENHAM	GLOS		GL52 9HU	286
MR	ROGER	DAY	ALTONA	THE TYTHINGS	NEWENT	GLOS		GL18 1QQ	318
MR	ROGER	DAY	ALTONA	THE TYTHINGS	NEWENT	GLOS		GL18 1QQ	187
MISS	JULIE CLARE	DEBONIS	27 NOTTINGHAM RD	BISHOPS CLEEVE	CHELTENHAM	GLOS		GL52 8BS	187
MR	RONALD LESLIE	DENSON	7 KENILWORTH ROAD	PERTON	WOLVERHAMPTON			WV6 7PJ	111
MR	RONALD LESLIE	DENSON	7 KENILWORTH ROAD	PERTON	WOLVERHAMPTON			WV6 7PJ	43
MR	MALCOLM PHILIP	DIPLOCK	FAIRWAYS	IVETSEY BANK ROAD	BISHOPSWOOD	STAFFS		ST19 9AE	328
MR	MALCOLM PHILIP	DIPLOCK	FAIRWAYS	IVETSEY BANK ROAD	BISHOPSWOOD	STAFFS		ST19 9AE	159
MR	MALCOLM PHILIP	DIPLOCK	FAIRWAYS	IVETSEY BANK ROAD	BISHOPSWOOD	STAFFS		ST19 9AE	62
MR	ALAN JAMES	DIVER	3 NOYCE DRIVE	FAIR OAK	EASTLEIGH	HAMPSHIRE		SO50 7LT	345
MR	ALAN JAMES	DIVER	3 NOYCE DRIVE	FAIR OAK	EASTLEIGH	HAMPSHIRE		SO50 7LT	262
MR	ALAN JAMES	DIVER	3 NOYCE DRIVE	FAIR OAK	EASTLEIGH	HAMPSHIRE		SO50 7LT	159
MR	ALAN JAMES	DIVER	3 NOYCE DRIVE	FAIR OAK	EASTLEIGH	HAMPSHIRE		SO50 7LT	62
MR	MARTIN IAN	DURRANT	10 RUSSET CLOSE	BREDON	TEWKESBURY	GLOS		GL20 7EQ	127
MR	MARTIN IAN	DURRANT	10 RUSSET CLOSE	BREDON	TEWKESBURY	GLOS		GL20 7EQ	125
MR	PAUL	DWIGHT	1 WULFRIC CLOSE	PENKRIDGE	STAFFORDSHIRE			ST19 5EW	31
MR	PAUL	DWIGHT	1 WULFRIC CLOSE	PENKRIDGE	STAFFORDSHIRE			ST19 5EW	31
MR	LEE	ELLEN	33 ST CHRISTOPHER DRIVE	WEDNESBURY	WEST MIDLANDS			WS10 0GE	238
MR	LEE	ELLEN	33 ST CHRISTOPHER DRIVE	WEDNESBURY	WEST MIDLANDS			WS10 0GE	93
MR	DAVID ROGER	EVANS	5 AINTREE ROAD	FORDHOUSES	WOLVERHAMPTON			WV10 6PT	1,725
MR	MELVYN JOSEPH	EVANS	25 WESTERN HILL ROAD	LITTLE BECKFORD	TEWKESBURY	GLOS		GL20 7AJ	1,314
MR	MELVYN JOSEPH	EVANS	25 WESTERN HILL ROAD	LITTLE BECKFORD	TEWKESBURY	GLOS		GL20 7AJ	159
MR	DARRON PAUL	FARLEY	65 WHITE OAK DRIVE	FINCHFIELD	WOLVERHAMPTON			WV3 9AQ	62
MR	JAMES ROBERT	FAUBEL	116 MERLIN DRIVE	QUEDGLEY	GLOUCESTER	GLOS		GL2 4NL	187
MR	WILLIAM	FEIGHERY	9 MARTINDALE ROAD	CHURCHDOWN	GLOUCESTER	GLOS		GL3 2DN	215
MR	WILLIAM	FEIGHERY	9 MARTINDALE ROAD	CHURCHDOWN	GLOUCESTER	GLOS		GL3 2DN	164
MR	WILLIAM	FEIGHERY	9 MARTINDALE ROAD	CHURCHDOWN	GLOUCESTER	GLOS		GL3 2DN	79
MR	WILLIAM	FEIGHERY	9 MARTINDALE ROAD	CHURCHDOWN	GLOUCESTER	GLOS		GL3 2DN	31
MR	DAVID	FRUIN	THE GRANARY	SILVERSTONE FARM	DRYBROOK	GLOUCESTER	GLOS	GL17 9BP	125
MR	STEVEN JEFFREY	FURNIVAL	37 MOSS STREET	LOSTOCK HALL	PRESTON			PR5 5BJ	182
MR	KEVIN	GEORGE	20 HOLLIS ROAD	HATHERLEY	CHELTENHAM	GLOS		GL51 6JJ	254
MR	MICHAEL DAVID	GILES	23 CHAPEL ROAD	SARISBURY GREEN	SOUTHAMPTON	HAMPSHIRE		SO31 7FB	345
MR	MICHAEL DAVID	GILES	23 CHAPEL ROAD	SARISBURY GREEN	SOUTHAMPTON	HAMPSHIRE		SO31 7FB	328
MR	MELVYN DENIS	GILL	'KENTON'	54 CHELTENHAM ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOS	GL52 8LY	191
MR	STEPHEN JOHN	GILLMAN	43 SPITFIRE WAY	HAMBLE	SOUTHAMPTON	HAMPSHIRE		SO31 4RT	2,354
MR	RICHARD NEIL	GOODALL	63 COTTESWOLD ROAD	GLOUCESTER	GLOS			GL4 6RH	238
MRS	KAREN GAIL	GORING	OVERBROOK	MILL STREET	PRESTBURY	CHELTENHAM	GLOS	GL52 3BG	125
MR	RICHARD REGINALD	GREGG	9 OAKHURST CLOSE	CHURCHDOWN	GLOUCESTER	GLOS		GL3 2SS	1,314
MR	KEVIN JOHN	GREGORY	118 DONCASTER ROAD	EASTLEIGH	HAMPSHIRE			SO50 5QN	62
MR	GEOFFREY	GRIGGS	59 BURSLEDON ROAD	HEDGE END	SOUTHAMPTON	HAMPSHIRE		SO30 0BP	112
MRS	HELEN LOUISE	GYNN	14 JENNINGS ORCHARD	WOODMANCOTE	CHELTENHAM	GLOS		GL52 9HL	318
MRS	HELEN LOUISE	GYNN	14 JENNINGS ORCHARD	WOODMANCOTE	CHELTENHAM	GLOS		GL52 9HL	125
MISS	LOUISE ALEXANDRA	HAMILTON	4 CHETLAND CROFT	SOLIHULL	WEST MIDLANDS			B92 0PT	328
MISS	LOUISE ALEXANDRA	HAMILTON	4 CHETLAND CROFT	SOLIHULL	WEST MIDLANDS			B92 0PT	62

MRS	VIVIEN ANN	HARDING	11 ST MICHAELS AVENUE	BISHOPS CLEEVE	CHELTENHAM	GLOS		GL52 8NX	258
MRS	VIVIEN ANN	HARDING	11 ST MICHAELS AVENUE	BISHOPS CLEEVE	CHELTENHAM	GLOS		GL52 8NX	127
MR	JASON JOHN	HARRIS	39 ST MARGARETS ROAD	EVESHAM	WORCS			WR11 6GD	657
MS	EMMA	HARRISON	25 CAMPION PARK	UP HATHERLEY	CHELTENHAM			GL51 3WA	37
MR	PAUL TREVOR	HARTLEY	9 MORETON CLOSE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8AW	238
MR	PAUL TREVOR	HARTLEY	9 MORETON CLOSE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8AW	125
MR	RICHARD CHARLES	HODGES	DECKLANDS	ABBOTS ROAD	TEWKESBURY	GLOS		GL20 5TF	63
MR	RICHARD CHARLES	HODGES	DECKLANDS	ABBOTS ROAD	TEWKESBURY	GLOS		GL20 5TF	25
MR	NEIL	HODGSON	7 HOLLIN FOLD	BLACKO	NELSON	LANCS		BB9 6LW	313
MR	DAVID IAN	HOLDEN	229 MANCHESTER RD	BURNLEY	LANCS			BB11 4NN	1,314
MR	DAVID IAN	HOLDEN	229 MANCHESTER RD	BURNLEY	LANCS			BB11 4NN	159
MR	BRYAN	HOLDER	31 IDONIA ROAD	PERTON	WOLVERHAMPTON	SOUTH STAFFS		WV6 7NQ	127
MR	BRYAN	HOLDER	31 IDONIA ROAD	PERTON	WOLVERHAMPTON	SOUTH STAFFS		WV6 7NQ	50
MR	RAYMOND FREDERICK	HOLLAND	3 ADWALTON ROAD	PERTON	WOLVERHAMPTON			WV6 7SH	191
MR	RAYMOND FREDERICK	HOLLAND	3 ADWALTON ROAD	PERTON	WOLVERHAMPTON			WV6 7SH	112
MR	MARK	HOLTER	25 CAMPION COURT	UP HATHERLEY	CHELTENHAM	GLOUCESTERSHIRE		GL51 3WA	63
MR	MARK	HOLTER	25 CAMPION COURT	UP HATHERLEY	CHELTENHAM	GLOUCESTERSHIRE		GL51 3WA	25
MR	PAUL RICHARD	HOOKER	27 BULLFINCH ROAD	ABBEYDALE	GLOUCESTER	GLOS		GL4 4WX	63
MR	PAUL RICHARD	HOOKER	27 BULLFINCH ROAD	ABBEYDALE	GLOUCESTER	GLOS		GL4 4WX	62
MR	KEITH ANDREW	HOPKINS	FIR VIEW	32A CHURCH ROAD	CINDERFORD	GLOS		GL14 2EA	431
MR	KEITH ANDREW	HOPKINS	FIR VIEW	32A CHURCH ROAD	CINDERFORD	GLOS		GL14 2EA	328
MR	KEITH ANDREW	HOPKINS	FIR VIEW	32A CHURCH ROAD	CINDERFORD	GLOS		GL14 2EA	159
MR	KEITH ANDREW	HOPKINS	FIR VIEW	32A CHURCH ROAD	CINDERFORD	GLOS		GL14 2EA	62
MR	STEPHEN COLIN	HOWARD	23 CONFERENCE DRIVE	LOCKS HEATH	SOUTHAMPTON	HAMPSHIRE		SO31 6WP	262
MR	STEPHEN COLIN	HOWARD	23 CONFERENCE DRIVE	LOCKS HEATH	SOUTHAMPTON	HAMPSHIRE		SO31 6WP	127
MR	STEPHEN COLIN	HOWARD	23 CONFERENCE DRIVE	LOCKS HEATH	SOUTHAMPTON	HAMPSHIRE		SO31 6WP	50
MR	LEIGH	HUDSON	176 BROWNSIDE RD	BURNLEY	LANCS			BB10 3JW	477
MR	LEIGH	HUDSON	176 BROWNSIDE RD	BURNLEY	LANCS			BB10 3JW	50
MR	LEIGH	HUDSON	176 BROWNSIDE RD	BURNLEY	LANCS			BB10 3JW	394
MR	JOHN EDWARD	HUNT	THE ORCHARD	39 ANDREW PLACE	HILL HEAD	FAREHAM	HAMPSHIRE	PO14 3QA	238
MR	JOHN EDWARD	HUNT	THE ORCHARD	39 ANDREW PLACE	HILL HEAD	FAREHAM	HAMPSHIRE	PO14 3QA	219
MR	DAVID JOHN	HUTTON	14B WINCHESTER WAY	WARDEN HILL	CHELTENHAM	GLOS		GL51 5HA	87
MR	DAVID JOHN	HUTTON	14B WINCHESTER WAY	WARDEN HILL	CHELTENHAM	GLOS		GL51 5HA	517
MR	DAVID JOHN	HUTTON	14B WINCHESTER WAY	WARDEN HILL	CHELTENHAM	GLOS		GL51 5HA	254
MR	DAVID JOHN	HUTTON	14B WINCHESTER WAY	WARDEN HILL	CHELTENHAM	GLOS		GL51 5HA	262
MRS	JILL BERNICE	ILES	62 ROMAN HACKLE AVENUE	WYMANS BROOK	CHELTENHAM	GLOS		GL50 4ST	159
MRS	JILL BERNICE	ILES	62 ROMAN HACKLE AVENUE	WYMANS BROOK	CHELTENHAM	GLOS		GL50 4ST	125
MR	STEVEN PETER	JACKSON	66 LEIGH ROAD	EASTLEIGH	SOUTHAMPTON	HAMPSHIRE		SO50 9DT	431
MR	STEVEN PETER	JACKSON	66 LEIGH ROAD	EASTLEIGH	SOUTHAMPTON	HAMPSHIRE		SO50 9DT	328
MR	STEVEN PETER	JACKSON	66 LEIGH ROAD	EASTLEIGH	SOUTHAMPTON	HAMPSHIRE		SO50 9DT	159
MR	BARRY DAVID	JANAWAY	5 BROOK ROAD	FAIR OAK	EASTLEIGH	HAMPSHIRE		SO50 7AZ	254
MR	STEPHEN JOHN	JONES	34 CUMBERLAND CRES	CHELTENHAM	GLOUCESTERSHIRE			GL51 8AL	131
MR	VINCENT NEIL	JONES	145 TUFFLEY AVENUE	GLOUCESTER	GLOS			GL1 5NP	2,157
MR	DAVID KENNADY	KEELING	NORTH FIELD FARM	ASHTON UNDER HILL	EVESHAM	WORCS		WR11 6SH	862
MR	DAVID KENNADY	KEELING	NORTH FIELD FARM	ASHTON UNDER HILL	EVESHAM	WORCS		WR11 6SH	187
MR	CHARLES PETER	KERRIGAN	FLEDGLINGS	MANOR ROAD	ECKINGTON	NR PERSHORE	WORCS	WR10 3BH	560
MR	CHARLES PETER	KERRIGAN	FLEDGLINGS	MANOR ROAD	ECKINGTON	NR PERSHORE	WORCS	WR10 3BH	159
MR	PETER ROBIN	KNIGHT	32 SELWYN GARDENS	BOYATT WOOD	EASTLEIGH	HAMPSHIRE		SO50 4PX	62

MR	JOHN ANTHONY	LAWSON	60 THE MOORINGS	PENDLE WAY	BURNLEY	LANCS		BB12 0TF	95
MR	JOHN ANTHONY	LAWSON	60 THE MOORINGS	PENDLE WAY	BURNLEY	LANCS		BB12 0TF	62
MR	JOHN ANTHONY	LAWSON	60 THE MOORINGS	PENDLE WAY	BURNLEY	LANCS		BB12 0TF	262
MRS	KAREN JOSEPHINE	LAWSON	174 IGHTENHILL PARK LANE	BURNLEY	LANCS			BB12 0LT	62
MRS	PAULINE MARJORIE	LAWSON	60 THE MOORINGS	PENDLE WAY	LANCS			BB12 0TF	159
MRS	PAULINE MARJORIE	LAWSON	60 THE MOORINGS	PENDLE WAY	LANCS			BB12 0TF	62
MRS	PAULINE MARJORIE	LAWSON	60 THE MOORINGS	PENDLE WAY	LANCS			BB12 0TF	328
MR	MAURICE FREDERICK	LAWTON	32 BALDRINE PARK	BALDRINE	ISLE OF MAN			IM4 6DB	638
MR	MAURICE FREDERICK	LAWTON	32 BALDRINE PARK	BALDRINE	ISLE OF MAN			IM4 6DB	125
MR	STEPHEN PAUL	LEWIS	30 QUEENS ROAD	CALF HEATH	WOLVERHAMPTON			WV10 7DT	1,078
MR	STEPHEN PAUL	LEWIS	30 QUEENS ROAD	CALF HEATH	WOLVERHAMPTON			WV10 7DT	156
MR	SIMON JEREMY	LINACRE	9 MILLHOUSE DRIVE	WYMANS BROOK	CHELTENHAM	GLOS		GL50 4RG	1,294
MR	SIMON JEREMY	LINACRE	9 MILLHOUSE DRIVE	WYMANS BROOK	CHELTENHAM	GLOS		GL50 4RG	318
MR	DAVID JOHN	LLEWELLYN	7 WHEATSHEAF DRIVE	BISHOPS CLEEVE	CHELTENHAM	GLOS		GL52 7YS	318
MRS	DAWN JACQUELINE	LLEWELLYN	7 WHEATSHEAF DRIVE	BISHOPS CLEEVE	CHELTENHAM	GLOS		GL52 8YS	191
MRS	DAWN JACQUELINE	LLEWELLYN	7 WHEATSHEAF DRIVE	BISHOPS CLEEVE	CHELTENHAM	GLOS		GL52 8YS	112
MR	MALCOLM LEONARD	MACEY	139 BISHOPS ROAD	ITCHEN	SOUTHAMPTON	HAMPSHIRE		SO19 2FF	131
MR	MALCOLM LEONARD	MACEY	139 BISHOPS ROAD	ITCHEN	SOUTHAMPTON	HAMPSHIRE		SO19 2FF	25
MR	BRENDAN DAVID	MAHON	3 PURCELL ROAD	CHURCHDOWN	GLOUCESTER	GLOS		GL3 1LU	175
MR	LAWRENCE JOHN	MAKER	26 TICKLEFORD DRIVE	SHOLING	SOUTHAMPTON	HAMPSHIRE		SO19 9AU	172
MR	SALIM	MAMOOJEE	9 LINDEN CLOSE	PRESTBURY	CHELTENHAM	GLOS		GL52 3DX	159
MR	SALIM	MAMOOJEE	9 LINDEN CLOSE	PRESTBURY	CHELTENHAM	GLOS		GL52 3DX	125
MR	GRAHAM DAVID	MARKS	21 ELY CLOSE	LADYGROVE FARM	ABINGDON	OXFORDSHIRE		OX14 5PU	159
MR	GRAHAM DAVID	MARKS	21 ELY CLOSE	LADYGROVE FARM	ABINGDON	OXFORDSHIRE		OX14 5PU	62
MR	GAVIN JOSEPH	MARSH	6 HOLMESLAND LANE	BOTLEY	SOUTHAMPTON	HAMPSHIRE		SO30 2EH	796
MR	IAN JOHN	MARTIN	20 RICHARD CLOSE	LOCKS HEATH	SOUTHAMPTON	HAMPSHIRE		SO31 6LN	258
MR	IAN JOHN	MARTIN	20 RICHARD CLOSE	LOCKS HEATH	SOUTHAMPTON	HAMPSHIRE		SO31 6LN	262
MR	IAN JOHN	MARTIN	20 RICHARD CLOSE	LOCKS HEATH	SOUTHAMPTON	HAMPSHIRE		SO31 6LN	127
MR	IAN JOHN	MARTIN	20 RICHARD CLOSE	LOCKS HEATH	SOUTHAMPTON	HAMPSHIRE		SO31 6LN	50
MR	NICHOLAS LANCE	MASON	ANDHERI	WATERY LANE	KINSHAM	TEWKESBURY	GLOS	GL20 8HU	344
MR	HOWARD THOMAS	MAYOH	4 WHITEHOUSE WAY	WOODMANCOTE	CHELTENHAM	GLOS		GL52 4PR	125
MR	STEVEN JOHN	MCEVOY	33 FLEXFORD CLOSE	CHANDLERS FORD	EASTLEIGH	HAMPSHIRE		SO53 5RY	159
MR	STEVEN JOHN	MCEVOY	33 FLEXFORD CLOSE	CHANDLERS FORD	EASTLEIGH	HAMPSHIRE		SO53 5RY	62
MR	ALAN	MC-ILQUHAM	17 NOTTINGHAM ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOS		GL52 8BS	603
MR	ALAN	MC-ILQUHAM	17 NOTTINGHAM ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOS		GL52 8BS	50
MR	ROBERT JAMES	MEDDINGS	21 TEBWORTH CLOSE	PENDEFORD	WOLVERHAMPTON			WV9 5QX	79
MR	ROBERT JAMES	MEDDINGS	21 TEBWORTH CLOSE	PENDEFORD	WOLVERHAMPTON			WV9 5QX	37
MR	STEPHEN	MEDHURST	51 WOODMANCOTE HOUSE	WOODMANCOTE	CHELTENHAM	GLOUCESTERSHIRE		GL52 9RJ	796
MR	MICHAEL JOHN	MEREDITH	55 NEW BARN LANE	PRESTBURY	CHELTENHAM	GLOS		GL52 3LB	431
MR	MICHAEL JOHN	MEREDITH	55 NEW BARN LANE	PRESTBURY	CHELTENHAM	GLOS		GL52 3LB	985
MR	MICHAEL JOHN	MEREDITH	55 NEW BARN LANE	PRESTBURY	CHELTENHAM	GLOS		GL52 3LB	62
MR	ANDREW	METCALFE	54 ASPIN DRIVE	BURNLEY	LANCS			BB10 3FB	318
MR	ANDREW	METCALFE	54 ASPIN DRIVE	BURNLEY	LANCS			BB10 3FB	62
MR	ANDREW	METCALFE	54 ASPIN DRIVE	BURNLEY	LANCS			BB10 3FB	657
MRS	JOAN BARBARA	MILES	2 GALLOPS LANE	NOVERTON PARK	PRESTBURY	CHELTENHAM	GLOS	GL52 5SD	318
MRS	JOAN BARBARA	MILES	2 GALLOPS LANE	NOVERTON PARK	PRESTBURY	CHELTENHAM	GLOS	GL52 5SD	125
MR	TREVOR DAVID	MONCKTON	8 TALATON CLOSE	PENDEFORD	WOLVERHAMPTON			WV9 5LS	127
MR	TREVOR DAVID	MONCKTON	8 TALATON CLOSE	PENDEFORD	WOLVERHAMPTON			WV9 5LS	125

MR	TREVOR DAVID	MONCKTON	8 TALATON CLOSE	PENDEFORD	WOLVERHAMPTON			WV9 5LS	568
MR	JOHN	MORETON	11 COWLEY CLOSE	PENKRIDGE	STAFFS			ST19 5SX	431
MR	JOHN	MORETON	11 COWLEY CLOSE	PENKRIDGE	STAFFS			ST19 5SX	125
MR	ROY EDWARD	MORETON	16 ST MAWES ROAD	PERTON	WOLVERHAMPTON			WV6 7UN	398
MR	ROY EDWARD	MORETON	16 ST MAWES ROAD	PERTON	WOLVERHAMPTON			WV6 7UN	156
MR	ROBERT JOHN	MOXEY	38 ELMSIDE	BENGEWORTH	EVESHAM	WORCS		WR11 5DZ	414
MR	ROBERT JOHN	MOXEY	38 ELMSIDE	BENGEWORTH	EVESHAM	WORCS		WR11 5DZ	37
MR	STEPHEN JOHN	MUSTOE	64 WINDYRIDGE GARDENS	WYMANS BROOK	CHELTENHAM	GLOS		GL50 4SY	471
MR	STEPHEN JOHN	MUSTOE	64 WINDYRIDGE GARDENS	WYMANS BROOK	CHELTENHAM	GLOS		GL50 4SY	328
MR	STEPHEN JOHN	MUSTOE	64 WINDYRIDGE GARDENS	WYMANS BROOK	CHELTENHAM	GLOS		GL50 4SY	159
MR	STEPHEN JOHN	MUSTOE	64 WINDYRIDGE GARDENS	WYMANS BROOK	CHELTENHAM	GLOS		GL50 4SY	62
MR	WILLIAM JOSEPH HARRY	NAISH	77 ATHELSTAN ROAD	BITTERNE	SOUTHAMPTON	HAMPSHIRE		SO19 4DE	344
MR	WILLIAM JOSEPH HARRY	NAISH	77 ATHELSTAN ROAD	BITTERNE	SOUTHAMPTON	HAMPSHIRE		SO19 4DE	131
MR	WILLIAM JOSEPH HARRY	NAISH	77 ATHELSTAN ROAD	BITTERNE	SOUTHAMPTON	HAMPSHIRE		SO19 4DE	95
MR	WILLIAM JOSEPH HARRY	NAISH	77 ATHELSTAN ROAD	BITTERNE	SOUTHAMPTON	HAMPSHIRE		SO19 4DE	43
MR	IAN ROBERT	NEW	20 ASHLEA MEADOW	BISHOPS CLEEVE	CHELTENHAM	GLOS		GL52 7WG	191
MR	IAN ROBERT	NEW	20 ASHLEA MEADOW	BISHOPS CLEEVE	CHELTENHAM	GLOS		GL52 7WG	87
MR	IAN ANDREW	NUTTALL	27 HAWORTH ST	OSWALDTWISTLE	LANCS			BB5 3EA	345
MR	IAN ANDREW	NUTTALL	27 HAWORTH ST	OSWALDTWISTLE	LANCS			BB5 3EA	262
MR	IAN ANDREW	NUTTALL	27 HAWORTH ST	OSWALDTWISTLE	LANCS			BB5 3EA	127
MR	IAN ANDREW	NUTTALL	27 HAWORTH ST	OSWALDTWISTLE	LANCS			BB5 3EA	62
MR	ANDREW MARK	OAKEY	8 RODNEY CLOSE	LONGLEVENS	GLOUCESTER	GLOS		GL2 9DG	657
MR	STEVEN PAUL	O'CONNOR	21 NORTENHAM CLOSE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 7YG	2,157
MR	STEVEN KENNETH	OLIVER	2 MIRFIELD CLOSE	PENDEFORD	WOLVERHAMPTON			WV9 5RW	313
MR	BENJAMIN ANDREW	ORGAN	67 STANWICK GARDENS	WYMANS BROOK	CHELTENHAM	GLOS		GL51 9LF	568
MR	BENJAMIN ANDREW	ORGAN	67 STANWICK GARDENS	WYMANS BROOK	CHELTENHAM	GLOS		GL51 9LF	31
MR	BENJAMIN ANDREW	ORGAN	67 STANWICK GARDENS	WYMANS BROOK	CHELTENHAM	GLOS		GL51 9LF	431
MR	JIM	OSMAN	44 UPPER ST HELENS ROAD	HEDGE END	SOUTHAMPTON	HAMPSHIRE		SO30 0LH	172
MR	JIM	OSMAN	44 UPPER ST HELENS ROAD	HEDGE END	SOUTHAMPTON	HAMPSHIRE		SO30 0LH	328
MR	GARY THOMAS	PALMER	19 STREAMSIDE	TUFFLEY	GLOUCESTER	GLOS		GL4 2OA	318
MR	GARY THOMAS	PALMER	19 STREAMSIDE	TUFFLEY	GLOUCESTER	GLOS		GL4 2OA	93
MR	STEPHEN	PENNY	5 HULBERT CLOSE	SWINDON VILLAGE	CHELTENHAM	GLOS		GL51 9RJ	222
MR	STEPHEN	PENNY	5 HULBERT CLOSE	SWINDON VILLAGE	CHELTENHAM	GLOS		GL51 9RJ	137
MR	MARTIN HOWARD	PITT	WHITETHORN COTTAGE	DURLEY BROOK ROAD	DURLEY	SOUTHAMPTON	HAMPSHIRE	SO32 2AR	1,294
MR	MICHAEL JOHN	PLANT	26 BROMLEY GARDENS	CODSALL	WOLVERHAMPTON			WV8 1BE	431
MR	MICHAEL JOHN	PLANT	26 BROMLEY GARDENS	CODSALL	WOLVERHAMPTON			WV8 1BE	62
MRS	SALLY ANN	POCKETT	144 BROOKLYN ROAD	CHELTENHAM	GLOS			GL51 8DY	431
MRS	STELLA RUTH	POPE	FAIRVIEW 1 SUNNYCROFT CLOSE	BISHOPS CLEEVE	CHELTENHAM	GLOS		GL52 8AU	63
MRS	STELLA RUTH	POPE	FAIRVIEW 1 SUNNYCROFT CLOSE	BISHOPS CLEEVE	CHELTENHAM	GLOS		GL52 8AU	100
MRS	STELLA RUTH	POPE	FAIRVIEW 1 SUNNYCROFT CLOSE	BISHOPS CLEEVE	CHELTENHAM	GLOS		GL52 8AU	394
MR	DAVID JOHN	PRICE	27 GREENWAY	WOODMANCOTE	CHELTENHAM	GLOS		GL52 4HU	470
MR	DAVID JOHN	PRICE	27 GREENWAY	WOODMANCOTE	CHELTENHAM	GLOS		GL52 4HU	430
MR	DAVID JOHN	PRICE	27 GREENWAY	WOODMANCOTE	CHELTENHAM	GLOS		GL52 4HU	328
MR	DAVID JOHN	PRICE	27 GREENWAY	WOODMANCOTE	CHELTENHAM	GLOS		GL52 4HU	158
MR	DAVID JOHN	PRICE	27 GREENWAY	WOODMANCOTE	CHELTENHAM	GLOS		GL52 4HU	62
MR	IAN GEORGE	RAMSAY	11 PULLEN COURT	GOTHERINGTON	CHELTENHAM			GL52 9HE	431
MR	IAN GEORGE	RAMSAY	11 PULLEN COURT	GOTHERINGTON	CHELTENHAM			GL52 9HE	328
MR	IAN GEORGE	RAMSAY	11 PULLEN COURT	GOTHERINGTON	CHELTENHAM			GL52 9HE	159

MR	IAN GEORGE	RAMSAY	11 PULLEN COURT	GOTHERINGTON	CHELTENHAM			GL52 9HE	62
MR	GRAHAM PETER	REEVES	LINDEN HOUSE	5 MOOREND GLADE	CHARLTON KINGS	CHELTENHAM	GLOS	GL53 9AT	159
MR	GRAHAM PETER	REEVES	LINDEN HOUSE	5 MOOREND GLADE	CHARLTON KINGS	CHELTENHAM	GLOS	GL53 9AT	62
MR	TRACY	RICHINGS	14 BAFFORD APPROACH	CHARLTON KINGS	CHELTENHAM	GLOS		GL53 9HP	605
MR	TRACY	RICHINGS	14 BAFFORD APPROACH	CHARLTON KINGS	CHELTENHAM	GLOS		GL53 9HP	682
MR	TRACY	RICHINGS	14 BAFFORD APPROACH	CHARLTON KINGS	CHELTENHAM	GLOS		GL53 9HP	75
MR	MARK ALISTER	RIDDICK	3 WOODGATE CLOSE	BARNWOOD	GLOUCESTER	GLOS		GL4 3TN	31
MR	MARK ALISTER	RIDDICK	3 WOODGATE CLOSE	BARNWOOD	GLOUCESTER	GLOS		GL4 3TN	12
MR	MARK ALISTER	RIDDICK	3 WOODGATE CLOSE	BARNWOOD	GLOUCESTER	GLOS		GL4 3TN	98
MR	COLIN	ROBERTS	47 NOTTINGHAM ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOS		GL52 4BS	313
MR	KEVIN GEORGE	ROGERS	56 RADSTOCK WAY	MARSTHAM	REDHILL			RH1 3NG	191
MR	KEVIN GEORGE	ROGERS	56 RADSTOCK WAY	MARSTHAM	REDHILL			RH1 3NG	125
MR	KEVIN ROBERT	ROGERS	25 COURTIERS DRIVE	BISHOPS CLEEVE	CHELTENHAM	GLOS		GL52 8NU	431
MR	KEVIN ROBERT	ROGERS	25 COURTIERS DRIVE	BISHOPS CLEEVE	CHELTENHAM	GLOS		GL52 8NU	229
MR	KEVIN ROBERT	ROGERS	25 COURTIERS DRIVE	BISHOPS CLEEVE	CHELTENHAM	GLOS		GL52 8NU	95
MR	KEVIN ROBERT	ROGERS	25 COURTIERS DRIVE	BISHOPS CLEEVE	CHELTENHAM	GLOS		GL52 8NU	62
MR	KEVIN	SELBY	24 WARD ROAD	HATHERLEY	CHELTENHAM	GLOS		GL51 6JW	100
MR	KEVIN	SELBY	24 WARD ROAD	HATHERLEY	CHELTENHAM	GLOS		GL51 6JW	197
MRS	KIMBERLEY JANE	SHEPPARD	4 ACACIA CLOSE	PRESTBURY	CHELTENHAM	GLOS		GL52 3EQ	253
MRS	KIMBERLEY JANE	SHEPPARD	4 ACACIA CLOSE	PRESTBURY	CHELTENHAM	GLOS		GL52 3EQ	25
MRS	KIMBERLEY JANE	SHEPPARD	4 ACACIA CLOSE	PRESTBURY	CHELTENHAM	GLOS		GL52 3EQ	95
MR	JOHN NICHOLAS WILLIAM	SLENDER	39 MEDOC CLOSE	WYMANS BROOK	CHELTENHAM	GLOS		GL50 4SP	328
MR	JOHN NICHOLAS WILLIAM	SLENDER	39 MEDOC CLOSE	WYMANS BROOK	CHELTENHAM	GLOS		GL50 4SP	159
MR	JOHN NICHOLAS WILLIAM	SLENDER	39 MEDOC CLOSE	WYMANS BROOK	CHELTENHAM	GLOS		GL50 4SP	62
MR	ASHLEY DAVID	SMITH	21 BODENHAM FIELD	ABBEYMEAD	GLOUCESTER	GLOS		GL4 5TS	159
MR	ASHLEY DAVID	SMITH	21 BODENHAM FIELD	ABBEYMEAD	GLOUCESTER	GLOS		GL4 5TS	62
MR	ASHLEY DAVID	SMITH	21 BODENHAM FIELD	ABBEYMEAD	GLOUCESTER	GLOS		GL4 5TS	985
MR	PAUL ANTHONY	SMITH	30 FLECKERS DRIVE	HATHERLEY	CHELTENHAM	GLOS		GL51 3BD	25
MRS	SUSAN	SMITH	30 FLECKERS DRIVE	HATHERLEY	CHELTENHAM	GLOS		GL51 3BD	95
MRS	SUSAN	SMITH	30 FLECKERS DRIVE	HATHERLEY	CHELTENHAM	GLOS		GL51 3BD	50
MR	ROBERT	STAYT	66 THE CORNFIELDS	BISHOPS CLEEVE	CHELTENHAM	GLOS		GL52 8YQ	2,157
MR	CHARLES LLOYD	STENNETT	6 DRAYTON CLOSE	SWINDON VILLAGE	CHELTENHAM	GLOS		GL51 9QB	79
MR	CHARLES LLOYD	STENNETT	6 DRAYTON CLOSE	SWINDON VILLAGE	CHELTENHAM	GLOS		GL51 9QB	31
MR	RAYMOND JOSEPH	STONE	16 PYKE ROAD	NEWTOWN	TEWKESBURY	GLOS		GL20 8DX	471
MR	RAYMOND JOSEPH	STONE	16 PYKE ROAD	NEWTOWN	TEWKESBURY	GLOS		GL20 8DX	431
MR	RAYMOND JOSEPH	STONE	16 PYKE ROAD	NEWTOWN	TEWKESBURY	GLOS		GL20 8DX	328
MR	RAYMOND JOSEPH	STONE	16 PYKE ROAD	NEWTOWN	TEWKESBURY	GLOS		GL20 8DX	159
MR	RAYMOND JOSEPH	STONE	16 PYKE ROAD	NEWTOWN	TEWKESBURY	GLOS		GL20 8DX	62
MR	RAYMOND JOSEPH	STONE	16 PYKE ROAD	NEWTOWN	TEWKESBURY	GLOS		GL20 8DX	582
MR	RAYMOND JOSEPH	STONE	16 PYKE ROAD	NEWTOWN	TEWKESBURY	GLOS		GL20 8DX	568
MISS	JACQUELINE HELEN	SUTTON	FLAT 1	87 SHURDINGTON ROAD	CHELTENHAM	GLOS		GL53 0JQ	318
MISS	JACQUELINE HELEN	SUTTON	FLAT 1	87 SHURDINGTON ROAD	CHELTENHAM	GLOS		GL53 0JQ	62
MISS	JACQUELINE HELEN	SUTTON	FLAT 1	87 SHURDINGTON ROAD	CHELTENHAM	GLOS		GL53 0JQ	657
MR	RICHARD MICHAEL	TAMPLIN	94 FOXTAIL WAY	WIMBLEBURY	CANNOCK CHASE	STAFFS		WS12 2FY	187
MR	ANDREW	TAYLOR	16 CUMBRIAN WAY	BURNLEY	LANCS			BB12 8UF	63
MR	ANDREW	TAYLOR	16 CUMBRIAN WAY	BURNLEY	LANCS			BB12 8UF	25
MR	ANDREW	TAYLOR	16 CUMBRIAN WAY	BURNLEY	LANCS			BB12 8UF	131
MR	CHRISTOPHER JOHN	TAYLOR	1 MANOR PARK	LONGLEVENS	GLOUCESTER	GLOS		GL2 0HG	517

MR	RICHARD GORDON ANDREW	TAYLOR	NO1 THE FARRIERS	SEDGEBERROW	EVESHAM	WORCS	WR11 7UY	159
MR	RICHARD GORDON ANDREW	TAYLOR	NO1 THE FARRIERS	SEDGEBERROW	EVESHAM	WORCS	WR11 7UY	62
MR	MICHAEL ERNEST	TURNER	5 BARRY ROAD	BITTERNE	SOUTHAMPTON	HAMPSHIRE	SO19 5LQ	79
MR	MICHAEL ERNEST	TURNER	5 BARRY ROAD	BITTERNE	SOUTHAMPTON	HAMPSHIRE	SO19 5LQ	164
MR	SIMON GEORGE	WAKEMAN	66 NETHERWOOD GARDENS	CHELTENHAM	GLOS		GL51 8LG	159
MR	SIMON GEORGE	WAKEMAN	66 NETHERWOOD GARDENS	CHELTENHAM	GLOS		GL51 8LG	93
MR	JAMES CYRIL	WASHBROOK	9 THE MOORINGS	PENDEFORD	WOLVERHAMPTON		WV9 5QJ	431
MR	JAMES CYRIL	WASHBROOK	9 THE MOORINGS	PENDEFORD	WOLVERHAMPTON		WV9 5QJ	657
MR	JAMES CYRIL	WASHBROOK	9 THE MOORINGS	PENDEFORD	WOLVERHAMPTON		WV9 5QJ	318
MR	DAVID ERNEST	WEAVER	27 WEDGWOOD DRIVE	LONGLEVENS	GLOUCESTER	GLOS	GL2 0AD	431
MR	JONATHAN DUNCAN BURNETT	WHITE	8 MERLIN CLOSE	CHELTENHAM	GLOS		GL53 0NF	431
MR	JONATHAN DUNCAN BURNETT	WHITE	8 MERLIN CLOSE	CHELTENHAM	GLOS		GL53 0NF	197
MR	JONATHAN DUNCAN BURNETT	WHITE	8 MERLIN CLOSE	CHELTENHAM	GLOS		GL53 0NF	159
MR	JONATHAN DUNCAN BURNETT	WHITE	8 MERLIN CLOSE	CHELTENHAM	GLOS		GL53 0NF	87
MR	IAN ROY	WILBRAHAM	17 JARDINE DRIVE	BISHOPS CLEEVE	CHELTENHAM	GLOS	GL52 8XQ	471
MR	IAN ROY	WILBRAHAM	17 JARDINE DRIVE	BISHOPS CLEEVE	CHELTENHAM	GLOS	GL52 8XQ	517
MR	IAN ROY	WILBRAHAM	17 JARDINE DRIVE	BISHOPS CLEEVE	CHELTENHAM	GLOS	GL52 8XQ	459
MR	IAN ROY	WILBRAHAM	17 JARDINE DRIVE	BISHOPS CLEEVE	CHELTENHAM	GLOS	GL52 8XQ	95
MR	IAN ROY	WILBRAHAM	17 JARDINE DRIVE	BISHOPS CLEEVE	CHELTENHAM	GLOS	GL52 8XQ	349
MR	IAN ROY	WILBRAHAM	17 JARDINE DRIVE	BISHOPS CLEEVE	CHELTENHAM	GLOS	GL52 8XQ	455
MR	ALAN MICHAEL	WILLIAMS	4 ROMAN ROAD	CHELTENHAM	GLOS		GL51 8AA	62
MR	PAUL DAVID	WILLIS	18 CLIFFE AVENUE	HAMBLE	SOUTHAMPTON	HAMPSHIRE	SO31 4LJ	79
MR	IAN	WINSTANLEY	221 HINKLER ROAD	THORNHILL	SOUTHAMPTON	HAMPSHIRE	SO19 6GE	95
MR	IAN	WINSTANLEY	221 HINKLER ROAD	THORNHILL	SOUTHAMPTON	HAMPSHIRE	SO19 6GE	37
MR	STEPHEN RICHARD	WOOLGER	5 CUMBERLAND ROAD	WOODSIDE	LONDON		SE25 4RE	159
MR	STEPHEN MARK	WRIGHT	35 THOMAS STOCK GARDENS	ABBEYMEAD	GLOUCESTER	GLOS	GL4 5GH	398
								95,597

88(2)

RECEIVED

2007 JUL 16 P 12:51

CHFPO83

Return of Allotment of Shares

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,024	1,635	2,031
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	554.00p	525.00p	704.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 04/07/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

Return of Allotment of Share:

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	2 of 2

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	798.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (*List joint share allotments consecutively*)

Shareholder details		Shares and share class allotted	
Name Address Postcode	PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted Ordinary	Number allotted 6,690
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted **TOTAL**	Number allotted **6,690**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ________ Date 04/07/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

Title	Forname(s)	Surname	Address				Post Code	Shares Allotted
MR	JONATHAN JAMES	AMPHLETT	33 GRANGE AVENUE	WORCESTER	WORCESTERSHIRE		WR3 7QB	127
MISS	LISA JANE	ANDREWS	10 SOUTH EAST ROAD	SOUTHAMPTON	HAMPSHIRE		SO19 8TQ	63
MR	JONATHAN	ASTLEY	7 MARTHAM DRIVE	WOLVERHAMPTON	WEST MIDLANDS		WV6 8AL	62
MR	JOHN WILLIAM	DAVIES	3 PEACH ROAD	WILLENHALL	WEST MIDLANDS		WV12 5UQ	145
MR	GARY	HALL	24 BROWNLOW AVENUE	SOUTHAMPTON	HAMPSHIRE		SO19 7BY	356
MR	CRAIG	HANNAH	69 MANSFIELD CRESCENT	BRIERFIELD	NELSON	LANCASHIRE	BB9 5RU	110
MR	KEVIN THOMAS	HICKEY	11 CORVETTE AVENUE	WARSASH	SOUTHAMPTON	HAMPSHIRE	SO31 9AN	159
MRS	NICOLA JANE	HICKEY	11 CORVETTE AVENUE	WARSASH	SOUTHAMPTON	HAMPSHIRE	SO31 9AN	95
MR	PHILLIP DAVID	HICKS	94 BRIONNE WAY	LONGLEVENS	GLOUCESTER	GLOUCESTERSHIRE	GL2 0TN	157
MR	BARRY	LEACH	16 BIBURY ROAD	CHELTENHAM	GLOUCESTERSHIRE		GL51 6BD	1411
MR	CHRISTOPHER PAUL	LINES	7 LITTLE STOKE LANE	LITTLE STOKE	BRISTOL	AVON	BS12 6HR	415
MR	ROYSTON MARTIN	PAYNE	31 SPENCER CLOSE	HUCCLECOTE	GLOUCESTER	GLOUCESTERSHIRE	GL3 3EA	187
MR	CHRISTIAN JAMES	PICKERING	25 ENGLAND AVENUE	BLACKBURN	LANCASHIRE		BB2 4FD	946
MR	KENNETH JOHN	REED	28 STOCKEN CLOSE	HUCCLECOTE	GLOUCESTER	GLOUCESTERSHIRE	GL3 3UL	1042
MR	SELWYN ALEXANDER	ROETON	11 BROADWAY	CODSALL	WOLVERHAMPTON	WEST MIDLANDS	WV8 2EL	354
MR	STEWART PERCY	ROWE	25 SULLIVAN WAY	WATERLOOVILLE	HAMPSHIRE		PO7 5UY	95
MR	LYNDON DAVID	TURNER	44 SUNNYBANK ROAD	HALIFAX	WEST YORKSHIRE		HX2 8RL	322
MR	MARK	WALSH	29 OAKWOOD CLOSE	BURNLEY	LANCASHIRE		BB10 2DY	68
MR	KEVAN	WATKINS	8 SPRINGFIELD	TEWKESBURY	GLOUCESTERSHIRE		GL20 8EP	159
MR	KEITH ANTHONY	WEST	104 TWO HEDGES ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8AF	417
								6,690

BOLD BLACK CAPITALS

88(2)

RECEIVED

2007 JUL 16 P 3:04

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	04	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	11,067	7,870	
Nominal value of each share	37.5p	37.5p	
Amount (if any) paid or due on each share *(including any share premium)*	1026.66p	1103.92p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 18,937
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 18,937

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 06/07/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/AL/17362	Tel: 01903 833874
DX number	DX exchange

88(2)

RECEIVED

2007 JUL 15 P 12:54

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	03	07	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,404	6,517	
Nominal value of each share	37.5p	37.5p	
Amount (if any) paid or due on each share *(including any share premium)*	896.5p	1103.92p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	9,921
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	9,921

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 06/07/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/AL/17364	Tel: 01903 833874
DX number	DX exchange

BOLD BLOCK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	15,000	16,500	
Nominal value of each share	37.5p	37.5p	
Amount (if any) paid or due on each share *(including any share premium)*	654.00p	669.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 31,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **31,500**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 20/07/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC/TK/17237	Tel: 01903 833570
DX number	DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,000		
Nominal value of each share	37.5p		
Amount (if any) paid or due on each share *(including any share premium)*	896.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited a/c ESOS part ID 142CN Address: 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 8,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **8,000**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ____________________ **Date** ____________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC/ KC/E17252	Tel: 01903 833874
DX number	DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	26	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,669		
Nominal value of each share	37.5p		
Amount (if any) paid or due on each share *(including any share premium)*	896.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Des: ESOS Part. ID: 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate, London	Ordinary	7,669
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**7,669**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 02/07/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/DM/17207 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,500		
Nominal value of each share	37.5p		
Amount (if any) paid or due on each share *(including any share premium)*	896.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited, Desig. ESOS Part ID 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate, London	Ordinary	3,500
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**3,500**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 02/07/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/SP/E17154	Tel: 01903 833874
DX number	DX exchange

RECEIVED

2007 JUL 16 P 12:54

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	20	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,000		
Nominal value of each share	37.5p		
Amount (if any) paid or due on each share *(including any share premium)*	896.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited, Desig. ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 4,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **4,000**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] Date 22/06/2007

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/SP/E17097 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

RECEIVED

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,041		
Nominal value of each share	37.5p		
Amount (if any) paid or due on each share *(including any share premium)*	1103.92p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited, Desig. ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 5,041
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **5,041**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 21/06/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/SP/E17062	Tel: 01903 833874
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

CHFPO83

Return of Allotment of Shares

Company Number 137013

Company name in full SMITHS GROUP PLC

Page 1 of 4

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	18,500	26,500	3,420
Nominal value of each share	37.5p	37.5p	37.5p
Amount (if any) paid or due on each share *(including any share premium)*	654p	669p	750p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 3

Signed [signature] Date 21/06/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/CAS/E17049	Tel: 01903 833262
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Page 2 of 4

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,235	12,000	6,115
Nominal value of each share	37.5p	37.5p	37.5p
Amount (if any) paid or due on each share *(including any share premium)*	765p	774p	790p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed Assistant [signature] **Date** 21/06/07

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/CAS/E17049	Tel: 01903 833262
DX number	DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	12,500	8,898	40,000
Nominal value of each share	37.5p	37.5p	37.5p
Amount (if any) paid or due on each share *(including any share premium)*	806p	858.5p	896.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] **Date** 21/06/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/CAS/E17049	Tel: 01903 833262
DX number	DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	18	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	13,250	2,205	
Nominal value of each share	37.5p	37.5p	
Amount (if any) paid or due on each share *(including any share premium)*	901p	934p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 147,623
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **147,623**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 21/06/07

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/CAS/E17049	Tel: 01903 833262
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

RECEIVED

2007 JUL 16 P 12:54

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	13,000	4,000	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	896.50p	901.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited, Desig. ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 17,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **17,000**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant Date 12/06/2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager /~~ receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC/SP/E16865	Tel: 01903 833874
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares): Page 1 of 2

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	06	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,600	8,500	8,250
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	669.00p	774.00p	896.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate, London	Ordinary	25,242
UK Postcode EC2R 6DA		

Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**25,242**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] Date 08/06/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/SJK/E16817 Tel: 01903 833262
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares): Page 2 of 2

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,892		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	901.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 08/06/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/SJK/E16817 Tel: 01903 833262
DX number DX exchange

88(2)

RECEIVED

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,041		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	1103.92p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 5,041
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **5,041**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 08/06/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/LB/E16777 Tel: 01903 833874
DX number DX exchange

88(2)

RECEIVED

2007 JUL 15 P 12:54

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 4

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	30,000	33,500	10,066
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654.00p	669.00p	750.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Des: ESOS Part. ID: 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	133,672
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	**133,672**

Please enter the number of continuation sheet(s) (if any) attached to this form : 3

Signed ______________________ **Date** ______________________

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/DM/16750 Tel: 01903 833874
DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

2 of 4

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	11,738	4,500	7,261
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	765.00p	774.00p	790.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] [signature] **Date** 06/06/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP/EXEC/DM/16750	Tel: 01903 833874
DX number	DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

3 of 4

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	04	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,464	14,250	6,750
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	858.50p	896.50p	901.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 06/06/07

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP/EXEC/DM/16750	Tel: 01903 833874
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

CHFPO83

Return of Allotment of Shares

Company Number 137013

Company name in full SMITHS GROUP PLC

4 of 4

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	04	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,143		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	934.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 06/06/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/DM/16750 Tel: 01903 833874
DX number DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,750	12,000	5,750
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	774p	896.5p	901p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Des: ESOS Part. ID: 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 22,360
Name Deborah Jane Davis Address 17 Whitethorn Drive, Prestbury, Cheltenham, Gloucestershire UK Postcode GL52 5LL	Class of shares allotted Ordinary	Number allotted 1,140
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **23,500**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 06/06/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP/EXEC/DM/16726	Tel: 01903 833874
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	31	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	9,000	3,778	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654p	806p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Desig. ESOS Part Id 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 12,788
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **12,788**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] Date 04/06/07

~~A director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC/SP/E16697	Tel: 01903 833874
DX number	DX exchange

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,500	5,600	2,080
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654.0p	669.0p	750.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 3

Signed Assistant [signature] Date 04/06/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/ELA/16614 Tel: 01903 833874

DX number DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	Page 2 of 4

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	29	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,895	2,286	3,500
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	765.0p	790.0p	806.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] **Date** 04/06/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/ELA/16614 Tel: 01903 833874

DX number DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	Page 3 of 4

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,817	7,750	5,750
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	858.5p	896.5p	901.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees (*List joint share allotments consecutively*)

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 04/06/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/ELA/16614 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	29	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,477		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	934.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees (*List joint share allotments consecutively*)

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited (Desig:- ESOS; Part ID:- 142CN)	Class of shares allotted	Number allotted
Address 20 Moorgate, London	Ordinary	35,655
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**35,655**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed Assistant [signature] **Date** 04/06/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC/ELA/16614	Tel: 01903 833874
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
25	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	896.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Desig: ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 3,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **3,000**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] Date 04/06/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/JL/16591	Tel: 01903 833874
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

CHFP083

Return of Allotment of Shares

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	30,000	33,500	44,500
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654.00p	669.00p	774.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 198,402
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **198,402**

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] [signature] **Date** 04/06/07

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/AL/16549	Tel: 01903 833874
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Page 2 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	12,152	25,500	27,000
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	790.00p	806.00p	896.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Asinki [signature] **Date** 04/06/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / r~~eceiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/AL/16549	Tel: 01903 833874
DX number	DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC
	Page 3 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	25,750		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	901.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed Assistant [signature] Date 04/06/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC/AL/16549	Tel: 01903 833874
DX number	DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	50,000	5,086	4,843
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	669.00p	750.00p	765.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 04/06/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC/E16525	Tel: 01903 833874
DX number	DX exchange

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	Page 2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	23	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,887	4,443	3,814
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	790p	858.50p	934.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 73,073
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **73,073**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 04/06/07

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS	THE CAUSEWAY
WORTHING WEST SUSSEX	BN99 6DA
ESP-EXEC/E16525	Tel: 01903 833874
DX number	DX exchange

CHFPO83

Return of Allotment of Shares

Company Number 137013

Company name in full SMITHS GROUP PLC

Page 1 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	21	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,000	33,500	3,800
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654.00p	669.00p	750.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be reated as paid up

Consideration for which he shares were allotted
This information must be supported by he duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate, London	Ordinary	72,125
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed Assistant [signature] **Date** 04/06/07

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/ARM/E16488 Tel: 01903 833208

DX number DX exchange

BOLD BLOCK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,349	7,500	3,907
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	765.00p	774.00p	790.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode EC2R 6DA	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] [signature] Date 04/06/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/ARM/E16488	Tel: 01903 833208
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Page 3 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	05	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,319	6,750	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	858.50p	896.50p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode EC2R 6DA	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **72,125**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed Assistant [signature] **Date** 04/06/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/ARM/E16488	Tel: 01903 833208
DX number	DX exchange

88(2)

CHFPO83

Return of Allotment of Shares

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	06	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,909	8,467	5,298
Nominal value of each share	~~25p~~ 37.5p	~~25p~~ 37.5p	~~25p~~ 37.5p
Amount (if any) paid or due on each share *(including any share premium)*	612.00p	608.00p	645.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	**Shares and share class allotted**	
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 20/06/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From			To		
Day	Month	Year	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	37,391	23,998	32,742
Nominal value of each share	~~25p~~ 37.5p	~~25p~~ 37.5p	~~25p~~ 37.5p
Amount (if any) paid or due on each share *(including any share premium)*	554.00p	525.00p	704.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number alloted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 20/06/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

88(2)

CHFPO83

Return of Allotment of Share:

Company Number: 137013

Company name in full: SMITHS GROUP PLC

3 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	19,685		
Nominal value of each share	~~25p~~ 37.5p		
Amount (if any) paid or due on each share *(including any share premium)*	798.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name Address Postcode	PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted Ordinary	Number allotted 130,490
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted **TOTAL**	Number allotted **130,490**

Please enter the number of continuation sheet(s) (if any) attached to this form : 6

Signed Assistant [signature] Date 20/06/07

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

Title	Forname(s)	Surname	Address					Post Code	Shares Allotted
MR	DAVID	ABBOTT	2 BOMFORD HILL	HARLEY GOOD ACRE	WORCESTER	WORCESTERSHIRE		WR4 0PW	318
MR	MARK ALBERT ANTONY	ALFORD	23 DARK LANE	SWINDON VILLAGE	CHELTENHAM	GLOUCESTERSHIRE		GL51 9RN	505
MR	STEPHEN	ALLT	35 COTFORD ROAD	MAYPOLE	BIRMINGHAM	WEST MIDLANDS		B14 5JJ	37
MR	BRYAN GEORGE	ANDREWS	25 THOMPSON DRIVE	LECKHAMPTON	CHELTENHAM	GLOUCESTERSHIRE		GL53 0PJ	156
MR	JAMES MICHAEL	ARCHER	74 TOBYFIELD ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8PH	2,157
MR	GREGORY WILLIAM	ATTFIELD	24 THE WHEATLANDS	PERTON	WOLVERHAMPTON	WEST MIDLANDS		WV6 7XP	1,284
MR	MATTHEW ELLIOT	AUSTIN	75 NETTLETON ROAD	CHELTENHAM	GLOUCESTERSHIRE			GL51 6NR	431
MR	ALAISTAIR SCOTT	BACKX	35 ST PATRICKS CLOSE	FOUR POOLS	EVESHAM	WORCESTERSHIRE		WR11 6TW	187
MR	IAN	BAKER	30 MOULDER ROAD	TEWKESBURY	GLOUCESTERSHIRE			GL20 8EE	62
MR	WILLIAM HARRY	BALDI	60 COLT STEAD	NEW ASH GREEN	DARTFORD	KENT		DA3 8LN	285
MRS	MARILYN	BALDWIN	1 WHEATSHEAF DRIVE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 4YS	394
MR	NEIL GORDON	BALFOUR	28 ALKERTON ROAD	EASTINGTON	STONEHOUSE	GLOUCESTERSHIRE		GL10 3BJ	125
MR	BRIAN	BARKER	25 INGLEHIRST ROAD	BURNLEY	LANCASHIRE			BB11 5DY	313
MR	MICHAEL RAYMOND	BARNETT	61 SYDNEY AVENUE	HAMBLE	SOUTHAMPTON	HAMPSHIRE		SO31 4JQ	221
DR	FRANK	BEAVEN	7 SYCAMORE ROAD	HYTHE	SOUTHAMPTON	HAMPSHIRE		SO45 5EH	100
MR	PAUL DENZIL	BECK	28 PEVERIL ROAD	DOUGLAS	ISLE OF MAN			IM2 6JG	266
MR	SCOTT JAMES	BECKETT	28 FIELDFARE	ABBEYDALE	GLOUCESTER	GLOUCESTERSHIRE		GL4 4WF	318
MR	ERIC KINGSTON	BEVAN	TRELJAH FARM	GLEN MAYE	PEEL	ISLE OF MAN		IM5 3AY	75
MR	JONATHAN MARCUS	BEVAN	ROSE COTTAGE	KINSHAM	BREDON	TEWKESBURY	GLOUCESTERSHIRE	GL20 8HP	431
MS	MELANIE JANE	BIGGS	14 BENNETT CLOSE	DAVENTRY	NORTHAMPTONSHIRE			NN11 9NS	636
MR	ALAN	BIRD	28 CLINGAN ROAD	BOURNEMOUTH	DORSET			BH6 5PY	159
MR	ANDREW MARK	BISHOP	16 BAFFORD APPROACH	CHELTENHAM	GLOUCESTERSHIRE			GL53 9HP	2,157
MR	ANDREW	BLACKBURN	33 KINGSLEA ROAD	SOLIHULL	WEST MIDLANDS			B91 1TQ	189
MR	TONI ANDREW	BLAKE	32 READ WAY	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8EL	759
MR	DOUGLAS JAMES	BOLD	39 CHOSEN DRIVE	CHURCHDOWN	GLOUCESTER	GLOUCESTERSHIRE		GL3 2QS	132
MRS	JAYNE LOUISE	BONNER	68A ST WHITES RD	CINDERFORD	GLOUCESTERSHIRE			GL14 3ES	568
MR	RICHARD	BOWMAN	16 THE FINCHES	GREET	CHELTENHAM	GLOUCESTERSHIRE		GL54 5NR	62
MR	TIMOTHY	BOWYER	103 COLMAN AVENUE	PERRY HALL	WEDNESFIELD	WOLVERHAMPTON	WEST MIDLANDS	WV11 3RU	549
MR	ROGER	BREGANT	42 BALLAKERMEEN DRIVE	DOUGLAS	ISLE OF MAN			IM1 4HS	100
MR	DAVID ANDREW	BRETT	THE HAWTHORNS	STOKE ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8RH	254
MRS	KAY	BRETT	THE HAWTHORNS	STOKE ROAD	BISHOPS CLEEVE	CHELTENHAM	LANCASHIRE	GL52 8RH	63
MR	EDWARD	BRIGGS	17 ANDELEN CLOSE	HAPTON	LANCASHIRE			BB11 5QZ	394
MR	STEPHEN	BROGAN	11 MONMOUTH ROAD	SMETHWICK	WEST MIDLANDS			B67 5EF	796
MR	GERALD PETER	BROWN	14 HEAP STREET	BURNLEY	LANCASHIRE			BB10 1RL	354
MR	KENNETH PETER JAMES	BRYANT	24 MUSTANG AVENUE	WHITELEY	FAREHAM	HAMPSHIRE		PO15 7EN	125
MS	CAROL	BULL	29 BEAUCHAMP AVENUE	DEAL	KENT			CT14 9EZ	382
MR	MICHAEL HALDON	BURDEN	39 HARTSLADE	LICHFIELD	STAFFORDSHIRE			WS14 9RH	1,346
MR	MICK	CALDICOTT	11 AUSTIN CLOSE	BIRMINGHAM	WEST MIDLANDS			B27 6SQ	125
MR	DAVID JOHN	CAMM	21 CLOCKHOUSE AVENUE	BURNLEY	LANCASHIRE			BB10 2SU	227
MR	MATTHEW	CAMM	21 CLOCKHOUSE AVENUE	BURNLEY	LANCASHIRE			BB10 2SU	50
MR	DEREK GEORGE	CAMPBELL	8 WHADDON WAY	TUFFLEY	GLOUCESTER	GLOUCESTERSHIRE		GL4 0QD	284
MR	STEPHEN	CAMPBELL	16 CAERNARVON AVENUE	BURNLEY	LANCASHIRE			BB12 6BD	867
MR	CRAIG	CANN	17 TALL PINES	WILDWOOD	STAFFORD	STAFFORDSHIRE		ST17 4QF	62
MR	MICHAEL WILLIAM	CANVIN	4 PINEWAY	THE PINES	GLOUCESTER	GLOUCESTERSHIRE		GL4 4AE	443
MR	ANDREW	CARLISLE	12 ST PAULS STREET NORTH	CHELTENHAM	GLOUCESTERSHIRE			GL50 4AQ	125
MR	JOHN PATRICK	CASS	26 BELLFIELD	PIXTON WAY	CROYDON	SURREY		CR0 9JW	431
MR	ANDREW ROBERT	CHAPMAN	16 KINGSWAY	LOWER DARWEN	DARWEN	LANCASHIRE		BB3 0RF	100
MR	GARRY PAUL	CLARKE	21 COPPER BEECH DRIVE	WOMBOURNE	STAFFORDSHIRE			WV5 0LH	159
MRS	SUZANNE CLARE	CLEMENTS	29 RYEWORTH ROAD	CHARLTON KINGS	CHELTENHAM	GLOUCESTERSHIRE		GL52 6LG	1,445
MR	ANDREW	CLEVERLEY	27 LIMBER HILL	WYMANS BROOK	CHELTENHAM	GLOUCESTERSHIRE		GL50 4RJ	62

MR	MARTIN JAMES	CLIFFORD	41 BAFFORD APPROACH	CHARLTON KINGS	CHELTENHAM	GLOUCESTERSHIRE		GL53 9JF	1,164
MR	SIMON PETER	COBB	158 CRANMORE BOULEVARD	SHIRLEY	SOLIHULL	WEST MIDLANDS		B90 4RT	113
MR	ANDREW DAVID	COCKERILL	138 ULVERLEY GREEN ROAD	SOLIHULL	WEST MIDLANDS			B92 8AA	1,085
MRS	KAY FRANCES	COLLINS	37 DOWNIE ROAD	BILBROOK	WOLVERHAMPTON	WEST MIDLANDS		WV8 1JE	2,157
MR	MARTIN ROY	COLLINS	NOYNA	HOLLYHEAD ROAD	KINGSWOOD	WOLVERHAMPTON	WEST MIDLANDS	WV7 3AN	313
MR	JAMES ANTONY	COMERY	GREENACRE	GREENLANE	ASPLEY GUISE	MILTON KEYNES	BUCKINGHAMSHIRE	MK18 8EN	313
MR	GRANT JOHN	COOK	40 CHURCH ROAD	LOCKS HEATH	SOUTHAMPTON	HAMPSHIRE		SO31 6LT	715
MR	PAUL WILLIAM	COOPER	45 BENDON WAY	RAINHAM	GILLINGHAM	KENT		ME8 0EW	157
MRS	GEORGINA	COTTON	THE GAYTE HOUSE	5 SWILGATE ROAD	TEWKESBURY	GLOUCESTERSHIRE		GL20 5PQ	95
MR	MALCOLM RICHARD	COX	5 WHITEBEAM ROAD	HEDGE END	SOUTHAMPTON	HAMPSHIRE		SO30 0PY	154
MR	GRAHAM ANTHONY	CRAGG	FERN LEA HOUSE	TOWNLEYSIDE	BURNLEY	LANCASHIRE		BB11 3QT	237
MR	BEN SAMUEL ANDREW	CREED	LYNDHURST	CENTRAL LYDBROOK	LYDBROOK	GLOUCESTERSHIRE		GL17 9SB	549
MRS	PAULINE ANN	CROSS	2 HOOPERS FARM	KINGS SOMBOURNE	STOCKBRIDGE	HAMPSHIRE		SO20 6QG	636
MISS	DEBORAH JOY	CULHAM	36 ABBOTS MEWS	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8UP	159
MRS	JANETTE	CURTIS-WILLIS	17 TANNERS ROAD	CHELTENHAM	GLOUCESTERSHIRE			GL51 7LJ	266
MRS	FLORENTINA	CUSTODIO	5 ROMAN WAY	CHERITON	FOLKESTONE	KENT		CT19 4JS	33
MR	PAUL MARTYN	DAFFURN	5 LEYSON ROAD	THE REDDINGS	CHELTENHAM	GLOUCESTERSHIRE		GL51 6RU	1,391
MS	LESLEY ANN	DANTER	UPLANDS COTTAGE	MYTHE ROAD	TEWKESBURY	GLOUCESTERSHIRE		GL20 6EA	1,152
MR	DAVID	DARBY	24 LANGSTONE ROAD	DUDLEY	WEST MIDLANDS			DY1 2NJ	328
MR	NICHOLAS	DARE	34 STARLING ROAD	TEWKESBURY	GLOUCESTERSHIRE			GL20 7TD	376
MR	GODFREY	DAVIES	487 BUSHBURY LANE	WOLVERHAMPTON	WEST MIDLANDS			WV10 8JX	313
MISS	KAREN	DAVIES	34 SCOTT ROAD	OLTON	SOLIHULL	WEST MIDLANDS		B92 7LS	317
MR	LAWRENCE PAUL	DAVIES	14 HAILWOOD AVENUE	GOVERNORS HILL	DOUGLAS	ISLE OF MAN		IM2 7AB	100
MR	DANIEL GILES	DAVIS	20 ROMAN HACKLE AVENUE	WYMANS BROOK	CHELTENHAM	GLOUCESTERSHIRE		GL50 4RF	751
MR	JAMES DOUGLAS	DAVIS	17A ERMIN STREET	BROCKWORTH	GLOUCESTER	GLOUCESTERSHIRE		GL3 4EG	742
MISS	LOUISE ANNE	DAY	24 LINWORTH ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8PB	328
MS	VANESSA ELEANOR	DEAKIN	4 GRANGE DRIVE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8LW	1,349
MR	MICHAEL	DEMAINE	12 CHURH STREET	BARROWFORD	NELSON	LANCASHIRE		BB9 6EE	62
MR	MICHAEL PHILIP	DEMPSEY	2 MOWBRAY AVENUE	STONEHILLS	TEWKESBURY	GLOUCESTERSHIRE		GL20 5FA	125
MR	STEWART	DEVEY	10 CHEPSTOW ROAD	FORDHOUSES	WOLVERHAMPTON	WEST MIDLANDS		WV10 6PR	221
MR	ALAN JOSEPH	DEXTER	SOUTH LODGE	POSTLIP	WINCHCOMBE	GLOUCESTERSHIRE		GL54 5AQ	657
MR	MICHAEL JOHN	DODD	GROUND FLOOR FLAT WEST	THE PRIORY	LANDSDOWN ROAD	CHELTENHAM	GLOUCESTERSHIRE	GL51 6QB	187
MR	NEIL EDWARD	DOOLEY	53 NAUNTON CRESCENT	LECKHAMPTON	CHELTENHAM	GLOUCESTERSHIRE		GL53 7BD	684
MRS	JENNIFER ANNE	DURIE	15 WAKEFIELD WAY	HYTHE	KENT			CT21 6HT	191
MR	GEOFFREY	DYBALL	6 MUSKET CLOSE	WALTON CARDIFF	TEWKESBURY	GLOUCESTERSHIRE		GL20 7QR	111
MR	PAUL ANTHONY	EADE	6 SELWYN GARDENS	BOYATT WOOD	EASTLEIGH	HAMPSHIRE		SO50 4PX	132
MR	RODGER DAVID	ELLIOTT	168 BROOKLYN GARDENS	ARLE	CHELTENHAM	GLOUCESTERSHIRE		GL51 8LW	1,405
MR	DARREN	ELLIS	7 PITFIELDS ROAD	OLDBURY	BIRMINGHAM	WEST MIDLANDS		B68 0RH	262
MR	DESMONDE LESLIE	EVANS	39 HAMPTON TOWERS	WESTON	SOUTHAMPTON	HAMPSHIRE		SO19 9PB	377
MR	HUGH NORMAN	EVANS	5 MANOR ROAD	SWINDON VILLAGE	CHELTENHAM	GLOUCESTERSHIRE		GL51 9RQ	409
MR	SEAN JOHN	EYLES	7 ACACIA PARK	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 7WH	187
DR	JOHN	FENTON	1 BLACKSMITHS CLOSE	SEDGEBERROW	EVESHAM	WORCESTERSHIRE		WR11 7UP	313
MR	PETER JOHN	FENTON	21 VALLEYSIDE	PELSALL	WALSALL	WEST MIDLANDS		WS3 4LL	354
MR	ANTHONY THOMAS	FENWICK	CAMELLIA	LOWER ROAD	TEMPLE EWELL	DOVER	KENT	CT16 3DX	538
MRS	TRACY ANNE	FERREIRA	3 MITTON WAY	TEWKESBURY	GLOUCESTERSHIRE			GL20 8AN	491
MR	VICTOR ROBERT	FISHER	70 BADSEY LANE	BENGEWORTH	EVESHAM	WORCESTERSHIRE		WR11 6BA	980
MR	BRIAN	FLOOD	4 OAK DRIVE	SUTTON COLDFIELD	BIRMINGHAM	WEST MIDLANDS		B23 5DQ	62
MR	IAN DAVID	FOX	17 FALLOWS ROAD	NORTHLEACH	CHELTENHAM	GLOUCESTERSHIRE		GL54 3QQ	157
MRS	JANE ANN	FRANKO	60 ROMNEY WAY	HYTHE	KENT			CT21 6PN	63
MR	PAUL RUSSELL	GARDNER	4726 108TH AVENUE NE	KIRKLAND	WA 98033	USA			238
MR	LAWRENCE	GARFIELD	WOODLANDS COTTAGE	MYNDE PARK	MUCH DEWCHURCH	HEREFORD	HEREFORDSHIRE	HR2 8DN	411
MR	WILLIAM	GARROD	7 MONTROSE CLOSE	BOTLEY	SOUTHAMPTON	HAMPSHIRE		SO30 2RJ	549

MR	IAN JAMES	GIBBINS	110 TWO HEDGES ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8AF	313
MR	ALAN STEVEN	GILCHRIST	1 DENBIGH ROAD	HATHERLEY	CHELTENHAM	GLOUCESTERSHIRE		GL51 5JW	1,137
MR	STEVEN	GILLEARD	43 LORD STREET	RISHTON	LANCASHIRE			BB1 4DU	200
MR	JAMES PHILIP	GLOVER	11 BERKELEY STREET	DOUGLAS	ISLE OF MAN			IM2 3QB	309
MR	ANDREW	GOCHER	14 PLOUZANE ROAD	PENCOED	BRIDGEND	MID GLAMORGAN		CF35 5LN	62
MR	BRYAN DAVID	GODWIN	11 BEVERLEY HEIGHTS	TOWNHILL PARK	SOUTHAMPTON	HAMPSHIRE		SO18 2DZ	94
MR	DAVID BAILLIE	GORDON	55 HARDWICK BANK ROAD	ASHCHURCH	TEWKESBURY	GLOUCESTERSHIRE		GL20 8RP	443
MR	MICHAEL JOHN	GRAHAM	100 WINDYRIDGE GARDENS	WYMANS BROOK	CHELTENHAM	GLOUCESTERSHIRE		GL50 4SZ	886
MR	ANTHONY JOHN	GREEN	11 GUPSHILL CLOSE	TEWKESBURY	GLOUCESTERSHIRE			GL20 5ST	187
MR	JAMES ANTHONY	GREENALL	14 BLUEBELL GROVE	BURNLEY	LANCASHIRE			BB11 5FA	50
MR	SIMON LANCE	GREENWOOD	23 PASTUREGATE	BURNLEY	LANCASHIRE			BB11 4DE	256
MR	JOHN ANDREW	GRIFFITH	55 THE MOORINGS	PENDLE WAY	BURNLEY	LANCASHIRE		BB12 0TP	482
MR	STEPHEN JOHN	HALL	7 DUNSTER ROAD	SPRINGBANK	CHELTENHAM	GLOUCESTERSHIRE		GL51 0LN	391
MR	KEVIN NICHOLAS	HANCOX	96A ROSEHILL STREET	CHELTENHAM	GLOUCESTERSHIRE			GL52 6SJ	2,157
MR	PAUL ANTHONY	HANSFORD	49 COLLEGE ROAD	WOOLSTON	SOUTHAMPTON	HAMPSHIRE		SO19 9GD	543
MISS	ANGELA	HANSON	82A RYEWORTH ROAD	CHARLTON KINGS	CHELTENHAM	GLOUCESTERSHIRE		GL52 6LT	477
MR	DAVID GERARD	HARDACRE	3 TELFORD STREET	BURNLEY	LANCASHIRE			BB12 0LQ	177
MR	NIGEL JOHN	HARDIMAN	AVONCROFT	BROADWAY ROAD	ASTON SOMMERVILLE	BROADWAY	WORCESTERSHIRE	WR12 7JF	394
MR	KIM	HARDY	11 BYRON AVENUE	PODSMEAD	GLOUCESTER	GLOUCESTERSHIRE		GL2 5AG	62
MR	MARTIN WILLIAM	HARDY	HULA HALE	OAK GARDENS	BREDON	TEWKESBURY	GLOUCESTERSHIRE	GL20 7LA	1,745
MR	ROGER CLARKE	HARRISON	DUNDAS	MAYHILL	RAMSEY	ISLE OF MAN		IM8 2HJ	382
MR	ERIC	HARTLEY	5 BEDFORDSHIRE AVENUE	BURNLEY	LANCASHIRE			BB12 6AE	100
MR	ADRIAN THOMAS	HEAFORD	92 LINDEN AVENUE	PRESTBURY	CHELTENHAM	GLOUCESTERSHIRE		GL52 3DS	652
MR	DARREN	HEATON	HARTRIE HOUSE	8 LYNDALE ROAD	HAPTON	BURNLEY	LANCASHIRE	BB11 5RD	796
MR	GERALD PATRICK	HENRY	78 PAGETS ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 4AG	431
MR	CLIVE EWART	HERBERT	119 CIRENCESTER ROAD	CHELTENHAM	GLOUCESTERSHIRE			GL53 8DB	421
MR	CHRIS	HEYHIRST	12 RUSKIN STREET	BURNLEY	LANCASHIRE			BB10 1HT	243
MR	TERENCE MICHAEL	HILL	9 POETS ROAD	BURNLEY	LANCASHIRE			BB12 6NR	165
MR	NICHOLAS JAMES	HINTON	62 MITRE ROAD	CHESLYN HAY	WALSALL	WEST MIDLANDS		WS6 7HL	685
MR	ALBERT	HOLDEN	40 OAK STREET	BURNLEY	LANCASHIRE			BB12 6RG	171
MR	STEPHEN RYAN	HOLDER	20 CLEEVELANDS AVENUE	CHELTENHAM	GLOUCESTERSHIRE			GL50 4PS	974
MR	LLOYD	HORNCHURCH	24 FOREST VIEW	BUCKSHAFT	CINDERFORD	GLOUCESTERSHIRE		GL14 3DP	100
MR	RAYMOND	HOWARTH	13 CECIL STREET	OSWALDTWISTLE	LANCASHIRE			BB5 3HF	439
MR	MICHAEL JOHN	HOWSE	28 COURTIERS DRIVE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8NU	1,706
MR	WILLIAM JOHN MICHAEL	HULL	15 GOLDEN MILLER ROAD	CHELTENHAM	GLOUCESTERSHIRE			GL50 4RD	62
MR	WILLIAM JAMES	HUNT	12 THORNTON ROAD	BURNLEY	LANCASHIRE			BB10 4HQ	221
MR	JOHN LEE	HUYTON	FLAT A 226 BRIERCLIFFE ROAD	BURNLEY	LANCASHIRE			BB10 2NZ	68
MR	ANTHONY RICHARD	JACKSON	109 MASONS PLACE	NEWPORT	SHROPSHIRE			TF10 7JU	125
MR	MARK SYDNEY	JACKSON	135 LONGFORD LANE	LONGLEVENS	GLOUCESTER	GLOUCESTERSHIRE		GL2 9HD	75
MR	RICHARD ANTHONY	JACKSON	109 MASONS PLACE	NEWPORT	SHROPSHIRE			TF10 7JU	187
MR	ANDREW	JEFFRIES	24 ALVERTON DRIVE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8TD	505
MR	JAMES	JESSIMAN	33 FOSTER STREET	CHORLEY	LANCASHIRE			PR6 0AY	113
MR	JULIAN MICHAEL	JOHNSON	10 CARTMELL CLOSE	HUGHHILL	WEST HOUGHTON	BOLTON	LANCASHIRE	BL3 4SS	200
MR	KEVIN	JOHNSTON	613 OLD LODE LANE	SOLIHULL	WEST MIDLANDS			B92 8LY	634
MR	DANIEL	JONES	7 BAKERS COURT	36B WRIGHTS ROAD	SOUTH NORWOOD	LONDON		SE25 6RX	318
MR	GLYN HUBERT	JONES	52 ALLEN ROAD	HEDGE END	SOUTHAMPTON	HAMPSHIRE		SO30 4EU	47
MR	PHILIP	JONES	496 WHALLEY OLD ROAD	BLACKBURN	LANCASHIRE			BB1 5QL	125
MR	TREVOR	JONES	28 MOSEDALE DRIVE	BURNLEY	LANCASHIRE			BB12 8UJ	313
MR	BRIAN NORMAN	KELLY	8 SEAVIEW ROAD	ONCHAN	ISLE OF MAN			IM3 4AH	254
MR	NICHOLAS	KENINGLEY	STONECUTTERS	SCALLOWS LANE	WEST WELLOW	ROMSEY	HAMPSHIRE	SO51 6DX	221
MR	TREVOR JOHN MARSHALL	KINVIG	2 OAKHILL CLOSE	DOUGLAS	ISLE OF MAN			IM2 6HT	2,157
MR	MARTIN	KIRKHAM	6 NOCTON ROAD	ALEXANDRA PARK	WROUGHTON	SWINDON	WILTSHIRE	SN4 0TS	243

MR	JOHN	KUCZERA	124 RUSSELL TERRACE	PADIHAM	BURNLEY	LANCASHIRE		BB12 7HD	202
MR	MICHAEL JOHN	LANGLEY	29 COLESBOURNE ROAD	BENHALL	CHELTENHAM	GLOUCESTERSHIRE		GL51 6DJ	95
MR	MARK ANGELO	LAWRENCE	23 CAERNARVON ROAD	HATHERLEY	CHELTENHAM	GLOUCESTERSHIRE		GL51 3JD	221
MR	STEPHEN	LEWIS	63 KINGSCOTE ROAD WEST	HATHERLEY	CHELTENHAM	GLOUCESTERSHIRE		GL51 6JP	94
MR	ALAN	LLOYD	1 LEVEN CLOSE	LONGLEVENS	GLOUCESTER	GLOUCESTERSHIRE		GL2 0AP	477
MRS	FIONA JANE	LLOYD	145 LONGFORD LANE	LONGLEVENS	GLOUCESTER	GLOUCESTERSHIRE		GL2 9HD	164
MR	BRIAN	LOUGHER	21 TEALL STREET	OSSETT	WAKEFIELD	WEST YORKSHIRE		WF1 0PA	821
MR	IAN	MACAULAY	FUSCHIA COTTAGE	SMEALE ROAD	ANDREAS	ISLE OF MAN		IM7 4JA	88
MR	SALIM	MAMOOJEE	9 LINDEN CLOSE	PRESTBURY	CHELTENHAM	GLOUCESTERSHIRE		GL52 3DX	657
MR	RICHARD	MANBY	59 BATTERY HILL	BISHOPS WALTHAM	SOUTHAMPTON	HAMPSHIRE		SO32 1BS	159
MRS	SARAH LOUISE	MANN	54 WIGEON LANE	WALTON CARDIFF	TEWKESBURY	GLOUCESTERSHIRE		GL20 7RS	79
MRS	SARAH LOUISE	MANN	54 WIGEON LANE	WALTON CARDIFF	TEWKESBURY	GLOUCESTERSHIRE		GL20 7RS	62
MR	JOHN ANTHONY	MARSZALL	38 WYKEHAM ROAD	NETLEY ABBEY	SOUTHAMPTON	HAMPSHIRE		SO31 5ET	62
MR	CHRISTOPHER JAMES	MARTIN	1 RIVERVIEW WAY	SWINDON VILLAGE	CHELTENHAM	GLOUCESTERSHIRE		GL51 0AF	125
MR	PHILIP GARETH	MASON	BRIERLEY	THE REDDINGS	CHELTENHAM	GLOUCESTERSHIRE		GL51 6RL	313
MR	CLIFFORD NEIL	MASON-WENN	1 PIKE HILL RISE	COMPTON ABDALE	CHELTENHAM	GLOUCESTERSHIRE		GL54 4DW	605
MR	TONY RAY	MATHIS	45 HALES CLOSE	CHELTENHAM	GLOUCESTERSHIRE			GL52 6TE	159
MR	TONY RAY	MATHIS	45 HALES CLOSE	CHELTENHAM	GLOUCESTERSHIRE			GL52 6TE	125
MR	DAVID GEORGE	MAYNE	21 ASHFIELD CLOSE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8LG	125
MRS	JENNIFER MARGARET	MCCARTHY	9 DERWENT DRIVE	MITTON	TEWKESBURY	GLOUCESTERSHIRE		GL20 8AZ	221
MR	SIDNEY VICTOR	MCKNIGHT	34 SEAFIELD CRESCENT	ONCHAN	ISLE OF MAN			IM3 3BZ	421
MR	JOHN FREDERICK	MCMULLAN	7 THIRLMERE AVENUE	ONCHAN	ISLE OF MAN			IM3 2DR	984
MR	MARK ANTHONY JOHN	MCNAUGHT	9 JESSON ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8PE	816
MR	STEVEN	MEEK	27 MARSH LANE	FORDHOUSES	STAFFORD	STAFFORDSHIRE		WV10 6RU	62
MR	SHAUN CLIFFORD	MERRIMAN	41 CARRANT ROAD	MITTON	TEWKESBURY	GLOUCESTERSHIRE		GL20 8AA	459
MR	ROBERT	MILLER	27 NOTTINGHAM ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8BS	159
MR	ROBERT	MILLER	27 NOTTINGHAM ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8BS	187
MR	PETER JOHN	MILLINGTON	59 ROMAN HACKLE AVENUE	WYMANS BROOK	CHELTENHAM	GLOUCESTERSHIRE		GL50 4RF	853
MR	DAVID	MILLS	114 STANNINGTON CRESCENT	TOTTON	SOUTHAMPTON	HAMPSHIRE		SO40 3QD	331
MRS	SUSAN	MILLS	38 HENLEY ROAD	SPRINGBANK	CHELTENHAM	GLOUCESTERSHIRE		GL51 0LD	980
MR	DEREK	MILTON-TURNER	31 ARPS ROAD	CODSALL	WOLVERHAMPTON	WEST MIDLANDS		WV8 1SH	100
MR	RICHARD	MITCHELL	51 PECKED LANE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8JS	391
MR	NIGEL GEORGE	MOODY	82 PORT STREET	EVESHAM	WORCESTERSHIRE			WR11 1AT	313
MISS	PAULA VERONICA	MORAN	20 QUESTED ROAD	CHERITON	FOLKESTONE	KENT		CT19 4BY	930
MR	STEPHEN DENNIS	MORETON	15 THE AVENUE	CASTLECROFT	WOLVERHAMPTON	WEST MIDLANDS		WV3 8LS	862
MR	STEPHEN DENNIS	MORETON	15 THE AVENUE	CASTLECROFT	WOLVERHAMPTON	WEST MIDLANDS		WV3 8LS	657
MRS	DEBORAH JAYNE	MORGAN	22 SEDGLEY ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8DD	127
MR	LEIGH CHRISTOPHER	MORGAN	32 BERWICK DRIVE	BURNLEY	LANCASHIRE			BB12 0TN	79
MR	DAVID	MORRIS	35 BARNES CLOSE	BITTERNE	SOUTHAMPTON	HAMPSHIRE		SO18 5FE	318
MR	STEVEN	MORRIS	9 BIBBEYS GREEN	MOSELEY PARKLANDS	WOLVERHAMPTON	WEST MIDLANDS		WV10 8TX	241
MR	NICOLAS	MURPHY	38 FORSYTHIA HOUSE	HUMBER CRESCENT	ROCHESTER	KENT		ME2 2DU	318
MR	NICOLAS	MURPHY	38 FORSYTHIA HOUSE	HUMBER CRESCENT	ROCHESTER	KENT		ME2 2DU	125
MR	MICHAEL	NEAVE	ROSYTH	NEW ROAD	SWANMORE	HAMPSHIRE		SO32 2PE	254
MR	MICHAEL	NEAVE	ROSYTH	NEW ROAD	SWANMORE	HAMPSHIRE		SO32 2PE	100
MR	BILLY NELSON	NEILL	31 SIR JOHN MOORE AVENUE	HYTHE	KENT			CT21 5DE	127
MR	GARY PAUL	NEWELL	8 MEADOWCROFT CLOSE	REEDSHOLME	RAWTENSTALL	ROSSENDALE	LANCASHIRE	BB4 8DF	95
MR	GARY PAUL	NEWELL	8 MEADOWCROFT CLOSE	REEDSHOLME	RAWTENSTALL	ROSSENDALE	LANCASHIRE	BB4 8DF	37
MR	PETER MARK	NEWSOME	FLAT 2	13 GROSVENOR PLACE SOUTH	CHELTENHAM	GLOUCESTERSHIRE		GL52 2RX	112
MR	STEPHEN	NICHOLLS	7 APPLEDORE CLOSE	WEEPING CROSS	STAFFORD	STAFFORDSHIRE		ST17 0EW	159
MR	ANDREW CAMERON	NOAKES	GREEN CLOSE	MANOR LANE	GOTHERINGTON	CHELTENHAM	GLOUCESTERSHIRE	GL52 9QX	286
MR	ANDREW CAMERON	NOAKES	GREEN CLOSE	MANOR LANE	GOTHERINGTON	CHELTENHAM	GLOUCESTERSHIRE	GL52 9QX	100
MR	NEIL ROGER	OCONNOR	12 WESTCROFT ROAD	SEDGLEY	DUDLEY	WEST MIDLANDS		DY3 3QP	390

MR	DAVID WARREN	ODDIE	7 BUTTERMERE RD	PIKE HILL	WORSTHORNE	BURNLEY	LANCASHIRE	BB10 4HH	254
MR	DAVID WARREN	ODDIE	7 BUTTERMERE RD	PIKE HILL	WORSTHORNE	BURNLEY	LANCASHIRE	BB10 4HH	100
MR	KEVIN	OHARA	6 SYCAMORE GROVE	EASTBURN	KEIGHLEY	WEST YORKSHIRE		BD20 7SW	50
MS	JANICE	O'HARA	8 HISNAMS FIELD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8LQ	159
MS	JANICE	O'HARA	8 HISNAMS FIELD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8LQ	125
MR	MICHAEL CHARLES	OLDHAM	3 LEVEN CLOSE	CHANDLERS FORD	EASTLEIGH	HAMPSHIRE		SO53 4SH	159
MR	MICHAEL CHARLES	OLDHAM	3 LEVEN CLOSE	CHANDLERS FORD	EASTLEIGH	HAMPSHIRE		SO53 4SH	62
MR	BRIAN	O'LEARY	CHERRY LEA	BEARDS ROAD	NEWHALL	SWADLINCOTE	DERBYSHIRE	DE11 0ED	318
MR	BRIAN	O'LEARY	CHERRY LEA	BEARDS ROAD	NEWHALL	SWADLINCOTE	DERBYSHIRE	DE11 0ED	125
MR	ROBERT	ORBELL	4 ASPEN GROVE	WYTHALL	BIRMINGHAM	WEST MIDLANDS		B47 6LJ	63
MR	JOHN PHILIP	PALMER	52 WOOLSTON ROAD	BUTLOCKS HEATH	SOUTHAMPTON	HAMPSHIRE		SO31 5FQ	318
MR	RUSSELL JAMES	PALMER	14 TOMMY TAYLORS LANE	CHELTENHAM	GLOUCESTERSHIRE			GL50 4SP	318
MR	RUSSELL JAMES	PALMER	14 TOMMY TAYLORS LANE	CHELTENHAM	GLOUCESTERSHIRE			GL50 4SP	125
MRS	MARGARET ANN	PANNETT	80 ASHLEA MEADOW	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 7WG	262
MRS	MARGARET ANN	PANNETT	80 ASHLEA MEADOW	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 7WG	127
MR	JAYANTILAL	PATEL	21 CRATHORNE AVENUE	FORDHOUSES	WOLVERHAMPTON	WEST MIDLANDS		WV10 6BT	313
MRS	KALPNA	PATEL	57 OLD CHURCH LANE	STANMORE	MIDDLESEX			HA7 2RG	62
MR	ROBERT EDMUND	PEARCE	SHAKESPEARE COTTAGES	7 NORTH ROAD WEST	THE REDDINGS	GLOUCESTERSHIRE		GL51 6RF	2,278
MR	ROBIN TREVOR	PERRY	STRAIGHT MILE COTTAGE	GLOUCESTER ROAD	RUDGEWAY	GLOUCESTERSHIRE		BS35 3SB	980
MR	ANDREW MICHAEL	PETERS	HILLRISE	MAIN STREET	LENCHWICK	EVESHAM	WORCESTERSHIRE	WR11 4TG	345
MR	CHRISTIAN JAMES	PICKERING	25 ENGLAND AVE	FERNHURST FARM	BLACKBRUN	LANCASHIRE		BB2 4FD	75
MR	JOHN EDWARD	POPE	7 WHITEHOUSE WAY	WOODMANCOTE	CHELTENHAM	GLOUCESTERSHIRE		GL52 4PR	328
MR	JOHN EDWARD	POPE	7 WHITEHOUSE WAY	WOODMANCOTE	CHELTENHAM	GLOUCESTERSHIRE		GL52 4PR	127
MR	JOHN EDWARD	PORTER	12 ELM DRIVE	BROCKWORTH	GLOUCESTER	GLOUCESTERSHIRE		GL3 4DH	159
MR	JOHN EDWARD	PORTER	12 ELM DRIVE	BROCKWORTH	GLOUCESTER	GLOUCESTERSHIRE		GL3 4DH	187
MISS	WENDY	POWER	87 STANWICK DRIVE	CHELTENHAM	GLOUCESTERSHIRE			GL51 9LH	318
MRS	TERESA CLARE	PRAGNELL	71 SUFFOLK AVENUE	SHIRLEY	SOUTHAMPTON	HAMPSHIRE		SO15 5EF	130
MRS	TERESA CLARE	PRAGNELL	71 SUFFOLK AVENUE	SHIRLEY	SOUTHAMPTON	HAMPSHIRE		SO15 5EF	37
MR	DOMINIC	PUGH	7 THE BROADWAY	CODSALL	WOLVERHAMPTON	WEST MIDLANDS		WV8 2EL	100
MR	STEPHEN GEOFFREY	PURVEUR	21 CALSPICK WAY	LONGLEVENS	GLOUCESTER	GLOUCESTERSHIRE		GL2 0XA	879
MR	SIMON ROBERT	RANDELL	5 OVIAT CLOSE	TOTTON	SOUTHAMPTON	HAMPSHIRE		SO40 8EX	172
MR	SIMON ROBERT	RANDELL	5 OVIAT CLOSE	TOTTON	SOUTHAMPTON	HAMPSHIRE		SO40 8EX	62
MRS	ALICE MARY	READ	14 PALMBEACH AVENUE	HYTHE	KENT			CT21 6NH	676
MRS	ALICE MARY	READ	14 PALMBEACH AVENUE	HYTHE	KENT			CT21 6NH	137
MR	RAYMOND	REES	109 STOCKBRIDGE ROAD	PADIHAM	BURNLEY	LANCASHIRE		BB12 7EX	95
MR	RAYMOND	REES	109 STOCKBRIDGE ROAD	PADIHAM	BURNLEY	LANCASHIRE		BB12 7EX	37
MR	GRAHAM JOHN	RICHARDS	7 SEVEN ACRES	ABBEYMEAD	GLOUCESTER	GLOUCESTERSHIRE		GL4 4QU	431
MR	TERENCE MICHAEL	RICHER	11 BURLEIGH ROAD	SUTTON	SURREY			SM3 9NE	1,539
MR	PHILLIP	RIDDLE	17 BRADLEY GARDENS	BURNLEY	LANCASHIRE			BB12 6JT	50
MR	ALLAN	ROGERS	346 BAKERHOUSE ROAD	NELSON	LANCASHIRE				121
MR	ALLAN	ROGERS	346 BAKERHOUSE ROAD	NELSON	LANCASHIRE				50
MR	GRAHAM PITER	SADUKEWYCZ	87 HALES ROAD	CHELTENHAM	GLOUCESTERSHIRE			GL52 6ST	318
MRS	SUSAN	SALTER	TYROL HOUSE	ELCOMBES CLOSE	LYNDHURST	SOUTHAMPTON	HAMPSHIRE	SO43 7DS	862
MRS	SUSAN	SALTER	TYROL HOUSE	ELCOMBES CLOSE	LYNDHURST	SOUTHAMPTON	HAMPSHIRE	SO43 7DS	328
MRS	SUSAN	SALTER	TYROL HOUSE	ELCOMBES CLOSE	LYNDHURST	SOUTHAMPTON	HAMPSHIRE	SO43 7DS	318
MR	NICHOLAS DUDLEY	SAXTON	80B HALES ROAD	CHELTENHAM	GLOS			GL52 6SU	980
MR	DAVID	SCONCE	76 MIDDLESEX AVE	BURNLEY	LANCASHIRE			BB12 6AB	127
MR	DAVID	SCONCE	76 MIDDLESEX AVE	BURNLEY	LANCASHIRE			BB12 6AB	200
MR	PETER JAMES	SCOTT	12 DERWENT DRIVE	MITTON	TEWKESBURY	GLOUCESTERSHIRE		GL20 8AZ	254
MR	PETER JAMES	SCOTT	12 DERWENT DRIVE	MITTON	TEWKESBURY	GLOUCESTERSHIRE		GL20 8AZ	112
MR	TERENCE EDWARD	SETTLE	10 HOLMESLAND WALK	BOTLEY	SOUTHAMPTON	HAMPSHIRE		SO30 2DZ	1,725
MR	KARL GEORGE LESLIE	SHARP	HOB HEY	8 FARMHILL GARDENS	DOUGLAS	ISLE OF MAN		IM2 2EG	127

MR	KARL GEORGE LESLIE	SHARP	HOB HEY	8 FARMHILL GARDENS	DOUGLAS	ISLE OF MAN	IM2 2EG	68
MR	BERNARD BRIAN	SHAW	12 TREVOSE CLOSE	GOSPORT	HAMPSHIRE		PO13 0NG	159
MR	BERNARD BRIAN	SHAW	12 TREVOSE CLOSE	GOSPORT	HAMPSHIRE		PO13 0NG	62
MR	CLIVE LESLIE	SHAW	APARTMENT 7	SLIEU REE	UNION MILLS	ISLE OF MAN		862
MR	CLIVE LESLIE	SHAW	APARTMENT 7	SLIEU REE	UNION MILLS	ISLE OF MAN		328
MR	BARRY STANLEY	SMITH	9 ELMDON CLOSE	PENKRIDGE	STAFFORD	STAFFORDSHIRE	ST19 5EZ	1,083
MR	DARRYL KEVIN	SMITH	121 UNDERWOOD ROAD	BISHOPSTOKE	EASTLEIGH	HAMPSHIRE	SO50 6GG	62
MR	DAVID KEITH	SMITH	2 SOUTHGATE DRIVE	CHELTENHAM	GLOUCESTERSHIRE		GL53 7QL	477
MR	DAVID KEITH	SMITH	2 SOUTHGATE DRIVE	CHELTENHAM	GLOUCESTERSHIRE		GL53 7QL	125
MR	DEREK	SMITH	5 ST NINIANS ROAD	DOUGLAS	ISLE OF MAN		IM2 4BB	213
MR	MICHAEL ERIC	SMITH	145 MANOR FARM ROAD	BITTERNE PARK	SOUTHAMPTON	HAMPSHIRE	SO18 1NY	175
MR	MICHAEL ERIC	SMITH	145 MANOR FARM ROAD	BITTERNE PARK	SOUTHAMPTON	HAMPSHIRE	SO18 1NY	87
MR	MICHAEL SHAUN	SMITH	6 SUMMERLEIGH WALK	STUBBINGTON	FAREHAM	HAMPSHIRE	PO14 2TQ	159
MR	MICHAEL SHAUN	SMITH	6 SUMMERLEIGH WALK	STUBBINGTON	FAREHAM	HAMPSHIRE	PO14 2TQ	125
MR	PAUL	SMITH	2 BOWLAND AVE	BURNLEY	LANCASHIRE		BB10 4NG	151
MR	PAUL	SMITH	2 BOWLAND AVE	BURNLEY	LANCASHIRE		BB10 4NG	60
MRS	NICOLA JANE	SMITHWICK	19 OAKWOOD WAY	HAMBLE	SOUTHAMPTON	HAMPSHIRE	SO31 4HJ	159
MRS	NICOLA JANE	SMITHWICK	19 OAKWOOD WAY	HAMBLE	SOUTHAMPTON	HAMPSHIRE	SO31 4HJ	62
MR	ROBERT	SNOW	6 RUSPIDGE CLOSE	ABBEYMEAD	GLOUCESTER	GLOUCESTERSHIRE	GL4 4GT	215
MR	ROBERT	SNOW	6 RUSPIDGE CLOSE	ABBEYMEAD	GLOUCESTER	GLOUCESTERSHIRE	GL4 4GT	164
MR	ROBERT	SNOW	6 RUSPIDGE CLOSE	ABBEYMEAD	GLOUCESTER	GLOUCESTERSHIRE	GL4 4GT	111
MR	ROBERT	SNOW	6 RUSPIDGE CLOSE	ABBEYMEAD	GLOUCESTER	GLOUCESTERSHIRE	GL4 4GT	62
MR	MARK JOHN	STEPHENS	8 WESTFIELD AVENUE	BROCKWORTH	GLOUCESTER	GLOUCESTERSHIRE	GL3 4AY	862
MR	WILLIAM	STEWART	208 FOLKESTONE ROAD	MAXTON	DOVER	KENT	CT17 9JB	383
MR	WILLIAM	STEWART	208 FOLKESTONE ROAD	MAXTON	DOVER	KENT	CT17 9JB	528
MR	WILLIAM	STEWART	208 FOLKESTONE ROAD	MAXTON	DOVER	KENT	CT17 9JB	405
MR	WILLIAM	STEWART	208 FOLKESTONE ROAD	MAXTON	DOVER	KENT	CT17 9JB	166
MR	MICHAEL CHARLES	STICKLAND	GREEN RIDGE BARROW STREET	MERE	WARMINSTER	WILTSHIRE	BA12 6AB	318
MR	MICHAEL CHARLES	STICKLAND	GREEN RIDGE BARROW STREET	MERE	WARMINSTER	WILTSHIRE	BA12 6AB	62
MR	RICHARD ANTHONY	STROUD	21 HEREFORD PLACE	CHELTENHAM	GLOUCESTERSHIRE		GL50 4JQ	328
MR	RICHARD ANTHONY	STROUD	21 HEREFORD PLACE	CHELTENHAM	GLOUCESTERSHIRE		GL50 4JQ	87
MR	ADRIAN DEREK	SULLY	23 MEADWAY STREET	CHASETOWN	BURNTWOOD	STAFFORDSHIRE	WS7 4TW	301
MR	ADRIAN DEREK	SULLY	23 MEADWAY STREET	CHASETOWN	BURNTWOOD	STAFFORDSHIRE	WS7 4TW	328
MR	ADRIAN DEREK	SULLY	23 MEADWAY STREET	CHASETOWN	BURNTWOOD	STAFFORDSHIRE	WS7 4TW	79
MR	ADRIAN DEREK	SULLY	23 MEADWAY STREET	CHASETOWN	BURNTWOOD	STAFFORDSHIRE	WS7 4TW	62
MR	PAUL	SUMMERS	24 NEWMARKET WAY	BROMFORD BRIDGE	BIRMINGHAM	WEST MIDLANDS	B36 8SY	318
MR	PAUL	SUMMERS	24 NEWMARKET WAY	BROMFORD BRIDGE	BIRMINGHAM	WEST MIDLANDS	B36 8SY	125
MR	VERNON	TAFT	14 BRAMLEY AVE	BURNLEY	LANCASHIRE		BB12 0HU	55
MR	ROY FREDERICK	TATTERSALL	89 HAYWOOD ROAD	ACCRINGTON	LANCASHIRE		BB5 5AW	50
MR	BRYAN	TAYLOR	16 WIGGINSMILL ROAD	LEABROOK	WEDNESBURY	WEST MIDLANDS	WS10 7NH	188
MR	BRYAN	TAYLOR	16 WIGGINSMILL ROAD	LEABROOK	WEDNESBURY	WEST MIDLANDS	WS10 7NH	172
MR	BRYAN	TAYLOR	16 WIGGINSMILL ROAD	LEABROOK	WEDNESBURY	WEST MIDLANDS	WS10 7NH	131
MR	BRYAN	TAYLOR	16 WIGGINSMILL ROAD	LEABROOK	WEDNESBURY	WEST MIDLANDS	WS10 7NH	63
MR	BRYAN	TAYLOR	16 WIGGINSMILL ROAD	LEABROOK	WEDNESBURY	WEST MIDLANDS	WS10 7NH	25
MR	MARK ANTHONY	TAYLOR	3 SCHOFIELD STREET	DARWEN	LANCASHIRE		BB3 1NR	50
MR	DAVID MICHAEL	THOMPSON	27 DYSERTH CLOSE	WESTON	SOUTHAMPTON	HAMPSHIRE	SO19 9HU	131
MR	ANDREW PAUL	THORN	58 SHEARWATER AVENUE	CAMS BAY	FAREHAM	HAMPSHIRE	PO16 8YQ	318
MR	ANDREW PAUL	THORN	58 SHEARWATER AVENUE	CAMS BAY	FAREHAM	HAMPSHIRE	PO16 8YQ	62
MR	JOHN	TIMMINS	32 ARPS ROAD	CODSALL	WOLVERHAMPTON	WEST MIDLANDS	WV8 1SQ	164
MR	JOHN	TIMMINS	32 ARPS ROAD	CODSALL	WOLVERHAMPTON	WEST MIDLANDS	WV8 1SQ	79
MR	JOHN	TIMMINS	32 ARPS ROAD	CODSALL	WOLVERHAMPTON	WEST MIDLANDS	WV8 1SQ	25
MR	GEORGE	TOCHER	8 MANOR ROAD	WICKHAMFORD	EVESHAM	WORCESTERSHIRE	WR11 7SA	222

MR	GEORGE	TOCHER	8 MANOR ROAD	WICKHAMFORD	EVESHAM	WORCESTERSHIRE		WR11 7SA	150
MR	MARK	TOVEY	8 SPRING HILL	SANDHURST	GLOUCESTER	GLOUCESTERSHIRE		GL2 9NY	65
MR	MARK	TOVEY	8 SPRING HILL	SANDHURST	GLOUCESTER	GLOUCESTERSHIRE		GL2 9NY	31
MR	N	TOWNSEND	FERR-LIAN	BURSNIPS ROAD	ESSINGTON	WOLVERHAMPTON	WEST MIDLANDS	WV11 2RE	159
MR	N	TOWNSEND	FERR-LIAN	BURSNIPS ROAD	ESSINGTON	WOLVERHAMPTON	WEST MIDLANDS	WV11 2RE	62
MR	STEVEN	TOWNSEND	346 BURNLEY ROAD	ACCRINGTON	LANCASHIRE			BB5 6HG	445
MR	STEVEN	TOWNSEND	346 BURNLEY ROAD	ACCRINGTON	LANCASHIRE			BB5 6HG	137
MRS	CATHERINE LOUISE	TRAMISCHUS	2 OAKWOOD CLOSE	HILTINGBURY	CHANDLERS FORD	EASTLEIGH	HAMPSHIRE	SO53 5NW	159
MR	ANDREW JOHN	TURNER	10 SIMS LANE	QUEDGELEY	GLOUCESTER	GLOUCESTERSHIRE		GL2 3NJ	647
MR	ANDREW JOHN	TURNER	10 SIMS LANE	QUEDGELEY	GLOUCESTER	GLOUCESTERSHIRE		GL2 3NJ	427
MR	ANDREW JOHN	TURNER	10 SIMS LANE	QUEDGELEY	GLOUCESTER	GLOUCESTERSHIRE		GL2 3NJ	159
MR	ANDREW JOHN	TURNER	10 SIMS LANE	QUEDGELEY	GLOUCESTER	GLOUCESTERSHIRE		GL2 3NJ	75
MR	NEIL	TURNER	7 CHERRY TREE GARDENS	BILBROOK	WOLVERHAMPTON	WEST MIDLANDS		WV8 1NN	125
MR	SHELDON	TURNER	5 HEATHMOOR CLOSE	ILLINGWORTH	HALIFAX	WEST YORKSHIRE		HX2 9LS	62
MR	CHRISTOPHER FRANK	WALKER	6 INGESTRE CLOSE	HEATH HAYES	CANNOCK	STAFFORDSHIRE		WS11 7YY	63
MR	WILLIAM	WALSH	22 PAYTHORNE AVENUE	BURNLEY	LANCASHIRE				318
MR	PHILIP HARRY	WALTERS	23 HERTFORD ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8DA	95
MR	PHILIP HARRY	WALTERS	23 HERTFORD ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8DA	50
MR	KEVAN	WATKINS	8 SPRINGFIELD	NEWTOWN	TEWKESBURY	GLOUCESTERSHIRE		GL20 8EP	164
MR	KEVAN	WATKINS	8 SPRINGFIELD	NEWTOWN	TEWKESBURY	GLOUCESTERSHIRE		GL20 8EP	62
MR	KEVIN IAN	WATKINS	28 FOREST PATCH	BERRY HILL	COLEFORD	GLOUCESTERSHIRE		GL16 8RB	568
MR	KEVIN IAN	WATKINS	28 FOREST PATCH	BERRY HILL	COLEFORD	GLOUCESTERSHIRE		GL16 8RB	159
MR	KEVIN IAN	WATKINS	28 FOREST PATCH	BERRY HILL	COLEFORD	GLOUCESTERSHIRE		GL16 8RB	125
MR	BARRIE JOHN	WATTS	44 HAWKHURST CLOSE	WESTON	SOUTHAMPTON	HAMPSHIRE		SO19 9AX	79
MR	BARRIE JOHN	WATTS	44 HAWKHURST CLOSE	WESTON	SOUTHAMPTON	HAMPSHIRE		SO19 9AX	43
MR	DAVID ERNEST	WEAVER	27 WEDGWOOD DRIVE	LONGLEVENS	GLOUCESTER	GLOUCESTERSHIRE		GL2 0AD	1,137
MRS	ROSARIO	WESTGARTH	7 GORDON ROAD	CHERITON	FOLKESTONE	KENT		CT20 3LD	405
MR	MARK	WHEATCROFT	28 LEIGH PARK	HAPTON	BURNLEY	LANCASHIRE		BB11 5PD	182
MR	MARK	WHEATCROFT	28 LEIGH PARK	HAPTON	BURNLEY	LANCASHIRE		BB11 5PD	75
MR	ALAN JOSEPH	WHEATLEY	7 HOLME CLOSE	EARBY	COLNE	LANCASHIRE		BB8 6UG	62
MR	DAVID HAROLD	WHITCOMBE	16 LINDEN CLOSE	PRESTBURY	CHELTENHAM	GLOUCESTERSHIRE		GL52 3DU	262
MR	DAVID HAROLD	WHITCOMBE	16 LINDEN CLOSE	PRESTBURY	CHELTENHAM	GLOUCESTERSHIRE		GL52 3DU	95
MR	DAVID HAROLD	WHITCOMBE	16 LINDEN CLOSE	PRESTBURY	CHELTENHAM	GLOUCESTERSHIRE		GL52 3DU	62
MR	ANDREW MALCOLM	WHITE	62 HINKLER ROAD	THORNHILL	SOUTHAMPTON	HAMPSHIRE		SO19 6FT	62
MR	PAUL ALAN	WHITFIELD	ARMSLEY LODGE	GODSHILL WOOD	FORDINGBRIDGE	HAMPSHIRE		SP6 2LU	328
MR	PAUL ALAN	WHITFIELD	ARMSLEY LODGE	GODSHILL WOOD	FORDINGBRIDGE	HAMPSHIRE		SP6 2LU	159
MR	PAUL ALAN	WHITFIELD	ARMSLEY LODGE	GODSHILL WOOD	FORDINGBRIDGE	HAMPSHIRE		SP6 2LU	62
MR	GRAHAM	WHITTAKER	36 CAUSEY FOOT	NELSON	LANCASHIRE			BB9 0DR	345
MR	GRAHAM	WHITTAKER	36 CAUSEY FOOT	NELSON	LANCASHIRE			BB9 0DR	262
MR	GRAHAM	WHITTAKER	36 CAUSEY FOOT	NELSON	LANCASHIRE			BB9 0DR	63
MR	GRAHAM	WHITTAKER	36 CAUSEY FOOT	NELSON	LANCASHIRE			BB9 0DR	25
MR	ROGER LEE	WHYBORN	42 FERNLEIGH CRESCENT	UP HATHERLEY	CHELTENHAM	GLOUCESTERSHIRE		GL51 3QL	68
MR	ROBERT NEIL	WIGGINS	56 MINETTS AVENUE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8JT	568
MR	LEE JOHN	WILKINSON	106 CARTER ROAD	CHELTENHAM	GLOUCESTERSHIRE			GL51 0US	79
MR	LEE JOHN	WILKINSON	106 CARTER ROAD	CHELTENHAM	GLOUCESTERSHIRE			GL51 0US	31
MR	LEE ANTONY	WILKS	VARNISTER	NR DRYBROOK	GLOUCESTER	GLOUCESTERSHIRE		GL17 9BQ	125
MR	DAVID	WILLIAMS	7 CRICKET MEADOW	FORDHOUSES	WOLVERHAMPTON	WEST MIDLANDS		WV10 6LS	141
MR	DAVID	WILLIAMS	7 CRICKET MEADOW	FORDHOUSES	WOLVERHAMPTON	WEST MIDLANDS		WV10 6LS	345
MR	DAVID	WILLIAMS	7 CRICKET MEADOW	FORDHOUSES	WOLVERHAMPTON	WEST MIDLANDS		WV10 6LS	262
MR	DAVID	WILLIAMS	7 CRICKET MEADOW	FORDHOUSES	WOLVERHAMPTON	WEST MIDLANDS		WV10 6LS	127
MR	DAVID	WILLIAMS	7 CRICKET MEADOW	FORDHOUSES	WOLVERHAMPTON	WEST MIDLANDS		WV10 6LS	50
MR	PAUL	WILLIAMS	14 KINGSCOTE AVENUE	CHELTENHAM	GLOUCESTERSHIRE			GL51 6JY	62

MRS	SUSAN	WILLIAMS	26 GREENWOOD	YARDLEY	BIRMINGHAM	WEST MIDLANDS		B25 8YU	125
MR	TERENCE GEORGE	WILLIAMS	1 FARINGDON ROAD	HATHERLEY	CHELTENHAM	GLOUCESTERSHIRE		GL51 6NZ	159
MR	TERENCE GEORGE	WILLIAMS	1 FARINGDON ROAD	HATHERLEY	CHELTENHAM	GLOUCESTERSHIRE		GL51 6NZ	62
MR	IAN STUART	WILLIS	17 TANNERS ROAD	CHELTENHAM	GLOUCESTERSHIRE			GL51 7LJ	431
MR	IAN STUART	WILLIS	17 TANNERS ROAD	CHELTENHAM	GLOUCESTERSHIRE			GL51 7LJ	127
MR	IAN STUART	WILLIS	17 TANNERS ROAD	CHELTENHAM	GLOUCESTERSHIRE			GL51 7LJ	81
MR	DAMIAN JOHN	WILSON	34 SOMERSET ROAD	RISHTON	BLACKBURN	LANCASHIRE		BB1 4BP	55
MRS	DEBORAH	WILSON	170 CHERITON HIGH STREET	FOLKESTONE	KENT			CT19 4HN	405
MR	TERRY	WINDLE	40 TIVERTON DRIVE	BURNLEY	LANCASHIRE			BB10 2JT	273
MR	TERRY	WINDLE	40 TIVERTON DRIVE	BURNLEY	LANCASHIRE			BB10 2JT	100
MR	KEITH	WITHEY	77 LIMBRICK CLOSE	SHIRLEY	SOLIHULL	WEST MIDLANDS		B90 2LS	88
MR	MICHAEL	WOLFE	98 KNIGHTON ROAD	WOOLSTON	SOUTHAMPTON	HAMPSHIRE		SO19 2FN	345
MRS	WENDY	WONFOR	22 COBDEN RD	HYTHE	KENT			CT21 6EY	270
MR	EDWARD	WOODS	3 MASEFIELD AVENUE	PADIHAM	BURNLEY	LANCASHIRE		BB12 8SY	127
MR	EDWARD	WOODS	3 MASEFIELD AVENUE	PADIHAM	BURNLEY	LANCASHIRE		BB12 8SY	50
MR	IAN	WOODWARD	222 CASTLECROFT ROAD	CASTLECROFT	WOLVERHAMPTON	WEST MIDLANDS		WV3 8ND	431
MR	NICHOLAS ANTHONY MARK	WOODWARD	21 BLINK HORNS BRIDGE LANE	BARNWOOD	GLOUCESTER	GLOUCESTERSHIRE		GL2 0SL	62
MR	PETER	WOOLFREY	THE WHITEHOUSE	25 ST MARGARET'S ROAD	ALDERTON	TEWKESBURY	GLOUCESTERSHIRE		2,157
MR	ANTHONY DONALD	WRIGHT	15 BELMONT GR	BURNLEY	LANCASHIRE			BB10 4NR	137
MR	SEAN	WYNNE	22 PARKSIDE ROAD	TODMORDEN	LANCASHIRE			OL14 8QA	127
MR	KEITH	YATES	TIBBLESTONE LODGE	ASHTON ROAD	BECKFORD	GLOUCESTERSHIRE		GL20 7AU	682
MR	CHRISTOPHER JAMES	YOUNG	CLIFF VIEW	NEW ROAD	FLAXLEY	NEWNHAM	GLOUCESTERSHIRE	GL14 1JS	409
									130,490

END